Exhibit 99.1

TRANSACTION AGREEMENT

by and between

CHIESI FARMACEUTICI S.P.A.

and

AMRYT PHARMA PLC

dated as of

January 8, 2023

i

ii

ANNEXES

Annex A – Definitions
Annex B – Form of Scheme of Arrangement
Annex C – Form of Company Shareholder Resolution
Annex D – Form of CVR Agreement

iii

TRANSACTION AGREEMENT

This Transaction Agreement (this “Agreement”), dated as of January 8, 2023, is by and between Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Purchaser”), and Amryt Pharma plc, a public limited company incorporated in England and Wales with registered number 12107859 (“Company” and, together with Purchaser, the “Parties”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, on the terms and subject to the conditions set out in this Agreement, it is intended that the entire issued and to be issued share capital of Company be acquired by Purchaser pursuant to the Scheme of Arrangement (the “Transaction”);

WHEREAS, the United Kingdom Panel on Takeovers and Mergers (the “Panel”) has advised the Company that (i) the Panel does not consider that Company has its place of central management and control in the United Kingdom, Channel Islands or Isle of Man, based on the residency of the current Company Board, for the purposes of the United Kingdom City Code on Takeovers and Mergers (“Takeover Code”) and (ii) accordingly, the Takeover Code does not apply to Company or the Transaction;

WHEREAS, the Parties intend that, (a) at the Effective Time, the Scheme of Arrangement will become effective pursuant to which Purchaser will acquire the Scheme Shares (including, for the avoidance of doubt, the Depositary Shares) from the Scheme Shareholders in accordance with the Scheme of Arrangement, and the Scheme Shareholders shall cease to have any rights with respect to the Scheme Shares, except their rights, in accordance with the terms of the Scheme of Arrangement, to receive, in exchange for each Scheme Share, (i) $2.90 in cash, without interest (the “Per Share Cash Consideration”), and (ii)(A) one Milestone 1 CVR and (B) one Milestone 2 CVR (together, the “Per Share CVR Consideration” and, together with the Per Share Cash Consideration, the “Per Share Consideration”) on the terms and subject to the conditions set out herein and the Scheme of Arrangement and (b) accordingly, immediately following the Effective Time and as an indirect consequence of the Scheme of Arrangement, the holders of Company ADSs shall cease to have any rights with respect to the Company ADSs except for the right to receive, in exchange for each Company ADS, (i) an amount of cash equal to $14.50 (the “Per ADS Cash Consideration”) and (ii) (A) five Milestone 1 CVRs and (B) five Milestone 2 CVRs (together, the “Per ADS CVR Consideration” and, together with the Per ADS Cash Consideration, the “Per ADS Consideration”), in each case subject to the terms and conditions set forth herein, in the Scheme of Arrangement and in the Deposit Agreement;

WHEREAS, the board of directors of Company (the “Company Board”) has unanimously resolved (i) that the entry by Company into this Agreement, and the implementation of the Transaction and the Scheme of Arrangement, is fair to and in the best interests of Company for the benefit of the Company Shareholders as a whole, (ii) that the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, be and is approved, (iii) to unanimously recommend to the Company Shareholders the approval of the Scheme of Arrangement at the Scheme Meeting and the passing of the Company Shareholder Resolution at the Company GM and (iv) to direct that the Scheme of Arrangement be submitted for approval by the Company Shareholders at the Scheme Meeting on the terms and subject to the conditions set forth herein and therein;

WHEREAS, the board of directors of Purchaser (the “Purchaser Board”) has (i) unanimously resolved that the entry by Purchaser into this Agreement and the implementation of the Transaction, including the delivery to the Scheme Shareholders of the CVRs in connection therewith, is in the best interests of Purchaser and Purchaser’s shareholders, and declared it advisable to enter into this Agreement and to consummate the transactions contemplated hereby, including the Transaction, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction;

WHEREAS, as of or prior to the Effective Time, Purchaser and a rights agent mutually agreeable to Purchaser and Company (the “Rights Agent”) will enter into a Contingent Value Rights Agreement in the form attached hereto as Annex D (the “CVR Agreement”);

WHEREAS, as a condition and inducement to the willingness of Purchaser to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain of the Company Shareholders are entering into voting and transaction support agreements with Purchaser (each, a “Support Agreement”) pursuant to which, on the terms and subject to the conditions therein, such Company Shareholders have agreed to vote their Company ADSs and/or Company Ordinary Shares in favor of the approval of the Scheme of Arrangement at the Scheme Meeting and the passing of the Company Shareholder Resolution at the Company GM; and

WHEREAS, Company and Purchaser desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Company and Purchaser agree as follows:

ARTICLE I

THE TRANSACTION

Section 1.1          The Transaction. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement, the Scheme of Arrangement will become effective, pursuant to which Purchaser shall acquire the Scheme Shares. The Scheme Shares will be acquired fully paid, with full title guarantee, free from all Liens (other than transfer restrictions arising under applicable securities laws) and together with all rights at the Effective Time or thereafter attached or relating thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.

Section 1.2          Closing. Unless otherwise mutually agreed in writing between Purchaser and Company, the closing of the Transaction (the “Closing”) shall occur as promptly as practicable (and in any event within three Business Days) following the satisfaction or (to the extent permitted by Applicable Law) waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing actually occurs is referred to as the “Closing Date”. To the extent that documents and signatures are required to be executed or provided at the Closing, such matters shall be dealt with by way of a virtual closing through electronic exchange of documents and signatures.

Section 1.3          Delivery of Court Order. On the Closing Date, in connection with the Closing, Company shall (i) deliver, or cause to be delivered, the order of the Court sanctioning the Scheme of Arrangement (such order, the “Court Order”) to the Registrar of Companies in England and Wales and the Scheme of Arrangement shall become effective upon such delivery in accordance with its terms (the date and time of such delivery being the time that the Scheme of Arrangement shall become effective, herein referred to as the “Effective Time”) and (ii) deliver a copy of the Court Order to Purchaser together with appropriate evidence of the Effective Time.

ARTICLE II

TRANSFER OF SCHEME SHARES

Section 2.1          Transfer of Scheme Shares.

(a)          At the Effective Time, the Scheme of Arrangement will become effective, pursuant to which Purchaser (and/or its nominee(s)) will acquire the Scheme Shares (including, for the avoidance of doubt, the Depositary Shares) from the Scheme Shareholders in accordance with the provisions of the Scheme of Arrangement, and the Scheme Shareholders shall cease to have any rights with respect to the Scheme Shares, except their rights, in accordance with the terms of the Scheme of Arrangement, to receive, in exchange for each Scheme Share, the Per Share Consideration. For the avoidance of doubt, the Parties acknowledge that, although the holders of Company ADSs are not Scheme Shareholders by virtue of their holdings of Company ADSs, the Depositary Shares are Scheme Shares subject to the Scheme of Arrangement and accordingly, immediately following the Effective Time and as an indirect consequence of the Scheme of Arrangement, the holders of Company ADSs shall cease to have any rights with respect to the Company ADSs except for the right to receive (in the case of certificated Company ADSs, in exchange for surrendering each Company ADS to the Depositary (or the Depositary Custodian)) the Per ADS Consideration, in each case subject to the terms and conditions set forth herein, in the Scheme of Arrangement and in the Deposit Agreement. As soon as reasonably practicable after the Effective Time, and subject to the stamping of the relevant instrument of transfer, the Register of Members of Company will be updated in accordance with the Scheme of Arrangement to reflect the transfer of the Scheme Shares, as contemplated hereby and thereby.

(b)          Prior to the Closing, Purchaser shall appoint a commercial bank or trust company reasonably acceptable to Company (the “Paying Agent”) and enter into a paying agent agreement with the Paying Agent reasonably acceptable to Company. At or prior to the Effective Time, Purchaser shall procure the deposit with the Paying Agent, for the benefit of the Scheme Shareholders, of cash in an amount equal to the aggregate amount of Per Share Cash Consideration. All cash deposited with the Paying Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Company Payment Fund”. No interest shall be paid or shall accrue for the benefit of Scheme Shareholders on the Per Share Consideration. Notwithstanding anything to the contrary in this Section 2.1(b), all obligations of Purchaser with respect to consideration required to be provided by Purchaser to the Paying Agent in respect of the Depositary Shares shall be satisfied to the extent Purchaser provides such consideration directly to the Depositary (or, to the extent that the Depositary is not itself the registered holder of the relevant Scheme Shares that underly the Company ADSs, whichever nominee, custodian or other entity is the Scheme Shareholder in respect of such Scheme Shares (the “Depositary Custodian”)) pursuant to the procedures contemplated by Section 2.1(c).

(c)          Prior to the Closing, Company and Purchaser shall establish procedures with the Depositary that are reasonably acceptable to Company and Purchaser to ensure that (i) the Depositary (or the Depositary Custodian) shall promptly deliver the Per ADS Consideration to each holder of a Company ADS (in the case of certificated Company ADSs, that has duly surrendered Company ADSs to the Depositary (or the Depositary Custodian)), (ii) any funds unclaimed by holders of Company ADSs shall be treated, as closely as reasonably possible, in the same manner as provided under Section 2.1(d), and (iii) if reasonably practicable, the Per Share Consideration in respect of the Depositary Shares will be delivered directly by Purchaser to the Depositary (or the Depositary Custodian) rather than through the Paying Agent. If reasonably deemed necessary by the Parties in furtherance of the establishment of such procedures, Company shall enter into one or more amendments to the Deposit Agreement that are reasonably acceptable to the Depositary, Company and Purchaser, and the Parties shall deliver any certificates and opinions of counsel reasonably requested by the Depositary in connection therewith.  Purchaser will bear the fees, charges and expenses that the Company ADS holders are required to bear under the Deposit Agreement in connection with the Transaction and the other transactions contemplated hereby, the cancellation of the Company ADSs and the receipt of the Per ADS Consideration, but in no event will be required to bear more than $0.05 per Company ADS pursuant to this sentence.  No interest will be paid or accrued on any amount payable in respect of the Company ADSs.

(d)          Any portion of the Company Payment Fund which has not been transferred to the holders of Scheme Shares within twelve months of the Closing Date shall be delivered to Purchaser or its designee(s) promptly upon demand by Purchaser (it being understood that no such delivery shall affect any legal right that a Scheme Shareholder may have to receive the Per Share Consideration), and thereafter such Scheme Shareholders shall be entitled to look only to Purchaser for, and Purchaser shall remain liable for, payment of their claims for the Per Share Consideration pursuant to the provisions of this Article II.

(e)          To the fullest extent permitted by Applicable Law, none of Purchaser, any member of the Purchaser Group, Company, the Paying Agent, the Depositary (or the Depositary Custodian) or any other Person acting as agent for, or otherwise at the direction of, any of the foregoing Persons, including any of their respective Affiliates, directors, officers or employees, will be liable to Company, Scheme Shareholders or any other Person in respect of the Per Share Consideration from the Company Payment Fund or any other cash or property delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Laws.

Section 2.2          Changes to Company Ordinary Shares. If, between the date of this Agreement and the Effective Time, the outstanding Company Ordinary Shares shall have been changed to, or exchanged for, a different number or class of shares or securities by reason of any share dividend, bonus issue, scrip dividend, subdivision, reorganization, merger, consolidation, reclassification, redesignation, recapitalization, share split, reverse share split, combination or exchange of shares, or a share or scrip dividend shall be declared with a record date within such period, or any similar event shall have occurred (or if the number of Company Ordinary Shares represented by each Company ADS shall have been changed pursuant to the Deposit Agreement), then the amount of the Per Share Consideration (and/or the Per ADS Consideration), as applicable, shall be appropriately adjusted to provide to Purchaser and the Scheme Shareholders the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.2 shall be construed to permit Company to take any action with respect to its securities that is prohibited by Section 6.1 or the other terms of this Agreement.

Section 2.3          Company Long Term Incentive Awards

(a)          Each Company Share Option that is outstanding and unexercised as of immediately prior to the Effective Time shall, whether vested or unvested, be deemed to be fully vested, and, other than the Irish Company Share Options, shall be automatically canceled and converted into the right to receive at the Effective Time (i) a lump sum amount in cash, without interest, equal to the product of (A) the excess, if any, of (1) the Per Share Cash Consideration (for any Company Share Option exercisable into Company Ordinary Shares) or the Per ADS Cash Consideration (for any Company Share Option exercisable into Company ADSs), as applicable, over (2) the exercise price of such Company Share Option (expressed on a per share or per Company ADS basis, as applicable), multiplied by (B) the total number of Company Ordinary Shares or Company ADSs, as applicable, subject to such Company Share Option immediately prior to the Effective Time and (ii) for each Company Ordinary Share or Company ADS, as applicable, underlying such Company Share Option, the Per Share CVR Consideration or Per ADS CVR Consideration, as applicable, in each case less any applicable withholding Taxes required by Applicable Law to be withheld; provided, that, if the per share exercise price of any such Company Share Option (other than the Specified Company Share Options) that is outstanding and unexercised as of immediately prior to the Effective Time (expressed on a per share or per Company ADS basis, as applicable) is equal to or greater than the Per Share Cash Consideration or the Per ADS Cash Consideration, as applicable, such Company Share Option shall, whether vested or unvested, be automatically canceled without any payment being made in respect thereof.

(b)          Prior to Closing, the Company shall cause each holder of an Irish Company Share Option to exercise, or shall deem that each such holder of an Irish Company Share Option will exercise, such Irish Company Share Option, effective as of immediately prior to the Scheme Record Time (as such term is defined in the Scheme of Arrangement), and in any case, conditional upon the sanction of the Court of the Scheme of Arrangement. The Company shall cause each such holder that elects or is deemed to exercise such Irish Company Share Options to (i) execute and deliver (or cause to be delivered, or be deemed to have delivered) to Company documents in relation to the exercise of such Irish Company Share Options (the “Option Exercise Documents”), (ii) acknowledge such holder’s obligation to pay to the Company the aggregate exercise price due on the exercise of such Irish Company Share Options prior to Closing and any applicable withholding Taxes required by Applicable Law (if any) and (iii) become a Scheme Shareholder for all purposes hereunder and under the Scheme of Arrangement. As a consequence thereof, each such holder shall sell the Scheme Shares received as a result of such exercise (and if any Irish Company Share Options are subject to Company ADSs, shall receive the corresponding number of Company Ordinary Shares at a conversion ratio of one ADS to five Company Ordinary Shares) to Purchaser pursuant to this Agreement and the Scheme of Arrangement. Each such holder shall irrevocably and unconditionally authorize and direct Purchaser to retain (or to instruct the Paying Agent to retain) for the benefit of the Company on such holder’s behalf acting as their agent, such amount from the Per Share Cash Consideration or the Per ADS Cash Consideration, as applicable, payable to such holder as is equal to (x) the aggregate exercise price of such Irish Company Share Options owing from them to the Company (unless such amount has already been remitted by such holder to, and has been received by, the Company) and (y) any amount equal to the any applicable withholding Taxes required by Applicable Law (if any) in connection with the exercise of such Irish Company Share Options and/or the issuance of the Scheme Shares in respect thereof, in satisfaction of their obligation to pay the aggregate exercise price and satisfy any such withholding Taxes. The retention of an amount equal to the aggregate exercise price and any applicable withholding Taxes (if any) for the benefit of the Company on such holder’s behalf pursuant to this Section 2.3(b) shall fully satisfy Purchaser’s obligation to pay such corresponding amount of the consideration to such holder. As soon as practicable following the Effective Time (but in no event later than five Business Days following the Effective Time), Purchaser shall or shall cause the Paying Agent to pay any net amount of Per Share Cash Consideration to the holders of the Irish Company Share Options pursuant to the Scheme of Arrangement. Effective as of the Scheme Record Time (as such term is defined in the Scheme of Arrangement), any Irish Company Share Options not exercised prior to, or conditional on, the sanction of the Court of the Scheme of Arrangement shall lapse and cease to be exercisable in accordance with the rules of the relevant Company Equity Plan.

(c)          Each Specified Company Share Option that is outstanding and unexercised as of immediately prior to the Effective Time shall, whether vested or unvested, become fully vested, and shall be canceled and converted into the right to receive at the Effective Time, for each Specified Company Share Option, the Per ADS CVR Consideration subject to such Specified Company Share Option; it being acknowledged and agreed that the CVR Agreement shall provide that for any CVR issued in respect of a Specified Company Share Option, if the applicable milestone is achieved for such CVR, the payment in respect thereof shall be reduced by the Option Deficit Amount (as defined in the CVR Agreement).

(d)          Each Company RSU that is outstanding immediately prior to the Effective Time shall, whether vested or unvested, become fully vested, and, other than the Irish Company RSUs, shall be canceled and converted into the right to receive at the Effective Time (i) a lump-sum amount in cash, without interest, equal to the product of (A) the Per Share Cash Consideration (for any Company RSU subject to Company Ordinary Shares) or the Per ADS Cash Consideration (for any Company RSU subject to Company ADSs) and (B) the number of Company Ordinary Shares or Company ADSs, as applicable, subject to such Company RSU and (ii) the Per Share CVR Consideration per Company Ordinary Share or the Per ADS CVR Consideration per Company ADS, as applicable, subject to such Company RSU, less any applicable withholding Taxes required by Applicable Law to be withheld. Notwithstanding anything to the contrary, any payment in respect of any Company RSU which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be converted as described above and paid on the applicable settlement date for such Company RSU as required in order to comply with Section 409A of the Code. Each Irish Company RSU that is outstanding immediately prior to the Scheme Record Time (as such term is defined in the Scheme of Arrangement) shall, conditional upon the sanction of the Court of the Scheme of Arrangement, whether vested or unvested, become fully vested, and the holder thereof shall receive the corresponding number of Company Ordinary Shares (and if any Irish Company RSUs are subject to Company ADSs, shall receive the corresponding number of Company Ordinary Shares at a conversion ratio of one Company ADS to five Company Ordinary Shares) subject to such Irish Company RSUs immediately prior to the Scheme Record Time (as such term is defined in the Scheme of Arrangement), which shall be Scheme Shares for all purposes hereunder and under the Scheme of Arrangement.

(e)          Each Company PSU that is outstanding immediately prior to the Effective Time shall, whether vested or unvested, become vested (with the number of Company PSUs that so vest determined based on the terms of such Company PSU), and, other than the Irish Company PSUs, shall be canceled and converted into the right to receive (i) a lump-sum amount in cash, without interest, equal to the product of (A) the Per Share Cash Consideration and (B) the number of Company Ordinary Shares subject to such Company PSU and (ii) the Per Share CVR Consideration per Company Ordinary Share subject to such Company PSU, less any applicable withholding Taxes required by Applicable Law to be withheld; provided that, in the case of each of clause (i) and (ii), the number of Company Ordinary Shares subject to such Company PSU shall be determined based on the greater of target performance and actual performance as determined by the Company Board (or appropriate committee thereof) in its reasonable discretion as soon as practicable prior to the Closing Date based on the terms of such Company PSU. Notwithstanding anything to the contrary, any payment in respect of any Company PSU which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be converted as described above and paid on the applicable settlement date for such Company PSU as required in order to comply with Section 409A of the Code. Each Irish Company PSU that is outstanding immediately prior to the Scheme Record Time (as such term is defined in the Scheme of Arrangement) shall, conditional upon the sanction of the Court to the Scheme of Arrangement, whether vested or unvested, become vested (with the number of Company PSUs that so vest determined based on the greater of target performance and actual performance as determined by the Company Board (or appropriate committee thereof) in its reasonable discretion as soon as practicable prior to the Closing Date based on the terms of such Company PSU), and the holder thereof shall receive the corresponding number of Company Ordinary Shares subject to the Irish Company PSUs, which shall be Scheme Shares for all purposes hereunder and under the Scheme of Arrangement.

(f)          As soon as practicable following the Effective Time (but in no event later than five Business Days following the Effective Time), Purchaser shall, or shall cause Company or the applicable Subsidiary to, satisfy through its payroll systems (to the extent required by Applicable Law, or to the extent not required by Applicable Law (for the avoidance of doubt any payments to holders of Irish Company Share Options in accordance with Section 2.3(b) are not required by Applicable Law to be subject to withholding, unless there is a change in Applicable Law after the date of this Agreement that requires such withholding), Purchaser shall cause the Paying Agent to pay to the applicable recipient) all amounts in respect of the Per Share Cash Consideration and Per ADS Cash Consideration, as applicable, payable pursuant to the foregoing in Section 2.3 to the applicable recipients thereof. For the avoidance of doubt, unless there is a change in Applicable Law after the date of this Agreement that requires such withholding, Applicable Law does not require that any employee employed under the laws of Ireland be subject to Tax withholding with respect to their Company Share Options or that payments in respect of such Company Share Options be paid via payroll; accordingly, anything to the contrary in this Agreement, the CVR Agreement or the Scheme of Arrangement notwithstanding, any amounts payable to employees employed under the laws of Ireland in respect of Company Share Options in connection with the Transaction shall be paid through the Paying Agent and shall not be subject to Tax withholding unless there is a change in Applicable Law after the date of this Agreement that requires such withholding.

(g)          Prior to the Effective Time, Company shall deliver written notice to each holder of Company Share Options, Company RSUs and Company PSUs informing such holder of the effect of the Transaction on such Company Share Options, Company RSUs and Company PSUs, obtain any necessary consents, adopt applicable resolutions, (if required) amend the terms of the Company Equity Plans or any outstanding Company Share Options, Company RSUs and Company PSUs, cooperate fully and in good faith with Purchaser and its Representatives in agreeing to the form of the Option Exercise Documents, and take all other appropriate actions to (i) give effect to the Transaction, (ii) terminate the Company Equity Plans as of, and subject to the occurrence of, the Effective Time and (iii) ensure that after the Effective Time, no holder of a Company Share Option, Company RSU or Company PSU, any beneficiary thereof or any other participant in the Company Equity Plans shall have any right thereunder to acquire any securities of Company or to receive any payment or benefit with respect to any award previously granted under the Company Equity Plans, except as provided in this Section 2.3.

(h)          To the extent any Company Share Option has an exercise price (expressed on a per share or per Company ADS basis, as applicable) not in United States Dollars, such exercise price, for the purpose of calculating payments due to the relevant holders in this Section 2.3, shall be converted into United States Dollars at the rate of exchange as published by The Wall Street Journal, Eastern Edition at the end of the Business Day immediately prior to the Closing Date.

Section 2.4          Withholding Rights. Purchaser, any member of the Purchaser Group, any Affiliates of any member of the Purchaser Group, the Paying Agent and any other Person shall be entitled to deduct and withhold from the payment or delivery of the Per Share Consideration or Per ADS Consideration, as applicable, such amounts, if any, of Tax as it is required to deduct and withhold with respect to the making of such payment or delivery under Applicable Law. The Parties will cooperate in good faith to implement payment arrangements in respect of the settlement of the Per Share Consideration and the Per ADS Consideration (including through the use of appropriate agents that will, to the extent legally permissible, minimize both the amount of, and the administrative burdens associated with, such deduction or withholding). To the extent that amounts of Tax are so deducted and withheld, such deducted and withheld amounts (i) shall be remitted to the applicable Taxing Authority within the time limits imposed by Applicable Law; and (ii) shall be treated for all purposes of this Agreement and the Scheme of Arrangement as having been paid to the person in respect of which such deduction and withholding was made.

Section 2.5          Company and Purchaser Actions Prior to and at the Closing.

(a)          On or prior to the Closing, Company shall procure that a meeting of the Company Board (or any committee thereof) is held at which resolutions are passed, conditional upon the delivery of the Court Order to the Registrar of Companies in England and Wales (and effective as of the Effective Time), approving:

(i)          the resignation of such directors of Company as Purchaser shall determine from the Company Board; and

(ii)          the appointment of such persons as Purchaser shall determine as the directors of Company.

(b)          On the Closing Date, Company shall deliver to Purchaser a letter of resignation (in customary form) from (or evidence of the removal of) each director who is to resign in accordance with Section 2.5(a)(i) and each director of the board of any Subsidiary of the Company as Purchaser shall request (provided, that the delivery thereof shall not be a condition to the Closing).

Section 2.6          Further Assurances. Subject to the terms and conditions of this Agreement and the Scheme of Arrangement, at any time before or after the Effective Time, Purchaser and Company shall each execute any further instruments, deeds, documents, conveyances, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Transaction and to carry out the intent and purposes of this Agreement.

ARTICLE III

IMPLEMENTATION OF THE SCHEME

Section 3.1          Responsibilities of Company in Respect of the Scheme of Arrangement and Company Shareholder Meetings.

(a)          Company shall:

(i)          as soon as reasonably practicable following the date hereof (with Company using its commercially reasonable efforts to do so within 25 Business Days after the date hereof, except to the extent Company is unable to do so due to Purchaser’s failure to comply with its obligations under this Agreement), prepare (A) a draft Scheme Circular and (B) a draft of any other documentation which is to be filed, published and/or mailed in connection with the Scheme Circular (including the forms of proxy for use by the Company Shareholders at the Company GM and by the Scheme Shareholders at the Scheme Meeting (the “Forms of Proxy”)) (such other documentation, the “Ancillary Scheme Documentation”);

(ii)          use its reasonable best efforts to cause the Scheme Circular and the Ancillary Scheme Documentation (together, the “Transaction Documentation”) to comply in all material respects with Applicable Law (including the Companies Act) and shall use its reasonable best efforts to cause the Scheme Circular and Forms of Proxy (together with any other Ancillary Scheme Documentation to be mailed) to be mailed to the Company Shareholders as promptly as reasonably practicable after the Court approves the convening of the Scheme Meeting;

(iii)          prior to filing, publishing or mailing any Transaction Documentation or responding to any requests or comments of the Court with respect thereto, consult with the Purchaser Group as to the form and content of such Transaction Documentation, and, for such purpose, shall afford the Purchaser Group reasonably sufficient time to consider the Transaction Documentation and shall take into consideration in good faith all comments reasonably proposed by Purchaser, except that no such consultation or consideration shall be required with respect to disclosure regarding a Company Adverse Recommendation Change made in accordance with Section 6.2;

(iv)          provide Purchaser with drafts of any further documents, witness statements, affidavits or evidence to be submitted to the Court in relation to the Scheme of Arrangement (the “Court Documentation”); afford Purchaser reasonably sufficient time to consider the Court Documentation and take into consideration all comments reasonably proposed by Purchaser, other than comments regarding a Company Adverse Recommendation Change made in accordance with Section 6.2;

(v)          advise Purchaser as soon as reasonably practicable after it receives any oral or written request by the Court for amendment of any of the Transaction Documentation or the Court Documentation or comments thereon and responses thereto or requests by the Court for additional information, and as soon as reasonably practicable provide Purchaser with copies of any written communication from the Court and use reasonable best efforts to respond as promptly as practicable to any comments, responses or requests by the Court with respect to the Transaction Documentation and the Court Documentation;

(vi)          for the purpose of implementing the Scheme of Arrangement, instruct a King’s Counsel from Erskine Chambers (“Counsel”) and promptly provide Purchaser and its advisers with a summary of any advice given by such counsel that is material to the Scheme of Arrangement (including its terms, structure and implementation) and, subject to prior agreement from Counsel, provide Purchaser’s advisers with reasonable access to Counsel and attendance at any key discussions or conferences with Counsel;

(vii)          as promptly as reasonably practicable, notify Purchaser of any event or circumstance occurring after the date hereof which, to Company’s knowledge, would reasonably be expected to prevent, materially delay or materially impede the filing, publication or mailing of any Transaction Documentation or Court Documentation;

(viii)          as promptly as reasonably practicable, make all necessary applications to the Court in connection with the implementation of the Scheme of Arrangement (including applying to the Court for directions to convene the Scheme Meeting and settling with the Court the Scheme Circular, the Forms of Proxy (and, to the extent applicable, any other Transaction Documentation)) and using reasonable best efforts to take such other steps as may be required or desirable in connection with such application, so as to ensure that such matters are dealt with as promptly as reasonably practicable in order to facilitate the dispatch of the relevant Transaction Documentation to Company Shareholders as soon as reasonably practicable following the date hereof;

(ix)          procure the publication of the advertisements required by Applicable Law and dispatch of the relevant Transaction Documentation to Company Shareholders on the Register of Members of Company on the record date and time established by Company (in accordance with Applicable Law and, in respect of the Scheme Meeting, with the consent of the Court) as promptly as reasonably practicable after the direction of the Court to dispatch such documents has been obtained, and thereafter shall file, publish and/or mail such other documents and information as the Court may approve or direct from time to time in connection with the implementation of the Scheme of Arrangement in accordance with Applicable Law (and Company shall consult with Purchaser as with respect thereto and shall afford Purchaser reasonably sufficient time to consider such documents and information and shall take into consideration in good faith all comments reasonably proposed by Purchaser, except that no such consultation or consideration shall be required with respect to disclosure regarding a Company Adverse Recommendation Change made in accordance with Section 6.2) as promptly as reasonably practicable after the approval or direction of the Court to file, publish or mail such documents and information has been given;

(x)          unless the Company Board (or any committee thereof) has effected a Company Adverse Recommendation Change in accordance with Section 6.2, procure that the Scheme Circular includes the Company Board Recommendation;

(xi)          establish a record date and time for and convene and hold the Scheme Meeting and the Company GM as soon as reasonably practicable following the date of this Agreement (and such that, subject only to Section 3.2, the Scheme Meeting and the Company GM are convened for the date that is as soon after the date of dispatch of the relevant Transaction Documentation as is reasonably practicable and permissible under Applicable Law and the Company Organizational Documents and in any event no later than the date falling 50 days after the dispatch of the Scheme Circular) and use reasonable best efforts to ensure that the Scheme Meeting and Company GM are convened, held and conducted in compliance with this Agreement, the Company Organizational Documents and Applicable Law (including, where relevant, the directions of the Court);

(xii)          keep Purchaser informed on a weekly basis, during the period between the dispatch of the Transaction Documentation to Company Shareholders and the date of the Company Shareholder Meetings, of the number of valid proxy votes received in respect of resolutions to be proposed at the Scheme Meeting and the Company GM (with the number of valid proxy votes for, against and withheld being separately identified), and, unless the Company Board has effected a Company Adverse Recommendation Change in accordance with Section 6.2, use reasonable best efforts to obtain the Company Shareholder Approvals, including  (i) coordinating with the Depositary to facilitate the voting of the Depositary Shares at the Company Shareholder Meetings, (ii) conducting a proxy solicitation exercise and reasonably consulting with Purchaser in connection therewith (it being understood that Company shall control the strategy therefor), and (iii) keeping Purchaser informed on a regular basis as requested by Purchaser of its solicitation efforts;

(xiii)          (i) notify Purchaser as promptly as reasonably practicable if it becomes aware of any concerns or issues raised by the Company Shareholders, or any holder of Company ADSs, any persons interested (or who may become interested) in securities relating to the Company or any third party in connection with or which may have an impact on the Transaction or the matters contemplated therein, in each case, to the extent that such concerns or issues would have the effect of preventing, materially delaying or impeding the consummation of the Transaction or the other transactions contemplated by this Agreement, and (ii) reasonably consult with, and consider in good faith the reasonable views and requests of, Purchaser in connection with addressing any such concerns or issues;

(xiv)          permit a reasonable number of Representatives of Purchaser to attend and observe the Scheme Meeting and the Company GM and, unless the Court otherwise directs, to attend and observe each hearing of the Court;

(xv)          except as required by Applicable Law or the Court, not postpone or adjourn the Scheme Meeting or the Company GM without Purchaser’s prior written consent; provided, however, that Company may, without the consent of Purchaser and only in accordance with the Company Organizational Documents, Applicable Law and, if relevant, the consent of the Court, adjourn or postpone the Scheme Meeting and/or the Company GM (A) in the case of adjournment, if requested by the Company Shareholders (on a poll) to do so, provided that the adjournment resolution was not proposed, procured or instigated by or on behalf of Company or any of its officers, directors, employees, agents or other Representatives acting on Company’s behalf or at Company’s direction, (B) to the extent necessary to ensure that any required or, as determined by the Company Board acting reasonably and in good faith after consulting with outside counsel and having first consulted with Purchaser, advisable supplement or amendment to the Scheme Circular is provided to the Company Shareholders or to permit dissemination of information which is material to the Company Shareholders voting at the Company Shareholder Meetings, with such postponement or adjournment to extend for no longer than the period that the Company Board determines in good faith (after having consulted with outside counsel and Purchaser) is reasonably necessary or advisable to give the Company Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated, (C) if, as of the time for which the Scheme Meeting or the Company GM is scheduled (as set forth in the Scheme Circular), there are insufficient Company Ordinary Shares or Scheme Shares (as applicable) represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Scheme Meeting or the Company GM, but only until a meeting can be held at which there are a sufficient number of Company Ordinary Shares or Scheme Shares (as applicable) represented to constitute a quorum, or (D) to solicit additional proxies for the purpose of obtaining the Company Shareholder Approvals, but only until a meeting can be held at which there are sufficient number of votes of the Company Shareholders or Scheme Shareholders (as applicable) to obtain the relevant Company Shareholder Approvals (provided, that no such postponement or adjournment pursuant to the foregoing clauses (C) or (D) may be for a period of more than 10 Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) 40 Business Days after the date on which the Scheme Meeting or the Company GM were originally scheduled, as applicable, and (y) 10 Business Days before the End Date);

(xvi)          not propose any matters to be voted on at the Scheme Meeting or the Company GM other than the matters contemplated by this Agreement in connection with the Company Shareholder Approvals (and matters of procedure and matters required by or, as determined by the Company Board acting reasonably and in good faith after consulting with outside counsel and having first consulted with Purchaser, advisable under Applicable Law to be voted on by the Company Shareholders in connection therewith);

(xvii)          not withdraw the Scheme of Arrangement or allow it to lapse without the prior written consent of Purchaser;

(xviii)          following the Company Shareholder Meetings, if the Company Shareholder Approvals have been obtained and all other conditions set forth in Article VIII are satisfied or (to the extent permitted by Applicable Law) waived (other than (A) those conditions that by their nature are to be satisfied at the Closing (but subject to those conditions being able to be satisfied or having been waived) and (B) the condition set forth in Section 8.1(b)) take all necessary steps on the part of Company, including to prepare and issue, serve and lodge all such Court documents as are required, to seek the sanction of the Court to the Scheme of Arrangement as promptly as practicable thereafter; provided that Company shall be permitted to make honest and complete disclosure to the Court at the hearing to sanction the Scheme of Arrangement as required by Applicable Law;

(xix)          give such undertakings as are required by the Court in connection with the Scheme of Arrangement;

(xx)          promptly provide Purchaser with a certified copy of the resolution passed at the Scheme Meeting, the Company Shareholder Resolution passed at the Company GM and of each order of the Court (including the Court Order) once obtained, and use reasonable best efforts to deliver the Court Order to the Registrar of Companies in England and Wales on, or as promptly as practicable (and in any event within two Business Days) after, the date that the condition set forth in Section 8.1(b) is satisfied;

(xxi)          to the extent not covered by the foregoing clauses (i) through (xx) of this Section 3.1 (which specific clauses shall control over this clause (xxi)), use reasonable best efforts to cooperate fully and in good faith with the Purchaser Group and their respective Representatives in preparing the Transaction Documentation and Court Documentation, convening and holding the Company Shareholder Meetings and obtaining the sanction of the Court of the Scheme of Arrangement (including making such confirmations to the Court and otherwise engaging with the Court, and instructing its counsel to engage with the Court, in such a manner as to obtain such sanction from the Court); and

(xxii)          notwithstanding anything to the contrary in this Agreement, the obligations of Company under this Section 3.1 shall continue in full force and effect following any Company Adverse Recommendation Change unless this Agreement is validly terminated in accordance with Article IX or as expressly provided in clauses (i) through (xxi).

Section 3.2          Responsibilities of Purchaser in Respect of the Scheme of Arrangement.

Purchaser shall:

(a)          instruct counsel (which, shall be Counsel unless Counsel objects, and if Counsel objects, shall be such other counsel instructed by Purchaser) to appear on its behalf at the Court hearing to sanction the Scheme of Arrangement, and undertake to the Court to be bound by the terms of the Scheme of Arrangement insofar as it relates to Purchaser, it being understood, for the avoidance of doubt, that this shall not oblige Purchaser to waive any of the conditions to Closing or treat them as satisfied;

(b)          subject to the terms of this Agreement, afford all such prompt cooperation and assistance and provide all such documentation and information, and procure that each member of the Purchaser Group affords all such prompt cooperation and assistance and provides all such documentation and information, as may reasonably be requested by Company in respect of the preparation and verification of any document required for the implementation of the Scheme of Arrangement or any other matter covered by Section 3.1, including the prompt and timely provision to Company of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors or employees as Company may reasonably request (including for the purposes of preparing the Transaction Documentation and the Court Documentation);

(c)          notify Company promptly of (i) any changes in the information disclosed in any document or announcement published by Purchaser in connection with the transactions contemplated by this Agreement which would reasonably be expected to be material in the context of that document or announcement; and (ii) any new information which would reasonably be expected to be relevant to a Scheme Shareholder in considering the merits of the transactions contemplated by this Agreement, and agree that any such information may be published by Company if (A) the Company Board determines in good faith (after consulting with outside counsel) that such disclosure is reasonably necessary to ensure that all Scheme Shareholders have sufficient information to consider the merits of the transactions contemplated by this Agreement and (B) Purchaser has consented to the content and form of the disclosure (such consent not to be unreasonably withheld, delayed or conditioned);

(d)          provide any comments on all Transaction Documentation and Court Documentation submitted to it as promptly as reasonably practicable and use reasonable best efforts to do so within five (5) Business Days of receiving any such Transaction Documentation and Court Documentation;

(e)          following the Company Shareholder Meetings, if the Company Shareholder Approvals have been obtained and all other conditions set forth in Article VIII are satisfied or (to the extent permitted by Applicable Law) waived (other than (A) those conditions that by their nature are to be satisfied at the Closing (but subject to those conditions being able to be satisfied or having been waived) and (B) the condition set forth in Section 8.1(b)), use reasonable best efforts to give written notice to Company of such satisfaction and/or waiver by 9.00 a.m. (London Time) on the date of the hearing of the Court to sanction the Scheme of Arrangement; and

(f)          to the extent not covered by the foregoing clauses (a) through (e) of this Section 3.2 (which specific clauses shall control over this clause (f)), upon the terms and subject to the conditions set forth in this Agreement, use reasonable best efforts to cooperate in good faith with Company and its Representatives in: (i) preparing the Transaction Documentation and Court Documentation, and (ii) obtaining the sanction of the Court to the Scheme of Arrangement.

Section 3.3          Mutual Provisions in Relation to the Scheme of Arrangement and the Company Shareholder Meetings.

(a)          If Purchaser or Company acting reasonably considers that an amendment should be made to the provisions of the Scheme of Arrangement in order to implement the Transaction in as efficient manner as practicable, to comply with Applicable Law, or to address any technical or structural defect, it may notify the other Parties and the Parties shall be obliged to consider implementing, acting reasonably and in good faith, such amendment; provided that no Party shall be required to consider or negotiate any amendment that would (i) prevent, materially delay or materially impede the Closing, (ii) alter or change the amount or nature of the Per Share Consideration or Per ADS Consideration or (iii) adversely affect it or its shareholders in any material respect.

(b)          If, at any time Company or Purchaser discovers that any of the Transaction Documentation contains any misstatement of a material fact or omits to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and, if such discovery is made prior to the receipt of the Company Shareholder Approvals, and Company, having first consulted with Purchaser and Counsel deems it necessary to do so, shall as promptly as reasonably practicable thereafter file with the Court any necessary amendment of, or supplement to, the Transaction Documentation and, to the extent required by Applicable Law, disseminate the information contained in such amendment or supplement to the Company Shareholders.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in (x) the Company Disclosure Schedule in accordance with Section 10.13(b) or (y) any Company SEC Document publicly filed since January 1, 2020 and prior to the date of this Agreement (provided that in no event shall any information contained in any “risk factors” or “Special Note Regarding Forward-Looking Statements” part of any Company SEC Document or any other disclosures in any Company SEC Document that are not statements of fact or are cautionary, predictive or forward-looking in nature be deemed to be a disclosure for purposes of or otherwise qualify any such representations and warranties); provided that clause (y) above shall not apply to the representations and warranties contained in Sections 4.1, 4.2, 4.5, 4.6, 4.24, 4.25, 4.26 or clauses (c), (d) and (j) of Section 4.16; Company hereby represents and warrants to Purchaser as set forth below:

Section 4.1          Corporate Existence and Power. Company is a public limited company duly incorporated and validly existing under the laws of England and Wales. Company has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power and authority would not reasonably be expected to, individually or in the aggregate, (a) have a Material Adverse Effect or (b) prevent, materially delay or materially impair the ability of Company to perform its obligations under this Agreement or to consummate the Transaction. Company is duly qualified to do business and, where applicable, is in good standing in each jurisdiction where such qualification and/or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Company to perform its obligations under this Agreement or to consummate the Transaction. Prior to the date of this Agreement, Company has made available to Purchaser a true and complete copy of the articles of association of Company as in effect on the date of this Agreement (the “Company Organizational Documents”). The Company Organizational Documents are in full force and effect and Company is not in violation of the Company Organizational Documents in any material respect.  Other than minutes that have not yet been prepared or are in draft form, Company has made available prior to the date of this Agreement true and complete copies of the minutes of the Company Board from January 1, 2020 to the date hereof; provided, however, that (x) Company has redacted such materials to the extent necessary to omit information concerning this Agreement or the transactions contemplated hereby, competitively or commercially sensitive information or privileged information and (y) minutes of meetings that pertain solely to discussion of this Agreement or the transactions contemplated hereby have not been provided.

Section 4.2          Corporate Authorization.

(a)          The execution, delivery and performance by Company of this Agreement and the Scheme of Arrangement and the consummation by Company of the transactions contemplated by this Agreement and the Scheme of Arrangement are within the corporate powers and authority of Company and, except for the Company Shareholder Approvals and the sanction of the Scheme of Arrangement by the Court, have been duly authorized by all necessary corporate action on the part of Company. The Company Shareholder Approvals are the only votes of the Company Shareholders or the holders of any other Equity Securities of Company necessary in connection with this Agreement and the Scheme of Arrangement and the consummation by Company of the transactions contemplated by this Agreement and the Scheme of Arrangement. This Agreement has been and the Scheme of Arrangement will be duly executed and delivered by Company and (assuming due authorization, execution and delivery by Purchaser) constitutes a valid, legal and binding agreement of Company enforceable against Company in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity (collectively, the “Bankruptcy and Equity Exceptions”)).

(b)          At a meeting duly called and held, the Company Board unanimously resolved (i) that this Agreement, the Scheme of Arrangement and the transactions contemplated hereby and thereby (including the Transaction) are fair to and in the best interests of Company for the benefit of the Company Shareholders as a whole, (ii) that this Agreement, the Scheme of Arrangement and the transactions contemplated hereby and thereby (including the Transaction) be and are approved and (iii) to recommend to the Company Shareholders the approval of the Scheme of Arrangement at the Scheme Meeting and the passing of the Company Shareholder Resolution at the Company GM (such recommendation referred to herein as the “Company Board Recommendation”).  Except, with respect to clause (iii) of the preceding sentence, as permitted by Section 6.2, the Company Board has not subsequently rescinded, modified in a manner adverse to Purchaser or withdrawn any such resolutions.

Section 4.3          Governmental Authorization. The execution, delivery and performance by Company of this Agreement and the Scheme of Arrangement and the consummation by Company of the transactions contemplated hereby and by the Scheme of Arrangement (including the Transaction) require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws and Foreign Investment Laws of any non-U.S. jurisdictions (collectively, “Regulatory Laws”), (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the rules of the NASDAQ Global Market or the NASDAQ Stock Market LLC, as applicable (the NASDAQ Global Market or the NASDAQ Stock Market LLC, as applicable, collectively “Nasdaq”), (c) compliance with any applicable requirements of the Companies Act, (d) the sanction of the Scheme of Arrangement by the Court and (e) any other actions, Consents or Filings the absence of which (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Company to perform its obligations under this Agreement or to consummate the Transaction.

Section 4.4          Non-contravention. Assuming compliance with the matters referred to in Section 4.3 and receipt of the Company Shareholder Approvals and the sanction of the Scheme of Arrangement by the Court, the execution, delivery and performance by Company of this Agreement and the consummation of the transactions contemplated hereby and thereby and by the Scheme of Arrangement (including the Transaction) do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Company Organizational Documents, (b) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) require any Consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Company or any of its Subsidiaries is entitled under, any provision of any Company Material Contract, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Company or any of its Subsidiaries, except, in the case of clauses (b)-(d), as (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Company to perform its obligations under this Agreement or to consummate the Transaction.

Section 4.5          Capitalization.

(a)          As of the close of business on January 6, 2023 (the “Capitalization Date”), (i) there were 319,438,637 Company Ordinary Shares in issue (of which (A) 714,590 were held in treasury and shall not receive the Per Share Consideration and (B) 316,634,740 Company Ordinary Shares were deposited with the Depositary or the Depositary Custodian pursuant to the Deposit Agreement and represented by 63,326,948 Company ADSs), (ii) there were outstanding Company Share Options to acquire an aggregate of 69,034,362 Company Ordinary Shares (or 13,806,872.40 Company ADSs), (iii) there were outstanding Company RSUs in respect of 4,049,950 Company Ordinary Shares (or 809,990 Company ADSs), and (iv) there were outstanding Company PSUs in respect of, in the aggregate, up to 6,413,853 Company Ordinary Shares or up to 1,282,770.60 Company ADSs, in each case assuming maximum level performance achievement.  Except as set forth in the preceding sentence of this Section 4.5(a), as of the date hereof, there are no issued or outstanding Company Ordinary Shares or other Equity Securities of Company, other than (x) Company ADSs issued after the Capitalization Date under the Deposit Agreement in exchange for the deposit with the Depositary (or the Depositary Custodian) of Company Ordinary Shares outstanding as of the Capitalization Date as set forth in the preceding sentence, (y) Company Ordinary Shares included in the amount specified in clause (i)(B) of the preceding sentence and delivered after the Capitalization Date upon the surrender and cancellation of Company ADSs pursuant to the Deposit Agreement or (z) Company Ordinary Shares or Company ADSs issued after the Capitalization Date pursuant to the exercise of Company Share Options or settlement of Company RSUs or Company PSUs outstanding as of the Capitalization Date as set forth in the preceding sentence.  Each Company ADS represents a beneficial ownership interest in five (5) Company Ordinary Shares, subject to the terms and conditions of the Deposit Agreement.

(b)          Section 4.5(b) of the Company Disclosure Schedule sets forth a true and complete list, (except that names and titles may be redacted) as of the close of business on the Capitalization Date, of (i) each Company Share Option, Company RSU and Company PSU, (ii) the number of Company ADSs or Company Ordinary Shares underlying each Company Share Option, Company RSU and Company PSU (assuming achievement at maximum performance for any performance-based award) (iii) Company Employee Plan under which the Company Share Option, Company RSU, or Company PSU was granted, (iv) the exercise price of each Company Share Option, if applicable, (v) the date of grant of such Company Share Option, Company RSU, or Company PSU, (vi) the vesting schedule (including the number of vested and unvested Company ADSs or Company Ordinary Shares subject to such Company Share Option, Company RSU, or Company PSU as of the Capitalization Date) and (vii) the expiration date of each Company Share Option, Company RSU or Company PSU, if applicable. Company has made available to Purchaser a true and complete copy of the Deposit Agreement. All outstanding Company Ordinary Shares and Company ADSs as of the date hereof have been duly authorized and validly issued, fully paid or credited as fully paid, nonassessable, free from any transfer restrictions (other than transfer restrictions arising under applicable securities laws) and have not been issued in violation of any preemptive rights, rights of first refusal, subscription rights or similar rights of any Person. No Subsidiary of Company owns any Company Ordinary Shares or other Equity Securities of Company. All Company Share Options, Company RSUs and Company PSUs were granted under the Company Equity Plans. Accurate and complete copies of the standard agreement evidencing Company Share Options, Company RSUs and Company PSUs, and each agreement evidencing a Company Share Option, Company RSU or Company PSU that does not conform to the standard agreement have been made available to Purchaser. All Company Share Options, Company RSUs and Company PSUs have been granted in compliance with Applicable Laws and the terms of the Company Equity Plans. Each Company Share Option, Company RSU and Company PSU may, by its terms, be treated at the Closing as set forth in Section 2.3.

(c)          Other than the convertible notes issued pursuant to the Indenture, there are no outstanding bonds, debentures, notes or other indebtedness of Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Company have the right to vote. There are no outstanding obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Ordinary Shares or other Equity Securities of Company. Neither Company nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Company Ordinary Shares or other Equity Securities of Company other than the Deposit Agreement and the Registration Rights Agreement.

Section 4.6          Subsidiaries.

(a)          Each Subsidiary of Company is a corporation or other entity duly incorporated, formed or organized, validly existing and in good standing (except to the extent such concept is not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) under the laws of its jurisdiction of incorporation, formation or organization and has all corporate or other organizational powers and authority, as applicable, required to own, lease and operate its properties and assets and to carry on its business as now conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification and/or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  None of Company’s “significant subsidiaries” as of the date hereof, as such term is defined in Regulation S-X promulgated by the SEC, is in violation in any material respect of any of its articles of association, certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent, constitutional or organizational documents, in each case as amended to and in effect as of the date hereof. Section 4.6(a) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of each Subsidiary of Company (excluding, for the avoidance of doubt, any branch offices) and each Person in which Company or any Subsidiary of Company owns an equity or other economic interest, together with (i) the jurisdiction of incorporation, formation or organization, as the case may be, of each Subsidiary of Company or such other Person and (ii) in the case of a Subsidiary of Company, the names and the type of and percentage of interests held by any Person other than Company or a Subsidiary of Company in such Subsidiary of Company.

(b)          All of the issued and outstanding share capital or other Equity Securities of each Subsidiary of Company have been validly issued and are fully paid or credited as fully paid and nonassessable (except to the extent such concepts are not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) and are owned by Company, directly or indirectly, free and clear of any Lien (other than transfer restrictions arising under securities laws or under the organizational documents of such Subsidiary) and have not been issued in violation of any preemptive rights, rights of first refusal, subscription rights or similar rights of any Person. There are no outstanding obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of Company.

Section 4.7          SEC Filings; Sarbanes-Oxley Act.

(a)          Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Company since January 1, 2020 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). No Subsidiary of Company is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b)          As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), the Company SEC Documents filed or furnished prior to the date of this Agreement complied, and each Company SEC Document filed or furnished subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be. Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, and the applicable listing and corporate governance rules and regulations of Nasdaq.

(c)          As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Company SEC Document filed or furnished prior to the date of this Agreement did not, and each Company SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Scheme Circular, that the representations and warranties set forth in Section 5.5 are true and correct) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)          As of the date of this Agreement, (i) there are no outstanding or unresolved comments received from the SEC staff with respect to any of the Company SEC Documents and (ii) to the knowledge of Company, none of the Company SEC Documents (including the financial statements included therein) are subject to ongoing SEC review.

(e)          Company maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) that are designed to provide reasonable assurance that all information required to be disclosed in Company’s reports filed under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Company and the principal financial officer of Company to make the certifications required under the 1934 Act with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f)          Company maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”) designed to provide reasonable assurance regarding the reliability of Company’s financial reporting and the preparation of Company’s financial statements for external purposes in accordance with IFRS, and Company’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Company has made available to Purchaser prior to the date of this Agreement a true and complete summary (in all material respects) or copies of any disclosure of the type described in the preceding sentence made by management to Company’s auditors and audit committee during the period beginning on January 1, 2020 and ending as of the date hereof. From January 1, 2020 to the date of this Agreement, each of the principal executive officer and principal financial officer of Company (or each former principal executive officer and principal financial officer of Company, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq. As of the date of this Agreement, neither Company nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(g)          The Scheme Circular will not, on the date the Scheme Circular (and any amendment or supplement thereto) is first made available to Company Shareholders in final form and on the date of the Scheme Meeting and the Company GM, as applicable, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, Company makes no representation or warranty with respect to statements made or incorporated by reference in the Scheme Circular (including any amendment or supplement thereto) based on information supplied in writing by or on behalf of Purchaser or any of its Affiliates for inclusion or incorporation by reference therein.

Section 4.8          Financial Statements and Financial Matters.

(a)          The audited consolidated financial statements and unaudited consolidated interim financial statements of Company included or incorporated by reference in Company SEC Documents (or, if any such Company SEC Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Company SEC Document) present fairly in all material respects, in conformity with IFRS applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto), the consolidated financial position of Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements). Such consolidated financial statements have been prepared in all material respects from the books and records of Company and its Subsidiaries.

(b)          From January 1, 2020 to the date of this Agreement, Company has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority. Since January 1, 2020 to the date of this Agreement, neither Company nor any Subsidiary of Company has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any Subsidiary of Company or their respective internal accounting controls.

Section 4.9          Absence of Certain Changes.

(a)          Since the Balance Sheet Date through the date of this Agreement, (i) except for the negotiation of this Agreement, the Support Agreements and the transactions contemplated hereby (including the matters leading up to the execution of this Agreement), the business of Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)          Since the Balance Sheet Date through the date of this Agreement, there has not been any action taken by Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would require Purchaser’s consent under clauses (ii), (iii), (vii), (viii), (ix), (xii), (xiii), (xiv) or (xvi) of Section 6.1(b) (or solely with respect to the foregoing clauses, clause (xxi) of Section 6.1(b)).

Section 4.10          No Undisclosed Material Liabilities. There are no liabilities or obligations of Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed, reflected or reserved against in the Company Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since the Balance Sheet Date, (c) liabilities expressly required or expressly contemplated by this Agreement, (d) liabilities incurred under this Agreement or in connection with the Transaction, (e) liabilities which have been discharged or paid in full prior to the date hereof or (f) other liabilities or obligations that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, there are no off-balance sheet arrangements of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act (“Regulation S-K”) that have not been so described in Company SEC Documents.

Section 4.11          Litigation. There are no Proceedings pending or, to the knowledge of Company, threatened against Company, any of its Subsidiaries, present or, to the knowledge of Company, former officers, directors or employees of Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of Company or any of its Subsidiaries, by or before (or, in the case of threatened Proceedings, that would be by or before) any Governmental Authority, (a) that have had, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (b) that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Company to perform its obligations under this Agreement or to consummate the Transaction; provided, that to the extent any such representations or warranties in the foregoing clauses (a) and (b) pertain to Proceedings that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof. There is no Order outstanding against Company, any of its Subsidiaries or, to the knowledge of Company, officers, directors or employees of Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of any of Company or any of its Subsidiaries or, to the knowledge of Company, threatened against or affecting Company, any of its Subsidiaries or, to the knowledge of Company, officers, directors or employees of Company in their respective capacities as such, or any of the respective properties or assets of any of Company or any of its Subsidiaries, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect provided, that to the extent any such representations or warranties in this sentence pertain to Orders that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof.

Section 4.12          Permits. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Company and each of its Subsidiaries hold all governmental licenses and Consents necessary for the operation of its respective businesses as they are now being conducted (the “Company Permits”). Company and each of its Subsidiaries are, and since January 1, 2020 have been, in compliance with the terms of Company Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Company Permits are in full force and effect (subject to the Bankruptcy and Equity Exceptions to the extent applicable thereto) and no default (with or without notice, lapse of time, or both) has occurred under any Company Permit and there are no Proceedings pending, or, to the knowledge of Company, threatened that seek, and the revocation, cancellation, termination, non-renewal or adverse modification of any Company Permit, except where such revocation, cancellation, termination, non-renewal or adverse modification has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.13          Compliance with Laws. Company and each of its Subsidiaries are, and since January 1, 2020 have been, in compliance with, and are not, and since January 1, 2020 have not been, in default under or in violation of, all Applicable Laws, except for failures to comply that (i) have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Company to perform its obligations under this Agreement or to consummate the Transaction.

Section 4.14          Regulatory Matters.

(a)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of Company and its Subsidiaries holds (A) all authorizations under the U.S. Food, Drug, and Cosmetic Act of 1938 (the “FDCA”), the U.S. Public Health Service Act (the “PHSA”), and the regulations of the U.S. Food and Drug Administration (the “FDA”) promulgated thereunder, as well as the comparable regulations in other territories including the European Regulation N°726/2004 for the authorisation, supervision and pharmacovigilance of medicinal products, and (B) authorizations of any applicable Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, manufacturing, packaging, labelling, storage, transport, marketing, distribution, sale, pricing, import or export of any of the Company Products (any such Governmental Authority, a “Company Regulatory Agency”) necessary for the lawful operation of the businesses of Company or any of its Subsidiaries as currently conducted (the “Company Regulatory Permits”); (ii) all such Company Regulatory Permits are valid and in full force and effect (subject to the Bankruptcy and Equity Exceptions to the extent applicable thereto) and have been timely renewed to maintain their validity without interruption; and (iii) Company and its Subsidiaries are in compliance with the terms of all Company Regulatory Permits.

(b)          As of the date hereof, neither Company nor any of its Subsidiaries are party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Company Regulatory Agency.

(c)          All pre-clinical and clinical investigations in respect of a Company Product conducted or sponsored by Company or any of its Subsidiaries are being, and since January 1, 2020 have been, conducted in compliance with all Applicable Laws administered or issued by the applicable Company Regulatory Agencies, including (i) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations, EU Directive N°2001/20 and Good Clinical Practices and (ii) any Applicable Laws restricting the collection, use and disclosure of individually identifiable health information and personal information, except, in each case, for such noncompliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, during the period beginning on January 1, 2020 and ending on the date of this Agreement, neither Company nor any of its Subsidiaries has received any written notice from the FDA or the European Medicines Agency (the “EMA”) or any foreign agency with jurisdiction over the development, marketing, labeling, sale, use handling and control, safety, efficacy, reliability, distribution, storage, transport, packaging or manufacturing of Company Products that would reasonably be expected to lead to the denial, limitation, revocation, or rescission of any of the Company Regulatory Permits or of any application for marketing approval currently pending before the FDA or such other Company Regulatory Agency.

(e)          Since January 1, 2020, all reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Company Regulatory Agency by Company and its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such reports, documents, claims, permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2020, (i) neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any officer, employee or contractor of Company or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Applicable Law or authorized by 21 U.S.C. § 335a(b) or any similar Applicable Law applicable in other jurisdictions in which material quantities of any of the Company Products are sold or where Company has publicly announced an intention to sell a Company Product in 2021; and (ii) neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any officer, employee or contractor of Company or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could reasonably be expected to be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935 or any similar program, including any conduct that would constitute non-compliance with the Federal Anti-Kickback Statute, Federal False Claims Act, or their respective state equivalents.  Since January 1, 2020, neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any officer, employee, agent or distributor of Company or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Company Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Company Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of Company or any of its Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Company Regulatory Agency to invoke any similar policy, except for any act or statement or failure to make a statement that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as to each Company Product subject to the FDCA and the regulations of the FDA promulgated thereunder or any similar Applicable Law in any foreign jurisdiction in which material quantities of any of the Company Products are sold that has been developed, manufactured, tested, distributed or marketed by or on behalf of Company or any of its Subsidiaries, each such Company Product is being or has been developed, manufactured, stored, distributed and marketed in compliance with all Applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labeling, advertising, record keeping, reporting, and security. There are no Proceedings pending or, to the knowledge of Company, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Company Product by Company or any of its Subsidiaries of any Applicable Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)          Neither Company nor any of its Subsidiaries has received since January 1, 2020 any written notifications from any institutional review board, ethics committee or safety monitoring committee raising any material issues that require or would require the termination, suspension or investigation of, or seeking to place a clinical hold order on or otherwise delay or materially restrict any, clinical studies proposed or currently conducted by, or on behalf of, Company or any of its Subsidiaries, and, to knowledge of Company, no such action is currently threatened.

(h)          Except as would not reasonably be expected to have a Material Adverse Effect, Company and each of its Subsidiaries is and since January 1, 2020, has obtained (or caused to be obtained) informed consent by or on behalf of each human subject who participated in Company’s ongoing clinical or pre-clinical studies or tests. In using or disclosing patient information received by Company in connection with Company’s ongoing clinical or pre-clinical studies or tests, Company has complied with all laws and regulatory rules or requirements, in each case to the extent applicable, including the Health Insurance Portability and Accountability Act of 1996, the FDCA, the RGDP and the rules and regulations thereunder (or their foreign equivalent). Neither Company nor any of its Subsidiaries is subject to any enforcement, regulatory or administrative proceedings regarding compliance with healthcare laws and, to the knowledge of Company, no such enforcement, regulatory or administrative proceeding is currently threatened.

(i)          To the extent required by Applicable Laws, to the knowledge of Company, all manufacturing operations conducted for the benefit of Company with respect to any Company Product, either approved or investigational, have been conducted in accordance with GMP Regulations, except where the failure to comply would not reasonably be expected to have a Material Adverse Effect.

(j)          With respect to the corporate integrity agreement set forth on Section 4.14(j) of the Company Disclosure Schedule, Company and its Subsidiaries are, and at all times since January 1, 2020 have been, in compliance in all material respects with the terms thereof and are conducting, and have conducted, all compliance-related programs that have been implemented as part of such agreement.

(k)          Company and each of its Subsidiaries has developed and implemented patient and/or product support activities, including co-pay assistance and provision of free drugs (provided directly by Company, its Subsidiaries, or its or their contractors to patients), and other access and reimbursement support and adherence services, health management services, and educational services (in each case as described on Section 4.14(k) of the Company Disclosure Schedule), and undertakes such activities in compliance in all material respects with all Applicable Laws.

Section 4.15          Material Contracts.

(a)          Section 4.15(a) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement (except that the Company Disclosure Schedule need not list any (x) Company Employee Plan, (y) Contract filed with the Company SEC Documents or (z) any distributor agreement) of each of the following Contracts to which Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets are bound (each such Contract required to be so listed, a “Company Material Contract”):

(i)          any Contract (other than Leases, distributor agreements and employment agreements), including any manufacturing, supply or distribution agreement, that involved in the fiscal year ending December 31, 2021, the payment or delivery of cash or other consideration by or to Company or any of its Subsidiaries in an amount in excess of $5,000,000;

(ii)          each Contract relating to the acquisition or disposition of assets comprising a business or division or equity securities to any Third Party that (x) contains ongoing obligations (including “earn-out”, contingent value rights or other contingent payment or value obligations) that would involve or would reasonably be expected to require the receipt or making of payments in excess of $5,000,000 or (y) contains any provision pursuant to which any Equity Securities of Company or any of its Subsidiaries (including any Company ADS, but excluding any Company Employee Plans) may be issued or (z) involved since January 1, 2020 the payment of consideration in excess of $10,000,000 in the aggregate with respect to such Contract;

(iii)          any Contract between any Governmental Authority, on the one hand, and Company or any of its Subsidiaries, on the other hand, involving or that would reasonably be expected to involve payments to or from such Governmental Authority in an amount in excess of $5,000,000 in the fiscal year ending December 31, 2022;

(iv)          other than distributor agreements, any Contract that is material to Company and its Subsidiaries, taken as a whole, and that (A) limits or purports to limit, in any material respect, the freedom of Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area, (B) contains material exclusivity or “most favored nation” obligations or restrictions with respect to Company or any of its Subsidiaries or (C) contains any other provisions that restricts the ability of Company or any of its Subsidiaries to sell, market, distribute, promote, manufacture, develop, commercialize, or test or research any Company Product, directly or indirectly through third parties, in any material respect;

(v)          any Contract relating to Indebtedness of Company or any of its Subsidiaries in an amount in excess of $5,000,000 (whether incurred, assumed, guaranteed or secured by any asset of Company or any of its Subsidiaries) other than any Contract exclusively between or among Company and any of its wholly owned Subsidiaries;

(vi)          any Contract restricting the payment of dividends or the making of distributions in respect of any Equity Securities of Company or any of its Subsidiaries or the repurchase or redemption of, any Equity Securities of Company or any of its Subsidiaries (other than Contracts relating to Indebtedness described in clause (v) of this Section 4.15(a));

(vii)          any material joint venture, profit-sharing, partnership, collaboration or co-promotion agreement;

(viii)          any material Contracts pursuant to which Company or any of its Subsidiaries (A) receives or is granted any license (including any sublicense) to, or covenant not to be sued under, any Intellectual Property Rights (other than licenses to commercially available software, including off-the-shelf software, or other commercially available technology and distributor agreements), including any Intellectual Property Rights with respect to any Company Product, or (B) grants any license (including any sublicense) to, or covenant not to be sued under, any Company Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business);

(ix)          any Contract involving the settlement or compromise of any Proceedings (whether pending or threatened) which (A) will involve payments after the date of this Agreement in excess of $500,000 or (B) will impose materially burdensome monitoring or reporting obligations or other material restrictions on Company or any Subsidiary of Company (or, following the Closing, on Purchaser or any Subsidiary of Purchaser), excluding regulatory commitments in the ordinary course of business;

(x)          any Contract that obligates Company or any Subsidiary of Company to make any capital investment or capital expenditure outside the ordinary course of business and in excess of $5,000,000;

(xi)          any material Contract that relates primarily to, and is material to, the manufacture, release or distribution of any Company Product (excluding Contracts that would reasonably be expected to be replaceable in the event of the termination or expiration of such Contract on substantially similar or improved terms without any material disruption to the manufacture, release or distribution of a Company Product);

(xii)          any material Contract with any Person (A) pursuant to which Company or its Subsidiaries are required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, commercial manufacture or other similar occurrences, developments, activities or events (other than any Contract with contract research organizations for internal research entered into in the ordinary course of business or any distributor agreements) or (B) under which Company or its Subsidiaries grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license, or any other similar rights with respect to any Company Product or any material Intellectual Property Rights, in the case of each of clauses (A) and (B), which payments are in an amount having an expected value in excess of $5,000,000 in the fiscal year ending December 31, 2023;

(xiii)          any lease or sublease for personal property for which annual rental payments made by Company or any of its Subsidiaries were, or are expected to be, in excess of $2,000,000 in the fiscal year ending December 31, 2023;

(xiv)          any Contracts (A) with any record or, to the knowledge of Company, beneficial owner as of the date hereof of five percent or more of the voting securities of Company, or (B) of the type that would be required to be disclosed under Item 404 of Regulation S-K under the 1933 Act;

(xv)          any settlement agreements entered into after January 1, 2020 by or with respect to Company or any of its Subsidiaries with any Taxing Authority and providing for payments in excess of $500,000; and

(xvi)          any other Contract required to be filed by Company pursuant to Item 601(b)(10) of Regulation S-K.

(b)          All of Company Material Contracts are, subject to the Bankruptcy and Equity Exceptions, (i) valid and binding obligations of Company or a Subsidiary of Company (as the case may be) and, to the knowledge of Company, each of the other parties thereto, and (ii) in full force and effect and enforceable in accordance with their respective terms against Company or its Subsidiaries (as the case may be) and, to the knowledge of Company, each of the other parties thereto (in each case except for such Company Material Contracts that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by Company or any of its Subsidiaries of any of the provisions thereof), except where the failure to be valid and binding obligations and in full force and effect and enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of Company, as of the date of this Agreement, no Person is seeking to terminate or challenging the validity or enforceability of any Company Material Contract, except such terminations or challenges which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Company Material Contract, except for those violations and defaults (or potential defaults) that would not have had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Company has made available to Purchaser true and complete copies of each of Company Material Contract as in effect as of the date hereof.

Section 4.16          Taxes.

(a)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)          all Tax Returns required by Applicable Law to be filed with any Taxing Authority by Company or any of its Subsidiaries have so been filed, and all such Tax Returns are true, correct and complete in all respects;

(ii)          each of Company and its Subsidiaries has timely paid in full to the appropriate Taxing Authority all Taxes due and owing by it (whether or not shown on any Tax Return), and, with respect to accrued Taxes of Company and its Subsidiaries where payment is not yet due, established an accrual in accordance with IFRS;

(iii)          each of Company and its Subsidiaries has withheld and deducted all Taxes required by Applicable Law to be so withheld or deducted, and has paid over such Taxes to the proper Taxing Authority (or is properly holding for such payment), and has complied with all information reporting requirements in relation thereto;

(iv)          neither Company nor any of its Subsidiaries is currently under investigation or audit by any Taxing Authority in respect of any Tax matter or any Tax Return of such Person, and no such Proceeding has been threatened in writing against Company or any of its Subsidiaries. No deficiency for Taxes has been proposed, asserted or assessed, in each case in writing, by any Taxing Authority against Company or any of its Subsidiaries that has not been fully satisfied by payment;

(v)          neither Company nor any of its Subsidiaries has extended or waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that will remain in effect after the Closing Date (other than pursuant to an extension of the filing date for any Tax Return obtained in the ordinary course of business);

(vi)          there are no Liens for Taxes (other than Permitted Liens) on any of the property or assets of Company or any of its Subsidiaries;

(vii)          neither Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) any change in or incorrect method of accounting in respect of a taxable period ending on or prior to the Closing Date pursuant to Section 481(a) of the Code, (B) any installment sale or open transaction made prior to the Closing Date, (C) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code entered into or existing prior to the Closing Date, (D) any closing agreement pursuant to Section 7121 of the Code entered into prior to the Closing Date, or (E) any prepaid amount received (or deferred revenue recognized) or paid prior to the Closing Date;

(viii)          Since September 1, 2019, no jurisdiction in which Company or any of its Subsidiaries does not file a Tax Return has asserted in writing a claim that Company or such Subsidiary is subject to Taxes or required to file Tax Returns in such jurisdiction, which claim has not since been fully resolved (and any relevant liability to Tax fully discharged or paid), and neither Company nor any of its Subsidiaries has agreed with any Taxing Authority to defer payment of any Tax;

(ix)          all documents to which Company or any of its Subsidiaries is a party and under which Company or any of its Subsidiaries has any rights or that form part of Company’s or any of its Subsidiaries’ title to any asset and which are required to be stamped have been duly stamped and any applicable stamp or any other transfer, registration or documentary Tax in respect of such documents has been paid and no stamp or other transfer, registration or documentary Tax which is reasonably required to be paid in respect of such documents remains to be paid in respect of any such documents that are outside the United Kingdom and have yet to be brought into the United Kingdom; and

(x)          Company has not been treated, nor since September 1, 2019, has any Subsidiary of the Company been treated, as having a permanent establishment in any other jurisdiction or been liable to Tax on a net income basis (other than any Tax imposed by way of withholding or deduction from payments to Company or its Subsidiaries) under the laws of any jurisdiction other than its jurisdiction of incorporation.

(b)          Within the last two years, neither Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify under Section 355 of the Code.

(c)          Under Applicable Law in effect on or prior to the date of this Agreement (i) Company is, and at all times since its formation has been, properly treated as a foreign corporation for U.S. federal income tax purposes, and (ii) neither the Company nor any of its Subsidiaries constitute a domestic corporation as a result of the application of Section 7874(b) of the Code.

(d)          Other than the acquisition of Aegerion Pharmaceuticals, Inc. in 2019, no transaction (or series of transactions, if pursuant to a plan) caused the Company or any of its Subsidiaries to be a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code.

(e)          Neither Company nor any of its Subsidiaries (i) is or has been a member of any group or consolidation for Tax purposes other than one of which Company or any of its Subsidiaries was the common parent; (ii) is party to or bound by, or has any obligation under, any material Tax sharing or indemnification agreement (other than (x) an agreement solely between or among Company and/or one or more of its Subsidiaries or (y) Tax indemnification provisions in ordinary course commercial agreements that are not primarily related to Taxes); (iii) has entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) with respect to material Taxes; or (iv) has any liability for the Taxes of any Person (other than Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), or as a transferee or successor. Company has not made, nor since September 1, 2019, has any Subsidiary of Company made, any written requests for rulings in respect of any material Taxes.

(f)          Neither Company nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(g)          Neither Company nor any of its Subsidiaries has participated or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other similar provision of state, local or non-U.S. law.

(h)          Company and its Subsidiaries are and have always been resident only in their jurisdiction of incorporation for all Tax purposes.

(i)          Company and each of its Subsidiaries have at all times materially complied with all Applicable Laws regarding transfer pricing, including the maintenance of all material documentation required by Applicable Law to substantiate the transfer pricing practices and methodology of Company and its Subsidiaries.

(j)          Neither Company nor any Subsidiary of Company that is or was an “expatriated entity” within the meaning of Section 7874(a)(2)(A) of the Code has failed to comply in all material respects with any provision of the Code or Treasury Regulations that imposes an obligation or a liability on a “surrogate foreign corporation” or an “expatriated entity” or any related person thereto.

Section 4.17          Employees and Employee Benefit Plans.

(a)          Section 4.17(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of each material Company Employee Plan, other than individual employment agreements that do not materially deviate from the applicable sample employment letters which have been made available to Purchaser. For each material Company Employee Plan, Company has made available to Purchaser a copy of such plan (or a description, if such plan is not written) and all amendments thereto, together with a copy of (if applicable) (i) each material trust, insurance or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the three most recently filed Internal Revenue Service Forms 5500, (iv) the most recent favorable determination or opinion letter from the Internal Revenue Service, (v) the most recently prepared actuarial reports and financial statements in connection with each such Company Employee Plan and (vi) all material, non-routine documents and correspondence relating thereto received from or provided to the Department of Labor, the PBGC, the Internal Revenue Service or any other Governmental Authority during the past six years.

(b)          Neither Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to sponsor, maintain, administer or contribute to), or has, in the prior six years, sponsored, maintained, administered or contributed to (or had any obligation to sponsor, maintain, administer or contribute to), or has any liability or obligation (whether fixed or contingent) with respect to, any (i) plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, including, without limitation, any multiemployer plan, as defined in Section 3(37) of ERISA, (ii) any “multiple employer welfare arrangement,” as defined in Section 3(40) or ERISA or (iii) any “multiple employer plan,” as defined in Section 413(c) of the Code. Neither Company nor any of its Subsidiaries have in the last six years been an “associate” of or “connected” with an “employer” (within the meaning of the United Kingdom Pensions Act 2004) of an “occupational pension scheme” which is not a “money purchase scheme” (as such terms are defined in the United Kingdom Pension Schemes Act 1993). Neither Company nor any of its Subsidiaries have at any time prior to the date of this Agreement been such an employer, or participated in or had any liability in relation to a defined benefit pension scheme in any jurisdiction.

(c)          Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter from the Internal Revenue Service or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of Company, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the Internal Revenue Service Closing Agreement Program if discovered during an Internal Revenue Service audit or investigation.

(d)          Each Company Employee Plan has been maintained and operated in all material respects in compliance with its terms and all Applicable Law, including ERISA, the Code, and any applicable provisions of the United Kingdom Pensions Act 2008. No material Proceeding (other than routine claims for benefits) is pending against or involves or, to Company’s knowledge, is threatened against or reasonably expected to involve, any Company Employee Plan before any Governmental Authority, including the Internal Revenue Service, the Department of Labor, the PBGC, the United Kingdom Pensions Ombudsman or the United Kingdom Pensions Regulator. As of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened audits or investigations by any Governmental Authority involving any Company Employee Plan.

(e)          With respect to each Relevant Service Provider, the consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event, including a termination of employment or service (where such other event would not alone have an effect described in this sentence): (i) entitle any such Relevant Service Provider to any payment or benefit, including any change in control, transaction, bonus, retention, severance or retirement benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Employee Plan, Company Equity Plan or otherwise, (iii) contractually limit or restrict the right to amend or terminate any Company Employee Plan or (iv) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f)          Neither Company nor any of its Subsidiaries has any liability for, and no Company Employee Plan provides for any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any Relevant Service Provider or any of their respective dependents or beneficiaries other than coverage mandated by Applicable Law (such as health care continuation coverage as required by Section 4980B of the Code or any similar state law). All material contributions and expenses due and payable by Company or any of its Subsidiaries in respect of a Company Employee Plan have been paid in full.

(g)          No Tax penalties or additional Taxes have been imposed or would be reasonably expected to be imposed on any Relevant Service Provider, and no acceleration of Taxes has occurred or would be reasonably expected to occur with respect to any Relevant Service Provider, in each case as a result of a failure to comply with Section 409A of the Code with respect to any Company Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code. Neither Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Person for any Tax incurred by such Person under Section 409A or 4999 of the Code.

(h)          Any lump sum, gratuity or other like benefit payable in the event of the death in service of a United Kingdom-based employee or officer of Company or any of its Subsidiaries is fully insured with an insurance company authorized under the United Kingdom Financial Services and Markets Act 2000 with permission under Part 4A of that Act to effect and carry out contracts of long-term insurance.

(i)          With respect to any Company Employee Plan for the benefit of Relevant Service Providers or dependents or beneficiaries thereof who perform services or who are employed outside of the United States (a “Non-U.S. Plan”), except as would not reasonably be expected to be, individually or in the aggregate, material to Company and its Subsidiaries, taken as a whole: (i) if required to have been approved by any non-U.S. Governmental Authority (or permitted to have been approved to obtain any beneficial Tax or other status), such Non-U.S. Plan has been so approved or timely submitted for approval; no such approval has been revoked (nor, to the knowledge of Company, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor that is reasonably likely to affect any such approval; (ii) if intended to be funded and/or book reserved, such Non-U.S. Plan is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions; (iii) no liability exists or reasonably could be imposed upon the assets of Company or any of its Subsidiaries by reason of such Non-U.S. Plan; (iv) all contributions to, and payments from, such Non-U.S. Plan which may have been required to be made in accordance with the terms of such Non-U.S. Plan, and, when applicable, the Applicable Laws of the jurisdiction in which such Non-U.S. Plan is maintained, have been timely made or shall be made by the Closing Date; (v) such Non-U.S. Plan is and has been administered at all times in compliance with its terms and all Applicable Laws of each jurisdiction in which such Non-U.S. Plan is maintained; (vi) as of the date of this Agreement, there are no pending investigations by any Governmental Authority involving such Non-U.S. Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Non-U.S. Plan), or proceedings against such Non-U.S. Plan and (vii) the consummation of the Transaction will not create or otherwise result in any liability with respect to such Non-U.S. Plan.

Section 4.18          Labor Matters.

(a)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Company and its Subsidiaries are, and since January 1, 2020 have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, immigration, the publication of information pursuant to the United Kingdom Equality Act 2020 (Gender Pay Gap Information) Regulations 2017, sexual harassment, civil rights, affirmative action, work authorization, safety and health, information privacy and security and workers compensation, and all obligations imposed on Company and its Subsidiaries by any employee’s or other individual’s contract of employment or engagement.

(b)          As of the date of this Agreement, neither Company nor any of its Subsidiaries has participated in the United Kingdom Coronavirus Job Retention Scheme or any similar scheme, nor reduced any annual rates of base salaries or wages, annual bonus targets or amounts or commissions, nor delayed or deferred payment of any of the foregoing, with a stated rationale of being in response to the impact the COVID-19 pandemic has had on the business of Company or its Subsidiaries.

(c)          Neither Company nor any of its Subsidiaries operates, and since January 1, 2020 has not operated, any custom, policy or practice (whether contractual or non-contractual) pursuant to which employees based in the United Kingdom on or by reason of the termination of their employment or loss of office by reason of redundancy (within the meaning of section 139 of the United Kingdom Employment Rights Act 1996 and/or section 195 of the United Kingdom Trade Union and Labour Relations (Consolidation) Act 1992) are entitled to payments which are in excess of those required to be paid under section 135 of the United Kingdom Employment Rights Act 1996.

(d)          Neither Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or any other similar agreement or arrangement with, or commitment to, any labor organization, labor or trade union, works council, staff association or other employee representative, and, to Company’s knowledge: (i) no employee of Company or any of its Subsidiaries is a member of any trade or labor union, works council, staff association or similar labor organization; and (ii) from January 1, 2020, to the knowledge of Company, there has not been any organizational campaign, card solicitation, demand for recognition, petition or other unionization or similar activity seeking recognition of a collective bargaining or similar unit relating to any director, officer, or employee of Company or any of its Subsidiaries. As of the date of this Agreement, (i) there are no unfair labor practice charges or complaints pending or, to Company’s knowledge, threatened in writing against Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority that have had, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) or any current union representation questions involving any director, officer, or employee (including any former director, officer, or employee) of Company or any of its Subsidiaries with respect to Company or its Subsidiaries, and (iii) since January 1, 2020 there has not been, and there is, no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to Company’s knowledge, threatened in writing against or affecting Company or any of its Subsidiaries.

(e)          No current request made pursuant to: Schedule A1 Part I of the United Kingdom Trade Union and Labour Relations (Consolidation) Act 1992 for recognition of any trade union or Regulation 7 of the United Kingdom Information and Consultation of Employees Regulations 2004 to negotiate an agreement in respect of information or consultation, has been received by Company or any of its Subsidiaries nor, to Company’s knowledge does any trade or labor union, works council, staff association or group of employees currently intend to submit any such request to Company or any of its Subsidiaries.

(f)          Company and its Subsidiaries have not entered into any agreement with any works council, labor union, or similar labor organization that would require Company to obtain the consent of, or provide advance notice, to such works council, labor union or similar labor organization of the transactions contemplated by this Agreement.

(g)          To the knowledge of Company, all employees of the Company are authorized to work in each jurisdiction in which they are employed.  Company has not received written notice or other written communication from any Governmental Authority in the last three years regarding any violation or alleged violation of any law relating to hiring, recruiting, employing of (or continuing to employ) anyone not authorized to work in the jurisdiction in which they are employed.

(h)          In the last 12 months, Company and its Subsidiaries have not closed any office or facility, effectuated any group layoffs of employees or implemented any early retirement, exit incentive, or other group separation program, in each case, that would trigger any state, local, or national laws related to office closings or group layoffs, nor has Company or its Subsidiaries planned or announced any such action or program for the future.

(i)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Company and its Subsidiaries have paid all salary, bonuses, commissions, and other compensation earned by employees Company and its Subsidiaries, and due to be paid prior to the date of this Agreement.

(j)          Since January 1, 2020, (i) to the knowledge of the Company, no allegations of sexual harassment have been made against any current director, officer, or management level employee of Company or its Subsidiaries in his or her capacity as a director, officer or employee and (ii) Company and its Subsidiaries have not entered into any settlement, consent decree or other Contract resolving such allegations.

Section 4.19          Intellectual Property.

(a)          Section 4.19(a)(i) of the Company Disclosure Schedule is a complete and accurate list, as of the date of this Agreement, of all Patents, registered Marks, registered Copyrights and registered domain names, and applications for any of the foregoing, that are owned by or purported to be owned by, or that are filed or registered in the name of, Company or any of its Affiliates (the “Company Registered IP”). Section 4.19(a)(ii) of the Company Disclosure Schedule is a complete and accurate list, as of the date hereof, of all Patents owned by Company or its Subsidiaries that are listed in the Orange Book with respect to any Company Product. Company and its Subsidiaries have (i) complied in all material respects with all Applicable Laws regarding the listing of Patents in the Orange Book and (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, taken commercially reasonable efforts to make appropriate submissions of Company Intellectual Property to the Orange Book.

(b)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each item of Company Intellectual Property is legally, beneficially and solely owned by Company or one of its Affiliates, free and clear of all Liens (other than Permitted Liens), (ii) none of Company Registered IP has lapsed, expired, or been abandoned (including as a result of failure to pay the necessary renewal or maintenance fees) prior to the end of the applicable term of such Company Registered IP, except where Company has made a reasonable business decision to not maintain such Company Registered IP, (iii) none of Company Registered IP that has issued has, since January 1, 2020, subsequently been adjudged invalid or unenforceable, (iv) to the knowledge of Company, all Company Registered IP is subsisting, and if registered, not invalid or unenforceable and (v) there is no opposition, interference, derivation, cancellation Proceeding pending or, to the knowledge of Company, threatened against Company or its Subsidiaries challenging or contesting the ownership, validity, scope or enforceability of any Company Registered IP (other than ordinary course Proceedings related to the application for, or renewal of, any item of Company Registered IP).

(c)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company Intellectual Property and the Licensed Intellectual Property constitutes all of the material Intellectual Property Rights necessary to develop, manufacture and sell each material Company Product as currently developed, manufactured or sold by Company and its Subsidiaries as of the date of this Agreement. Since January 1, 2020, neither Company nor any Subsidiary of Company has granted or transferred (or is obligated to grant or transfer) to any Person or has permitted (or is obligated to permit) any Person to retain any ownership interest, including any joint ownership interest, or any exclusive rights, in any Intellectual Property Rights that are or were Company Intellectual Property that is material to the conduct of the business of Company and its Subsidiaries, taken as a whole.

(d)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) none of the Company Intellectual Property is subject to any Order or Proceeding pending or, to the knowledge of Company, threatened, naming Company or any of its Subsidiaries contesting the validity, enforceability, or use thereof, or rights thereto by or of Company or any of its Subsidiaries, (ii) neither the operation of the business of Company or any of its Subsidiaries nor any Company Product infringes, misappropriates or otherwise violates and has not infringed, misappropriated or otherwise violated, any material Intellectual Property Rights of any Third Party, (iii) to the knowledge of Company, as of the date of this Agreement no Third Party has infringed, misappropriated or otherwise violated any Company Intellectual Property, or any Intellectual Property Rights licensed to Company or any of its Subsidiaries, material to the development, manufacture or sale of a Company Product and (iv) neither Company nor any Subsidiary of Company has instituted or threatened in writing to institute any Order or Proceeding against any Third Party alleging that such Third Party is infringing, misappropriating, or otherwise violating any Company Intellectual Property.

(e)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain any material Trade Secrets included in Company Intellectual Property, and to the knowledge of Company, since January 1, 2020, there have been no material unauthorized uses or disclosures of any such Trade Secrets.

(f)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of Company, (A) Company and its Subsidiaries have complied with any and all obligations to the extent applicable pursuant to the Bayh-Dole Act, 35 U.S.C. §200–212, with respect to any Patents that are part of Company Registered IP and are covered, or practiced by, a Company Product (or the manufacture of a Company Product (including any precursor to such product), or sale thereof), and (B) no funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other institution has been used to create or develop any Patents that are part of Company Registered IP and are covered or practiced by a Company Product (or the manufacture of a Company Product (including any precursor to such product, or sale thereof)), except for any such funding or use of facilities or personnel that has not resulted in such Governmental Authority or any university, college, research institute or other institution holding any ownership or other interest in such Patents that are part of Company Registered IP and are covered or practiced by a Company Product (or the manufacture of a Company Product or sale thereof).

(g)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither Company nor any of its Subsidiaries is party to any Contract which, as a result of the consummation of the transactions contemplated by this Agreement, would (i) grant to any Third Party any right to any material Intellectual Property Rights (other than Company Intellectual Property) owned by, or licensed to, Purchaser or any of its Affiliates or (ii) result in the grant of (or requirement to grant) any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity to or under any Company Intellectual Property to any Third Party. No action by Company or any of its Subsidiaries shall cause, nor as a result of the consummation of the transactions contemplated by this Agreement shall cause (i) any Contract relating to Company Intellectual Property or Licensed Intellectual Property to no longer remain in full force and effect following the Effective Time in accordance with its terms, and, (ii) as of immediately after the Effective Time, Company and its Subsidiaries to no longer be entitled to exercise all of their respective rights under all such Contracts to the same extent as prior to the Effective Time, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h)          Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Company and its Subsidiaries have obtained from all current or former employees, officers, consultants, contractors and others who have created or developed material Intellectual Property Rights for or on behalf of Company or any of its Subsidiaries, valid assignments (or, in the case of consultants and contractors, assignment or license) of such parties’ rights in such Intellectual Property Rights to Company or one of its Subsidiaries, to the extent permitted by Applicable Law, or Company and its Subsidiaries otherwise exclusively own such Intellectual Property Rights by operation of law. Company and its Subsidiaries have, and enforce, a policy requiring each employee, officer, consultant, contractor or other Person that has access to any material Intellectual Property Rights to execute a confidentiality agreement that obligates such Person to maintain the confidentiality thereof, except where the failure to enforce such policy has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(i)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing by or on behalf of Company and any of its Subsidiaries of Personal Data are and have at all times since January 1, 2020 been in compliance with all applicable Privacy Legal Requirements and Privacy Commitments.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2020, (i) neither Company nor any of its Subsidiaries has received any written notice alleging any material violation by Company or any of its Subsidiaries of any Privacy Legal Requirement or Privacy Commitments, nor, to the knowledge of Company, has Company or any of its Subsidiaries been threatened to be charged with any such violation or otherwise been subject to any audit, investigation, enforcement action or similar by any Governmental Authority, (ii) as of the date of this Agreement, neither Company nor any of its Subsidiaries has received any written complaint or claim for compensation by any Person with respect to the collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing of Personal Data by Company or any of its Subsidiaries, (iii) Company and its Subsidiaries have taken commercially reasonable actions (including implementing and maintaining commercially reasonable written policies and procedures with respect to technical, organizational, administrative, and physical safeguards consistent with industry standard practices) designed to protect Personal Data against any Personal Data Breaches, and (iv)  there has been no Personal Data Breach.

(j)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2020, (i) Company and its Subsidiaries have taken commercially reasonable actions (including implementing and maintaining commercially reasonable technical, organizational, physical or administrative safeguards consistent with industry standard practices) adequate to protect the security, confidentiality, integrity and availability of information technology systems of Company and its Subsidiaries, (ii) Company and its Subsidiaries have entered into written agreements with all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of Company and its Subsidiaries that obligate such persons to comply with all applicable Privacy Legal Requirements and to take steps to protect and secure Personal Data from Personal Data Breaches, and (iii) to the knowledge of Company, there has been no Personal Data Breach of or involving Personal Data collected or used in connection with or under the control of Company or any of its Subsidiaries. To Company’s knowledge, since January 1, 2020 through the date of this Agreement, none of the third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of Company and its Subsidiaries have (A) suffered any Personal Data Breach affecting Personal Data processed, stored or otherwise handled on behalf of Company or (B) materially breached any Contracts with Company or any Subsidiary of Company relating to Personal Data, in the case of each of clauses (A) and (B), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(k)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2020, to the knowledge of Company, (i) there have been no security breaches of, or unauthorized access to, the information technology systems of Company nor any of its Subsidiaries, and (ii) there have been no disruptions in any such information technology systems that adversely affected the operations of the business of Company or any of its Subsidiaries.

(l)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no transfer of Personal Data in connection with the transactions contemplated by this Agreement (including the Transaction) will violate any applicable Privacy Legal Requirement or Privacy Commitment.

Section 4.20          Properties. Section 4.20 of the Company Disclosure Schedule sets forth a complete and accurate list as of the date hereof, of any material real property which Company or any Subsidiary of Company leases, subleases, licenses, uses or occupies and any Contract pursuant to which Company or any Subsidiary of Company leases, subleases, licenses, uses or occupies any real property (any such properties, the “Real Properties”, and any such Contracts, the “Leases”). Neither Company nor any Subsidiary of Company owns any real property or is party to any Contract or option to purchase any real property or interest therein. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company or any Subsidiary of Company has a good and valid leasehold or license interest in the Real Properties, free and clear of all Liens, except for Permitted Liens, (b) each Lease under which Company or any of its Subsidiaries leases, subleases or licenses any Real Property is, subject to the Bankruptcy and Equity Exceptions, a valid and binding obligation of Company or a Subsidiary of Company (as the case may be) and, to the knowledge of Company, each of the other parties thereto, and in full force and effect and enforceable in accordance with its terms against Company or its Subsidiaries (as the case may be) and, to the knowledge of Company, each of the other parties thereto (except for such Leases that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by Company or any of its Subsidiaries of any of the provisions thereof), (c) neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any of the other parties thereto has violated or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of any Lease,(d) as of the date hereof, neither Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under any Lease or under any covenant, restriction, stipulation or other encumbrance affecting the Real Property, (e) neither Company nor its Subsidiaries has subleased, assigned, or otherwise granted to any Person the right to use or occupy the Real Property or any material portion thereof, (f) neither Company nor any Subsidiary is obligated to pay any leasing or brokerage commission relating to any Lease that has not already been paid, and (g) no construction, alteration or other leasehold improvement work with respect to any Lease remains to be paid for or to be performed by the Company or any Subsidiary.

Section 4.21          Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) Company and its Subsidiaries are, and since January 1, 2020 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all applicable Environmental Permits, (ii) to the knowledge of the Company, none of Company or any of its Subsidiaries has, nor has any other Person, Released or exposed any Person to any Hazardous Substance at the Real Properties or any other real properties now or previously owned or subject to any Lease or otherwise operated by Company or any of its Subsidiaries, (iii) since January 1, 2020, if pending or unresolved, no written notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Proceeding is pending or, to the knowledge of Company, threatened by any Governmental Authority or other Person alleging that Company or any of its Subsidiaries has any liability that relates to, or arises under, any Environmental Law or Environmental Permit and (iv) to the knowledge of the Company, neither Company nor any Subsidiary has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person relating to Environmental Law.

Section 4.22          FCPA; Anti-Corruption; Sanctions.

(a)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of Company, any of its Subsidiaries or any of their respective directors or officers, or, to the knowledge of Company, any employee or contractor of Company or any of its Subsidiaries, in each case acting on behalf of Company or any of its Subsidiaries, has, since January 1, 2020, in connection with the business of Company or any of its Subsidiaries, (i) taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable), (ii) offered, authorized, provided or given (or made attempts at doing any of the foregoing) any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA), for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage or (iii) taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any Representative of another Person in the course of their business dealings with Company or any Subsidiary of Company, in order to unlawfully induce such Person to act against the interest of his or her employer or principal.

(b)          None of Company, any of its Subsidiaries or any of their respective directors or officers, or, to the knowledge of Company, any employee of Company or any of its Subsidiaries, is, or since January 1, 2020 has been, subject to any actual or pending or, to the knowledge of Company, threatened civil, criminal, or administrative Proceedings, notices of violation, demand letters, settlements, or enforcement actions by any Governmental Authority, or made any voluntary disclosures to any Governmental Authority, involving Company or any of its Subsidiaries relating to applicable Bribery Legislation, including the FCPA.

(c)          Company and each of its Subsidiaries has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Company and each of its Subsidiaries in all material respects as required by the FCPA.

(d)          Company and each of its Subsidiaries has instituted policies and procedures reasonably designed to ensure compliance with applicable Sanctions Laws (to the extent applicable to Company’s businesses), the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.

(e)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of Company, any of its Subsidiaries or any of their respective directors or officers, or, to the knowledge of Company, any of their respective employees or contractors (i) is a Sanctioned Person, (ii) has, since January 1, 2020, engaged in, has any plan or commitment to engage in, direct or indirect dealings with any Person who was at that time a Sanctioned Person or in any Sanctioned Country on behalf of Company or any of its Subsidiaries in violation of applicable Sanctions Law or (iii) has, since January 1, 2020, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of Company, been the subject of an investigation or allegation of such a violation or sanctionable conduct.

Section 4.23          Transactions with Affiliates. Since January 1, 2020 through the date of this Agreement, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there as of the date hereof proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in Company SEC Documents filed prior to the date hereof.

Section 4.24          Antitakeover Statutes and United Kingdom Takeover Code. There are no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state or other anti-takeover laws and regulations applicable to the Transaction or any other transactions contemplated by this Agreement. On the basis of the composition of the Company Board as of the date hereof, the United Kingdom City Code on Takeovers and Mergers does not apply to Company, the Transaction or any other transactions contemplated by this Agreement and none of Company, the Transaction or any other transactions contemplated by this Agreement is subject to the jurisdiction of the United Kingdom Panel on Takeovers and Mergers.

Section 4.25          Opinion of Financial Advisor. Moelis & Company LLC (“Moelis”) has delivered its opinion to the Company Board to the effect that, as of the date of such opinion and based upon and subject to the various factors, limitations, qualifications and assumptions set forth therein, the Per Share Consideration to be received by the holders of Company Ordinary Shares (other than the Excluded Shares (as defined in the Scheme of Arrangement)) in the Transaction pursuant to this Agreement is fair from a financial point of view to such holders. A written copy of such opinion shall be delivered promptly to Purchaser after the date of this Agreement for informational purposes only.

Section 4.26          Finders’ Fees. Except for fees payable to Moelis, estimates of such fees which have been provided to Purchaser prior to the date hereof, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Company or any of its Subsidiaries who is entitled to any finders or similar fee or commission from Company or any of its Affiliates in connection with execution of this Agreement or the transactions contemplated by this Agreement.

Section 4.27          Insurance.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) Company and its Subsidiaries maintain valid and enforceable insurance coverage in full force and effect with reputable insurers in such amounts and covering such risks as Company reasonably believes, based on past experience, is adequate for the businesses and operations of Company and its Subsidiaries, and (b) all premiums due thereunder have been paid. Neither Company nor any Subsidiary of Company has received notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with renewals or replacements of any such insurance policies or Contracts in the ordinary course of business) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.28          No Other Representations and Warranties. Except for the representations and warranties made by Company in this Article IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with the introduction to this Article IV) and in the certificate to be delivered by Company pursuant to Section 8.2(d), neither Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Company or its Subsidiaries or any other matter furnished or provided to Purchaser or made available to Purchaser in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Company and its Subsidiaries disclaim any other representations or warranties, whether made by Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. Company acknowledges and agrees that, except for the representations and warranties made by Purchaser in Article V (as qualified by the applicable items disclosed in the Purchaser Disclosure Schedule in accordance with the introduction to Article V) and the certificate delivered by Purchaser pursuant to Section 8.3(c), neither Purchaser nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of any member of the Purchaser Group, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding any member of the Purchaser Group or any other matter furnished or provided to Purchaser or made available to Purchaser in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. Company specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Purchaser and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Schedule in accordance with Section 10.13(b), Purchaser hereby represents and warrants to Company as set forth below:

Section 5.1          Corporate Existence and Power. Purchaser is a società per azioni, duly incorporated and validly existing under the laws of Italy. Purchaser has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power and authority (a) has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or (b) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Purchaser to perform its obligations under this Agreement or to consummate the Transaction. Purchaser is duly qualified to do business and, where applicable, are in good standing in each jurisdiction where such qualification and/or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.2          Corporate Authorization. The execution, delivery and performance by Purchaser of this Agreement and the CVR Agreement and the consummation by Purchaser of the transactions contemplated by this Agreement, the CVR Agreement and the Scheme of Arrangement are within the corporate powers and authority of Purchaser, and have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by Company) constitutes a valid, legal and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms (subject to the Bankruptcy and Equity Exceptions). At Closing the CVR Agreement will be duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the Rights Agent) will constitute a valid, legal and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms (subject to the Bankruptcy and Equity Exceptions). No vote of the Purchaser shareholders or the holders of any other Equity Securities of Purchaser or any of Purchaser’s Affiliates is necessary in connection with this Agreement and the consummation of the transactions contemplated by this Agreement and the Scheme of Arrangement. Neither Purchaser nor any of its Affiliates owns any Company Equity Securities.

Section 5.3          Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby and by the Scheme of Arrangement (including the Transaction) require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act and  other Regulatory Laws, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to Nasdaq, (c) compliance with any applicable corporate law of jurisdiction of Purchaser’s incorporation, (d) compliance with the Companies Act, (e) the sanction of the Scheme of Arrangement by the Court and (f) any other actions, Consents or Filings the absence of which has not had or would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.4          Non-contravention. Assuming compliance with the matters referred to in Section 5.3 and the sanction of the Scheme of Arrangement by the Court, the execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby and thereby and by the Scheme of Arrangement and the CVR Agreement (including the Transaction) do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of Purchaser’s organizational documents, (b) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) require any Consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Purchaser or any of its Subsidiaries is entitled under, any provision of any Contract or permit binding on Purchaser or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Purchaser or any of its Subsidiaries, except, in the case of clauses (b) through (d), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.5          Information Supplied. The information provided by and relating to the Purchaser Group to be contained in the Scheme Circular (including any amendment or supplement thereto) and any other documents filed or furnished with or to the Court or the SEC in each case in connection with the Transaction will not, on the date the Scheme Circular (and any amendment or supplement thereto) is first made available to Company Shareholders in final form and on the date of the Scheme Meeting and the Company GM, as applicable, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, Purchaser makes no representation or warranty with respect to statements made or incorporated by reference in the Scheme Circular (including any amendment or supplement thereto) which were not supplied in writing by or on behalf of Purchaser or any of its Affiliates specifically for inclusion or incorporation by reference therein.

Section 5.6          Litigation. There are no Proceedings pending or, to the knowledge of Purchaser, threatened against any member of the Purchaser Group, any present or, to the knowledge of Purchaser, former officers, directors or employees of the Purchaser Group in their respective capacities as such or any of the respective properties or assets of any member of the Purchaser Group, by or before (or, in the case of threatened Proceedings, that would be by or before) any Governmental Authority, that (a) has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or (b) would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Purchaser to perform its obligations under this Agreement or to consummate the Transaction; provided, that to the extent any such representations or warranties in the foregoing pertain to Proceedings that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof. There is no Order outstanding against any member of the Purchaser Group, any present or, to the knowledge of Purchaser, former officers, directors or employees of the Purchaser Group in their respective capacities as such, or any of the respective properties or assets of any of the Purchaser Group or, to the knowledge of Purchaser, threatened against or affecting any member of the Purchaser Group, any present or, to the knowledge of Purchaser, former officers, directors or employees of any member of the Purchaser Group in their respective capacities as such, or any of the respective properties or assets of any member of the Purchaser Group, that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.7          Compliance with Laws. Each member of the Purchaser Group is, and since January 1, 2021 has been, in compliance with and are not, and since January 1, 2021 have not been, in default under or in violation of all Applicable Laws, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.8          Finders’ Fees. Except as set forth in Section 5.8 of the Purchaser Disclosure Schedule, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser or any of its Subsidiaries who might be entitled to any finders or similar fee or commission from Purchaser or any of its Affiliates in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

Section 5.9          Sufficiency of Funds.  At the Closing or the time of any payment due under the CVR Agreement, as applicable, Purchaser has or will have, respectively, available to it cash and other sources of immediately available funds sufficient to pay the aggregate Per Share Cash Consideration, the aggregate Per ADS Cash Consideration, the aggregate amounts payable to holders of Company Share Options, Company RSUs and Company PSUs and all other cash amounts payable pursuant to this Agreement and the CVR Agreement, including any fees and expenses payable by Purchaser at the Closing. Purchaser expressly acknowledges and agrees that its obligations under this Agreement, including their obligations to consummate the Transaction or any of the other transactions contemplated by this Agreement, are not subject to, or conditioned on, the receipt or availability of any funds or financing.

Section 5.10          No Other Representations and Warranties. Except for the representations and warranties made by Purchaser in this Article V (as qualified by the applicable items disclosed in the Purchaser Disclosure Schedule in accordance with the introduction to this Article V) and in the certificate to be delivered by Purchaser pursuant to Section 8.3(c), neither Purchaser nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Purchaser or any other members of the Purchaser Group, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Purchaser or any other member of the Purchaser Group or any other matter furnished or provided to Company or made available to Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Purchaser and each other member of the Purchaser Group disclaims any other representations or warranties, whether made by any member of the Purchaser Group or any of their respective Affiliates or Representatives. Purchaser acknowledges and agrees that it has had an opportunity to discuss and ask questions regarding the business of Company and its Subsidiaries with management of Company, has had access to certain information regarding Company and its Subsidiaries, including in the “virtual data room” maintained by Company, as it has desired or requested to review and has conducted its own independent investigation of Company and its Subsidiaries and the transactions contemplated hereby. Purchaser acknowledges and agrees that, except for the representations and warranties made by Company in Article IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with the introduction to Article IV) and in the certificate to be delivered by Company pursuant to Section 8.2(d), neither Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Company or its Subsidiaries or any other matter furnished or provided to Purchaser or made available to Purchaser in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. Purchaser specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE VI

COVENANTS OF COMPANY

Section 6.1          Conduct of Company.

(a)          From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, except (w) as prohibited or required by Applicable Law, (x) as set forth in Section 6.1 of the Company Disclosure Schedule, (y) as otherwise required or expressly contemplated by this Agreement, or (z) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course of business in all material respects and (ii) use commercially reasonable efforts to preserve intact its business organization, keep available the services of its key employees and maintain its existing relations and goodwill with material customers, members, suppliers, licensors, licensees and other Third Parties with whom it has material business relations; provided that (i) no action by Company or any of its Subsidiaries to the extent expressly permitted by an exception to Section 6.1(b) shall be deemed to be a breach of this Section 6.1(a) and (ii) any failure to take any action prohibited by Section 6.1(b) shall not be deemed a breach of this Section 6.1(a).

(b)          From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement, except (x) as prohibited or required by Applicable Law, (y) as set forth in Section 6.1 of the Company Disclosure Schedule or (z) as otherwise required or expressly contemplated by this Agreement, without Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed (other than with respect to any actions contemplated by clauses (i), (iii), (vii) and (xvii))), Company shall not, and shall cause each of its Subsidiaries not to:

(i)          adopt or propose any change to its certificate of incorporation, articles of association or other organizational or constitutional documents (whether by merger, consolidation or otherwise) (including the Company Organizational Documents) or the Deposit Agreement;

(ii)          acquire (including by merger, consolidation, takeover offer, scheme of arrangement or acquisition of securities or assets or by any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any securities of or other equity interest in or assets comprising a business or division of any other Person, or otherwise engage in any consolidations or business combinations, except for (A) transactions solely between Company and a wholly owned Subsidiary of Company or solely between wholly owned Subsidiaries of Company or (B) subject to Section 7.1(f), any transaction involving cash consideration of less than $5 million (including any “earnout”, deferred or contingent payments) in the aggregate for all such transactions;

(iii)          authorize, declare, set aside, make or pay any dividends or distribution with respect to its shares or other Equity Securities (including any Company ADS) (whether in cash, assets, shares or other securities of Company or any of its Subsidiaries) (other than dividends or distributions made by any wholly owned Subsidiary of Company to Company or to any wholly owned Subsidiary of Company), or enter into any agreement or arrangement with respect to voting or registration;

(iv)          split, combine, consolidate, subdivide, reduce, reclassify or redesignate any of its share capital or other Equity Securities, or redeem, purchase, cancel or otherwise acquire or offer to acquire any of its share capital or other Equity Securities, except for (1) the acceptance of Company Ordinary Shares or Company ADSs as payment of the exercise price of Company Share Options or for withholding Taxes in respect of Company Share Options, in each case, that are outstanding as of the date of this Agreement or that are granted after the date of this Agreement not in violation of this Agreement, (2) any such transaction involving Company and its wholly owned Subsidiary or only wholly owned Subsidiaries of Company or (3) transactions required to be taken by the Depositary or Company under the Deposit Agreement in accordance with its terms;

(v)          issue, deliver, grant, sell, pledge, dispose of, charge, mortgage or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition, charging, mortgaging or encumbrance of, any shares, voting securities or other Equity Securities (including any Company ADS) in Company or any Subsidiary of Company or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or Equity Securities (including any Company ADS) or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Company Share Option under any existing Company Equity Plan or otherwise (except as otherwise provided by the terms of any Company Employee Plan as in effect and outstanding as of the date of this Agreement), other than (A) issuances or grants of Company Ordinary Shares, Company ADSs or other securities as required pursuant to equity awards or obligations under the Company Equity Plans outstanding on the date of this Agreement in accordance with the terms of the applicable Company Equity Plan in effect on the date of this Agreement or granted after the date of this Agreement not in violation of this Agreement, (B) sales of Company Ordinary Shares or Company ADSs pursuant to the exercise of Company Share Options or settlement of Company RSUs or Company PSUs if necessary to effectuate an optionee or award holder’s direction upon exercise or pursuant to the settlement of Company Share Options, Company RSUs or Company PSUs in order to satisfy Tax withholding obligations, in each case, with respect to Company Share Options, Company RSUs or Company PSUs as in effect and outstanding as of the date of this Agreement (C) transactions solely between Company and a wholly owned Subsidiary of Company or solely between wholly owned Subsidiaries of Company, (D) transactions required to be taken by the Depositary or Company under the Deposit Agreement in accordance with its terms or (E) actions required to be taken under the Indenture in accordance with its terms;

(vi)          except as required by any Company Employee Plan as in existence as of the date hereof, or established after the date hereof not in contravention of the terms of this Agreement or as required by Applicable Law, (A) increase the compensation or benefits or severance payable or to become payable to any Relevant Service Provider, (B) grant or pay or commit to grant or pay to any Relevant Service Provider any equity-based compensation (except as otherwise provided in Section 4.5), bonuses, incentive compensation, retention awards or increases in severance or termination pay, (C) establish, adopt, enter into, amend in any material respect or terminate any collective bargaining agreement or Company Employee Plan, (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Employee Plan or Company Equity Plan, (E) terminate the employment of any Relevant Service Provider earning annual fees or annual compensation in excess of $200,000, other than for cause (as defined in the Company Equity Plans), (F) hire (other than in connection with replacing a departing Relevant Service Provider on terms and conditions of employment that are materially the same as those of such departing Relevant Service Provider) or promote any new Relevant Service Provider earning annual fees or annual compensation in excess of $200,000, (G) provide any funding for any rabbi trust or similar arrangement or (H) enter into a Contract or relationship with a professional employer organization;

(vii)          liquidate (completely or partially), wind up, dissolve, place into administration or receivership, enter into any voluntary arrangement or other compromise with creditors, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of Company or its Subsidiaries), or adopt any plan or resolution, or take any other action providing for any of the foregoing other than the winding up and dissolution of dormant or immaterial Subsidiaries of Company;

(viii)          make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) loans solely among Company and its wholly owned Subsidiaries or solely among Company’s wholly owned Subsidiaries, (B) advances for reimbursable employee expenses in the ordinary course of business, (C) the extension of trade credit in the ordinary course of business, (D) investments in cash equivalents and marketable securities in the ordinary course of business or (E) loans, advances, capital contributions or investments in Persons not listed on a national securities exchange not to exceed $5 million in any transaction or series of related transactions;

(ix)          sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its material properties, rights or assets (including shares in the capital of Company or its Subsidiaries), except (A) dispositions of obsolete or worthless equipment in the ordinary course of business, (B) non-exclusive licenses of Company Intellectual Property or Company Products entered into in the ordinary course of business, (C) pursuant to transactions solely among Company and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of Company, (D) sales of Company Products in the ordinary course of business or (E) in an amount not to exceed $5 million for all other such transactions entered into in reliance on this clause (E);

(x)          other than in the ordinary course of business, enter into any Contract that would constitute a Company Material Contract if in effect on the date hereof, or materially modify, materially amend, extend or terminate (other than non-renewals or auto-renewals occurring in the ordinary course of business or termination at the end of the Contract term in accordance with the terms of the Contract) any Company Material Contract; provided, that this Section 6.1(b)(x) shall not prohibit or restrict Company or any of its Subsidiaries from entering into a Contract to the extent that such Contract implements an action or omission that is permitted by any of the other subclauses of Section 6.1(b);

(xi)          make any capital expenditure or expenditures or enter into agreements or arrangements providing for capital expenditure or expenditures except (A) in amounts contemplated by Company’s capital budget set forth on Section 6.1(b)(xi) of Company Disclosure Schedule in the aggregate, (B) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident or (C) pursuant to Contracts in effect on the date hereof;

(xii)          waive, release, assign, compromise or settle any Proceeding to which Company or any of its Subsidiaries is a defendant, other than the compromise or settlement of any Proceeding that (A) provides for the payment by Company or its Subsidiaries of an amount in cash not to exceed $500,000 individually or $2 million (or any greater amount reflected or established as a reserve for such Proceeding on the Company Balance Sheet) in the aggregate and (B) does not impose any injunctive relief on Company or its Subsidiaries (other than customary confidentiality and de minimis contractual obligations in the applicable compromise or settlement agreement that are incidental to an award of monetary damages thereunder) and does not involve the admission of wrongdoing by Company or any of its Subsidiaries and (C) does not provide for the license of any material Intellectual Property Rights or the termination or modification or amendment of any license of material Company Intellectual Property; provided, that any Proceeding related to Taxes shall be governed by Section 6.1(b)(xiv);

(xiii)          make any material change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by IFRS or Applicable Law;

(xiv)          make or change any material Tax election, change any Tax accounting period, adopt or change any material method of Tax accounting, make any amendment to any Tax return that would have a material effect on Taxes, file any material Tax return that is materially inconsistent with a previously filed Tax return of the same type for a prior taxable period, settle or compromise any material liability for Taxes or any Tax Proceeding relating to a material amount of Taxes, enter into any advance pricing agreement or “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law), request any ruling from any Taxing Authority (except in accordance with Section 7.8(a)), surrender any right to claim a material refund of Taxes, assume any liability for a material amount of Taxes of any other Person by Contract (other than a Contract entered into in the ordinary course of business that is not primarily related to Taxes) or request or otherwise agree to a material extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(xv)          incur, assume, guarantee, endorse or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) for the incurrence of any Indebtedness solely among Company and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of Company, (B) currency derivatives in the ordinary course of business and not for speculative purposes, (C) the incurrence of Indebtedness under Company’s revolving credit facility in the ordinary course of business or (D) the incurrence of other Indebtedness not to exceed $5 million at any one time outstanding in reliance on this clause (D);

(xvi)          enter into any transactions or Contracts with any affiliate or other Person that would be required to be disclosed by Company under Item 404 of Regulation S-K of the SEC other than to the extent permitted under clause (v) or (vi) of this Section 6.1(b);

(xvii)          adopt or otherwise implement any shareholder rights plan, “poison-pill” or other comparable agreement with respect to any member of the Purchaser Group;

(xviii)          redeem, repurchase, defease or prepay any Indebtedness for borrowed money or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements), except for (A) the repayment of any Indebtedness at its scheduled maturity or expiration of the applicable term, (B) the termination and settlement of currency derivatives entered into in the ordinary course of business consistent with past practice and nor for speculative purposes in accordance with their terms and (C) solely among Company and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of Company;

(xix)          (A) acquire or agree to acquire any real property or enter into, or agree to enter into, any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), (B) sell, assign, dispose of, surrender or exercise any right to terminate, or agree to sell, assign, dispose of, surrender or exercise any right to terminate, any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), (C) materially modify or amend or exercise any right to renew any lease, or waive any material term or condition thereof or grant any material consents thereunder, in each case, except as would not be adverse to Company or its Subsidiaries in any material respect with respect to the lease when viewed in the context of the benefits received by Company and its Subsidiaries as a result, or (D) grant or otherwise create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any real property leased by Company or any Subsidiary of Company, or any interest therein or part thereof (other than a Permitted Lien), in the case of each of clauses (A) through (D), other than in the ordinary course of business consistent with past practice;

(xx)          enter into or become bound by, or amend, modify, terminate or waive any Contract related to the acquisition or disposition or grant of any license with respect to material Intellectual Property Rights, other than amendments, modifications, terminations or waivers in the ordinary course of business consistent with past practice, or otherwise encumber any material Company Intellectual Property (including by the granting of any covenants, including any covenant not to sue or covenant not to assert), other than (A) non-exclusive licenses of (x) Company Intellectual Property (other than patents on a stand-alone basis) or (y) Company Products, in each case entered into in the ordinary course of business consistent with past practice and (B) distribution rights for Company Products made or entered into in the ordinary course of business; or

(xxi)          agree or authorize, in writing or otherwise, to take any of the foregoing actions.

(c)          Anything to the contrary set forth in this Agreement notwithstanding, (i) Company shall be permitted to take commercially reasonable actions that would otherwise require the prior written consent of Purchaser under this Section 6.1 to the extent that Company reasonably deems such action to be necessary to prevent the occurrence of, or mitigate the existence of, emergency situations or as may be reasonably necessary to address (A) significant risks to human health or safety or (B) material damage to the environment, material equipment or other material assets of Company and its Subsidiaries and (ii) Company and its Subsidiaries may take commercially reasonable actions in response to the actual or anticipated effects of COVID-19 or any COVID-19 Measures (in the case of any actions take outside of the ordinary course business pursuant to clause (i) or (ii), subject to reasonable consultation with Purchaser in advance of taking such actions to the extent reasonably practicable).

(d)          Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Company’s or any of its Subsidiaries’ businesses or operations, other than after the Closing.

Section 6.2          No Solicitation by Company.

(a)          From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement, except as otherwise set forth in this Section 6.2, Company shall not, and shall cause its Subsidiaries and its directors and executive officers not to, and shall direct its external advisors not to, directly or indirectly, (i) solicit, initiate, participate in, knowingly facilitate, knowingly assist or knowingly encourage any inquiries regarding, or the making or submission of, any Acquisition Proposal, (ii) (A) enter into, continue or participate in any discussions or negotiations in respect of any Acquisition Proposal or (B) furnish to any Third Party any information in connection with any Acquisition Proposal, (iii) enter into or adopt any letter of intent, heads of terms, memorandum of understanding or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (iv) recommend or approve or publicly propose to recommend, adopt or approve any Acquisition Proposal, (v) withdraw, or qualify, amend or modify in a manner adverse to Purchaser (or publicly propose to withdraw, or qualify, amend or modify in a manner adverse to Purchaser), the Company Board Recommendation, or resolve or agree to take any such action, including requesting that the Court does not sanction the Scheme of Arrangement, (vi) fail to include the Company Board Recommendation in the Scheme Circular, (vii) fail to publicly reaffirm the Company Board Recommendation within 10 Business Days after Purchaser so requests in writing (provided that (x) Purchaser may only make such request once per Acquisition Proposal and once if no Acquisition Proposal has been publicly disclosed and (y) Company shall not be required to do so to the extent it will contravene Applicable Law, including the fiduciary duties of the Company Board) or (viii) resolve or agree to do any of the foregoing (any of the foregoing clauses (iv)-(vii) or clause (viii) (to the extent relating to clauses (iv)-(vii), a “Company Adverse Recommendation Change”)); provided, that, anything to the contrary in this Agreement notwithstanding, Company or any of its Representatives may, in response to an Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request from a Third Party (1) seek to clarify the terms and conditions of such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request (including by requesting that an oral communication be made in writing), (2) inform such Third Party or its Representative of the restrictions imposed by the provisions of this Section 6.2 or (3) grant waivers, amendments or releases under any standstill restriction in effect on the date hereof to the extent necessary to allow such Third Party to make a confidential Acquisition Proposal, in the case of this clause (3), if the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law. Company shall, and shall cause its Subsidiaries to, and shall direct its and its Subsidiaries’ Representatives to, (x) promptly cease any and all existing discussions or negotiations, if any, with any Third Party ongoing as of the date of this Agreement with respect to any Acquisition Proposal and (y) promptly instruct any such Third Party in possession of confidential information about Company or any of its Subsidiaries that was furnished by or on behalf of Company in connection with such discussions or negotiations for such Third Parties and its Representatives to return or destroy all such information promptly after the date hereof in accordance with the relevant confidentiality agreement between Company and such Third Party.

(b)          The foregoing notwithstanding, if at any time prior to receipt of the Company Shareholder Approval (the “Company Approval Time”), the Company Board receives a bona fide written Acquisition Proposal made after the date of this Agreement that has not resulted from a Willful Breach of Section 6.2(a), the Company Board, directly or indirectly through its Representatives, may, if the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal is or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (A) engage in negotiations or discussions with such Third Party and its Representatives and financing sources and (B) furnish to such Third Party and its Representatives and financing sources information relating to Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided, that all such information (to the extent that such information is material and non-public and has not been previously provided or made available to Purchaser) is provided or made available to Purchaser, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party. An “Acceptable Confidentiality Agreement” means a confidentiality agreement (1) that (I) does not contain any provision that would prevent Company from complying with its obligation to provide disclosure to Purchaser pursuant to this Section 6.2 and (II) contains provisions that, in each case, are not materially less favorable to Company than those contained in the Confidentiality Agreement (provided that no such confidentiality agreement shall be required to contain any standstill or similar provisions) or (2) that is in effect as of the date of this Agreement.

(c)          To the extent permitted by Applicable Law, Company shall notify Purchaser as promptly as reasonably practicable (but in no event later than 24 hours) after receipt by Company or any of its Subsidiaries or, to the knowledge of Company, any of its or their external advisors of any bona fide Acquisition Proposal, which notice shall be provided in writing and shall identify the material terms and conditions of, any such Acquisition Proposal and the Person(s) making such proposal. Company shall thereafter (i) keep Purchaser reasonably informed, on a reasonably current basis, of any material developments or changes in the status and details (including any changes to the type and amount of consideration) of any such Acquisition Proposal and (ii) as promptly as reasonably practicable (but in no event later than 24 hours after receipt) provide to Purchaser unredacted copies of any written proposals, indications of interest, draft agreements and other written materials relating to the financial terms or other material terms and conditions of such Acquisition Proposal exchanged between Company or any of its Subsidiaries or Representatives and the Person(s) making such Acquisition Proposal or any of its Affiliates or its or their Representatives.

(d)          Anything in this Section 6.2 to the contrary notwithstanding, prior to the Company Approval Time, if the Company Board receives a bona fide written Acquisition Proposal made after the date of this Agreement that has not resulted from a Willful Breach of Section 6.2(a) and the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action in response to such Superior Proposal would be inconsistent with its fiduciary duties under Applicable Law, the Company Board (or any committee thereof) may, subject to compliance with this Section 6.2(d), (i) make a Company Adverse Recommendation Change or (ii) terminate this Agreement in accordance with Section 9.1(d)(ii); provided, that (A) Company shall first notify Purchaser in writing at least four Business Days before taking such action that Company intends to take such action, which notice shall include an unredacted copy of such proposal relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the Person(s) making any such Acquisition Proposal), (B) Company and its Representatives shall negotiate in good faith with Purchaser, and its Representatives during such four Business Day notice period, to the extent Purchaser affirmatively seeks to negotiate and make itself reasonably available to negotiate, to enable Purchaser to propose revisions to the terms of this Agreement, (C) upon the end of such notice period, the Company Board (or any committee thereof) shall have considered in good faith any revisions to the terms of this Agreement committed to in a binding written proposal by Purchaser and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Superior Proposal would nevertheless continue to constitute a Superior Proposal if such revisions proposed by Purchaser were to be given effect and that the failure to take such action in response to such Superior Proposal would continue to be inconsistent with its fiduciary duties under Applicable Law and (D) in the event of any change, from time to time, to any of the material financial terms or any other material terms of such Superior Proposal, Company shall, in each case, have delivered to Purchaser an additional notice consistent with that described in clause (A) of this proviso and a new notice period under clause (A) of this proviso shall commence each time, except each such notice period shall be two Business Days (instead of four Business Days), during which time Company shall be required to comply with the requirements of this Section 6.2(d) anew with respect to each such additional notice, including clauses (A) through (D) above of this proviso. In no event shall Company’s compliance with its obligations pursuant to this Section 6.2(d) constitute a Company Adverse Recommendation Change.

(e)          Anything in Section 6.2(a) to the contrary notwithstanding, at any time prior to Company Approval Time, the Company Board (or any committee thereof) may make a Company Adverse Recommendation Change of the type described in clauses (v), (vi), (vii) or (viii) (to the extent relating to the foregoing clauses (v), (vi) or (vii)) of the definition thereof in response to an Intervening Event if the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel that the failure to make such Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under Applicable Law; provided, that, prior to taking either such action (i) Company shall first notify Purchaser in writing at least four Business Days before taking such action that Company intends to take such action, which notice shall include a reasonably detailed description of such Intervening Event (including the facts and circumstances providing the basis for the determination by the Company Board (or any committee thereof) to effect such Company Adverse Recommendation Change), (ii) Company and its Representatives shall negotiate in good faith with Purchaser and its Representatives during such four Business Day period, to the extent Purchaser affirmatively seeks to negotiate and make itself reasonably available to negotiate, to enable Purchaser to propose revisions to the terms of this Agreement, (iii) Company and its Representatives shall provide to Purchaser and its Representatives all applicable information with respect to such Intervening Event reasonably requested by Purchaser to permit it to propose revisions to the terms of the Agreement, and (iv) upon the end of such notice period, the Company Board (or any committee thereof) shall have considered in good faith any such revisions to the terms of this Agreement committed to in a binding written proposal by Purchaser, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to make such Company Adverse Recommendation Change in response to such Intervening Event would continue to be inconsistent with its fiduciary duties under Applicable Law.

(f)          Nothing contained in this Section 6.2 shall prevent the Company Board (or any committee thereof) from (i) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act, (ii) making any required disclosure to the Company Shareholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (iii) making any “stop, look and listen” communication to Company Shareholders pursuant to Rule 14d-9(f) promulgated under the 1934 Act, or (iv) making honest and complete disclosure to the Court or SEC at the hearing to sanction the Scheme of Arrangement as required by Applicable Law, and none of the actions in the foregoing clauses (i) through (iv) shall, in and of itself, constitute a Company Adverse Recommendation Change.

Section 6.3          Transaction Litigation. Company shall promptly (and in any event, within two Business Days) notify Purchaser of any shareholder demands or Proceedings (including derivative claims) commenced against Company, its Subsidiaries and/or its or its Subsidiaries’ respective directors or officers relating to this Agreement or any of the transactions contemplated hereby (collectively, “Transaction Litigation”) and shall keep Purchaser informed on a reasonably current basis regarding any Transaction Litigation (including by promptly furnishing to Purchaser and its Representatives such information relating to such Transaction Litigation as may reasonably be requested by Purchaser and that would not reasonably be expected to result in the waiver of attorney client or other applicable legal privilege); provided, that Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to make appropriate substitute disclosure arrangements. Other than to the extent such Transaction Litigation relates to an Acquisition Proposal in respect of which Company determines Company and Purchaser have adverse interests, Company shall give Purchaser the opportunity to consult with it regarding the defense and settlement of any Transaction Litigation, shall consider in good faith Purchaser’s advice with respect to such Transaction Litigation and shall give Purchaser the opportunity to participate (at Purchaser’s expense) in (but not control) the defense or settlement of such Transaction Litigation.  Prior to the Effective Time, neither Company nor any of its Subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.4          Takeover Statutes. Company shall (a) take all action within its control necessary, if any, so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws or regulations, or any similar provision of the Company Organizational Documents is or becomes applicable to the Transaction or any of the other transactions contemplated hereby, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to the Transaction or any other transactions contemplated hereby, cooperate and grant such approvals and take such actions within its control as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby. Company shall not take (or omit to take) any action which would reasonably be expected to result in (i) the United Kingdom City Code on Takeovers and Mergers applying to Company, the Transaction or any other transactions contemplated by this Agreement or (ii) the Transaction or any other transactions contemplated by this Agreement becoming subject to the jurisdiction of the United Kingdom Panel on Takeovers and Mergers.

Section 6.5          Access to Information.

(a)          On reasonable notice, during normal business hours during the period from the date of this Agreement to the earlier of the Effective Time or the valid termination of this Agreement, Company shall, and shall cause its Subsidiaries to, afford to each member of the Purchaser Group and their Representatives reasonable access to Company’s and its Subsidiaries’ properties, offices, personnel, Contracts, books, and records all other information concerning its businesses, properties and personnel (other than any of the foregoing to the extent specifically related to the negotiation and execution of this Agreement, or, except as expressly provided in Section 6.2, to any Acquisition Proposal), in each case, as any member of the Purchaser Group or its relevant Representatives (as applicable) reasonably requests solely to the extent such request (i) is made in furtherance of the consummation of the transactions contemplated hereby or (ii) relates to Company’s communications with, or inquiries from, Company Regulatory Agencies, in each case in a manner so as to not unreasonably interfere with the normal business operations of Company or any of its Subsidiaries. During such period described in the immediately preceding sentence, on reasonable notice and subject to Applicable Law and during normal business hours, Company shall instruct its pertinent Representatives to reasonably cooperate with the Purchaser Group in their review of any such information provided or made available pursuant to the immediately preceding sentence.

(b)          Anything to the contrary in this Agreement notwithstanding:

(i)          Company and its Subsidiaries shall not be required to provide such access or disclosure of information if it (A) would, as reasonably determined based on the advice of outside counsel, jeopardize any attorney-client, attorney-work product or other similar privilege with respect to such information, (B) would contravene any Applicable Law or confidentiality agreement with a third party entered into prior to the date hereof or after the date hereof in the ordinary course of business, (C) would result in the disclosure of any valuations of Company in connection with the transactions contemplated by this Agreement or any other strategic alternatives or (D) would be for the purpose of disclosure of such information in any Proceeding between the Parties; provided, that, in the case of clauses (A) through (C), Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to make appropriate substitute disclosure arrangements;

(ii)          any physical access to the properties, offices, personnel or other information of Company and its Subsidiaries shall be subject to Company’s reasonable security measures and insurance requirements and may be limited to the extent Company in good faith determines, in light of COVID-19 or any COVID-19 Measures, that such access would reasonably be expected to jeopardize the health or safety of any employee of Company or its Subsidiaries (provided, that Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without jeopardizing the health and safety of such employees or violating such COVID-19 Measures);

(iii)          Purchaser shall not use any information obtained pursuant to this Section 6.5 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and the CVR Agreement; and

(iv)          nothing in this Section 6.5 shall be construed to require Company, any of its Subsidiaries or any of their Representatives to prepare any financial statements, projections, reports, analyses, appraisals or opinions that are not readily available or permit any invasive testing.

(c)          All information furnished pursuant to this Agreement shall be subject to the Confidentiality Agreement.

Section 6.6          Company Convertible Notes; Payoff Letters.

(a)          Company and Purchaser each acknowledge that the Transaction constitutes a Make-Whole Fundamental Change (as defined in the Indenture) and agree to treat, and to cause their respective Subsidiaries to treat, the Transaction as such for all purposes under the Indenture. At and prior to the Effective Time, Company shall, and shall cause its Subsidiaries to, comply in a timely manner with all of the provisions of the Indenture applicable to each of them as a result of the Transaction, including executing and delivering supplemental indentures to the Indenture in connection with the Transaction, the delivery, issuance or entry into any notices, certificates or other documents or instruments required to comply with the Indenture; provided, that (i) Company shall deliver a copy of any such supplemental indenture, notice, certificate or other document to Purchaser reasonably in advance of delivering or entering into such supplemental indenture, notice, certificate or other document and (ii) prior to the Effective Time, Company shall not amend, modify, supplement or terminate the Indenture, in each case, without the prior written consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed. The foregoing notwithstanding, nothing in this Section 6.6 shall require Company to (A) pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Indenture prior to the occurrence of the Effective Time (other than to the extent expressly required under the Indenture), (B) enter into or effect any settlement, termination, instrument or agreement, or agree to any settlement, termination or any other change or modification to any instrument or agreement, in each case with respect to the Indenture, that is effective prior to the occurrence of the Effective Time or (C) refrain from delivering, or delay the delivery of, any notice required by the terms of the Indenture. From and after the Effective Time, (1) Purchaser shall promptly comply with the terms of the Indenture, including paying or causing to be paid any amounts payable thereunder, (2) Purchaser and Company shall, and shall cause their applicable Subsidiaries, to calculate the Share Price (as defined in the Indenture) with regard to the Transaction by reference to the trading prices of the Company ADS on the Nasdaq Stock Market, assuming the Company ADS remain listed on the Nasdaq Stock Market during the applicable determination periods specified in the definition of the term Share Price, and (3) to the extent that any holder of convertible notes issued pursuant to the Indenture exercises its conversion rights under the Indenture, Purchaser shall, and shall cause Company and its applicable Subsidiaries to, settle such conversion solely in Company Ordinary Shares using Physical Settlement (as defined in the Indenture) (it being understood that, as a consequence thereof, such holder shall be entitled to receive the applicable Per Share Consideration under the articles of association of Company, as amended by the Company Shareholder Resolution, in lieu of receiving such Company Ordinary Shares). Purchaser and Company agree not to, and to cause their applicable Subsidiaries not to, exercise any rights under Section 4.03(B) of the Indenture to redeem or cause the redemption of all or any portion of the convertible notes issued pursuant to the Indenture prior to the earliest to occur of (1) the end of the Make-Whole Fundamental Change Conversion Period (as defined in the Indenture) with respect to the Transaction and (2) the End Date.

(b)          Company shall use commercially reasonable efforts to deliver to Purchaser customary payoff letters and lien termination documentation in respect of the Company Credit Agreement in connection with the Closing (it being understood that payoff letter and lien termination documentation may be subject to customary conditions and timing to effectiveness).

Section 6.7          Financing Assistance.

(a)          Subject to Applicable Law, prior to the Closing, Company shall, and shall cause its Subsidiaries to, and shall use their reasonable best efforts to cause its and their respective Representatives to, use its and their reasonable best efforts to provide such cooperation as may be reasonably requested by any member of the Purchaser Group to assist Purchaser in arranging, obtaining or syndicating third party debt financing (if any) of Purchaser or any wholly owned Subsidiary of Purchaser the proceeds of which are intended to be used to consummate the Transaction (the “Debt Financing”) provided that neither Company nor any of its Subsidiaries or their respective Representatives shall be required to (i) take any actions that are not customary for the acquired company to take in connection with financings of the type contemplated by Purchaser or otherwise reasonably requested by any Financing Party, (ii) prepare or provide any financial statements or other financial information other than financial statements or other financial information that are filed or required to be filed with the SEC (before giving effect to any grace periods, exemptive orders or other similar relief that would change the applicable due date) or to the extent such financial information is readily available to Company, (iii) provide any guarantees or grant any security interests on any of their equity interests or assets prior to the Effective Time, (iv) take any action that would reasonably be expected to give rise to a breach of any representation and warranty or covenant in this Agreement or failure of any closing condition set forth in Article VIII to be satisfied, (v) incur any expense or liability that is not promptly reimbursed by Purchaser upon written demand by Company and (vi) adopt resolutions or consents, or deliver any opinion of legal counsel, relating to the Debt Financing prior to the Effective Time.

(b)          All confidential information provided by Company, its Subsidiaries and its and their respective Representatives shall be kept confidential in accordance with the Confidentiality Agreement, except that Purchaser shall be permitted to disclose such information as applicable to any number of Financing Parties as would be reasonable and customary in connection with the Debt Financing; provided, that all confidential information shared with Financing Parties shall be kept confidential and otherwise treated in accordance with the Confidentiality Agreement. Purchaser shall indemnify and hold harmless Company and its Subsidiaries and its and their respective Representatives from and against any and all losses, claims, damages, liabilities, reasonable out-of-pocket costs, reasonable out-of-pocket attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof), including any VAT (but only to the extent that such VAT is not recoverable by the indemnified party or by an Affiliate of such party), suffered or incurred in connection with any action taken by Company, any of its Subsidiaries or any of its or their respective Representatives pursuant to this Section 6.7 (other than the use of any information provided by Company, any of its Subsidiaries or any of its or their respective Representatives in writing for use in connection with the Debt Financing) whether or not the Transaction is consummated or this Agreement is terminated, except in the event such losses, claims, damages, liabilities, reasonable out-of-pocket costs, reasonable out-of-pocket attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) and such VAT arise out of or result from the gross negligence or willful misconduct of Company or its Subsidiaries in fulfilling their obligations pursuant to this Section 6.7.

(c)          Anything to the contrary in this Agreement notwithstanding, the condition set forth in Section 8.2(a), as it applies to the obligations of Company under this Section 6.7, will be deemed to be satisfied unless the Debt Financing is not obtained and Company’s Willful Breach, if any, of its obligations under this Section 6.7 was the primary cause of the failure of the Debt Financing to be obtained.

ARTICLE VII

COVENANTS OF COMPANY AND PURCHASER

Section 7.1          Efforts, Filings, Consents and Approvals.

(a)          Subject to the terms and conditions of this Agreement, each of Company and Purchaser shall (and each shall cause its Subsidiaries to) use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Transaction and other transactions contemplated hereby as promptly as reasonably practicable, including (i) (A) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all Filings as are necessary, proper or advisable to consummate the Transaction and the other transactions contemplated hereby, (B) using reasonable best efforts to obtain, as promptly as practicable, and thereafter maintain, all Consents from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Transaction or other transactions contemplated hereby, and to comply with the terms and conditions of each such Consent (including (x) by supplying as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to the HSR Act, other applicable Antitrust Laws or any applicable Foreign Investment Law and (y) seeking the Consents from the Third Parties as described on Section 7.1(a) of the Company Disclosure Schedule), and (C) cooperating with the other Parties in their efforts to comply with their obligations under this Agreement, including in seeking to obtain as promptly as practicable any Consents necessary, proper or advisable to consummate the Transaction or the other transactions contemplated hereby and (ii) using reasonable best efforts to (A) defend any lawsuit or other legal Proceeding, whether judicial or administrative, brought by any Governmental Authority or Third Party challenging this Agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal consummation of the Transaction or any of the other transactions contemplated hereby and (B) contest any Order that enjoins, restrains, prevents, prohibits or makes illegal consummation of the Transaction or any of the other transactions contemplated hereby. This Section 7.1 shall not apply with respect to Filings with or the Consents of the Court to implement the Scheme of Arrangement, which shall be dealt with exclusively in accordance with Article III, or any Tax matters (or Filings in connection therewith), which shall be dealt with exclusively in accordance with Section 7.8 and (to the extent so dealt with therein) Section 10.5(b).

(b)          Except as otherwise required by Applicable Laws, Purchaser shall be solely responsible to determine the clearance strategy for obtaining required Consents of any Governmental Authority under applicable Antitrust Laws and any applicable Foreign Investment Laws with respect to the Transaction, including the (i) strategy for obtaining any necessary Consent of, for responding to any request from, inquiry or investigation by, and all meetings and communications (including any negotiations) with, any Governmental Authority that has authority to enforce any Antitrust Law or any applicable Foreign Investment Laws and (ii) defense and settlement of any Proceeding brought by or before any Governmental Authority that has authority to enforce any Antitrust Law or any applicable Foreign Investment Laws.  Purchaser shall promptly consult with Company in a reasonable manner and consider in good faith the views and comments of Company in connection with the foregoing; provided, that, in the event of disagreement on strategy, the determination of Purchaser shall be final so long as such determination is made in good faith consistent with its obligations hereunder (including under Section 7.1(d)). In furtherance and not in limitation of the foregoing, each of Company and Purchaser shall, and each shall cause its Subsidiaries to (x) make an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the Transaction as promptly as practicable, and in any event within 20 Business Days after the date of this Agreement (unless otherwise agreed in writing) and (y) as promptly as practicable following the date of this Agreement, and in any event within 25 Business Days after the date of this Agreement (unless otherwise agreed to in writing) make all other Filings with all Governmental Authorities that are necessary, proper or advisable under this Agreement or Applicable Law to consummate and make effective the Transaction and the other transactions contemplated hereby. In the event that Company or Purchaser receives a request for information or documentary material pursuant to the HSR Act or any other Antitrust Law (a “Second Request”), each shall, and shall cause its respective Subsidiaries to, use reasonable best efforts (and shall cooperate with each other) to submit an appropriate response to such Second Request as promptly as reasonably practicable, and to make available their respective Representatives to, on reasonable request, any Governmental Authority in connection with (i) the preparation of any Filing made by or on their behalf to any Governmental Authority in connection with the Transaction or any of the other transactions contemplated hereby or (ii) any Governmental Authority investigation, review or approval process. Neither Party, nor any of its Subsidiaries, shall extend any waiting period under the HSR Act (by pull and refile or otherwise) or enter into any agreement with the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other Governmental Authority not to consummate the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned). Each of Purchaser and Company will be responsible for the payment of one-half of the applicable fees associated with all Filings with Governmental Authorities pursuant to Antitrust Laws.

(c)          Subject to Applicable Laws relating to the sharing of information and the terms and conditions of the Confidentiality Agreement, each of Company and Purchaser shall, and each shall cause its Subsidiaries to, cooperate and consult with each other in connection with the making of all Filings pursuant to this Section 7.1, and shall keep each other apprised on a current basis of the status of matters relating to the completion of the Transaction and the other transactions contemplated hereby, including: (i) (A) as far in advance as practicable, notifying the other party of, and providing the other party with an opportunity to consult with respect to, any Filing or communication or inquiry it or any of its Affiliates intends to make with any Governmental Authority other than a Taxing Authority (or any communication or inquiry it or any of its Affiliates intends to make with any Third Party other than a Taxing Authority in connection therewith) relating to the matters that are the subject of this Agreement, (B) providing the other party and its counsel, prior to submitting any such Filing or making any such communication or inquiry, a reasonable opportunity to review, and considering in good faith the comments of the other party and such other party’s Representatives in connection with any such Filing, communication or inquiry, and (C) promptly following the submission of such Filing or making of such communication or inquiry, providing the other party with a copy of any such Filing, communication or inquiry, if in written form, or, if in oral form, a summary of such communication or inquiry; (ii) as promptly as practicable following receipt, furnishing the other party with a copy of any Filing or written communication or inquiry, or, if in oral form, a summary of any such communication or inquiry, it or any of its Affiliates receives from any Governmental Authority other than a Taxing Authority (or any communication or inquiry it receives from any Third Party in connection therewith) relating to matters that are the subject of this Agreement; and (iii) coordinating and reasonably cooperating with the other party in exchanging such information and providing such other assistance as the other party may reasonably request in connection with this Section 7.1. Company, Purchaser or their respective Representatives shall notify and consult with the other party in advance of any meeting or conference (including by telephone or videoconference) with any Governmental Authority other than a Taxing Authority, or any member of the staff of any such Governmental Authority, in respect of any Filing, Proceeding (including the settlement of any Proceeding) or other inquiry regarding the Transaction or any of the other transactions contemplated hereby and, to the extent not prohibited by such Governmental Authority, enable the other party to participate. Purchaser and Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Agreement as “outside counsel only”. Such materials and the information contained therein shall be given only to the outside legal counsel and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Company, as the case may be) or its legal counsel; provided, that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of Purchaser or Company, (ii) as necessary to comply with contractual obligations or Applicable Law and (iii) as necessary to avoid privilege waiver.

(d)          In furtherance of the foregoing, Purchaser shall, and shall cause its Subsidiaries to, take any and all actions necessary, proper or advisable to cause the expiration or termination of any waiting periods under any Antitrust Law or Foreign Investment Law applicable to the Transaction or the other transactions contemplated by this Agreement, and the receipt of all Consents under applicable Antitrust Laws and Foreign Investment Laws in respect of the Transaction and the other transactions contemplated by this Agreement, and to eliminate each and every impediment under any Antitrust Law or Foreign Investment Law that is asserted by any Governmental Authority and permit and cause the satisfaction of the conditions set forth in Section 8.1(c) (to the extent related to any Antitrust Law or Foreign Investment Law) and Section 8.1(d) as promptly as reasonably practicable and in any event such that the Scheme of Arrangement can be sanctioned by the Court at least three Business Days prior to the End Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, (i) the sale, license, assignment, transfer, divestiture, holding separate or other disposition of any assets, business or portion of business of Company, Purchaser or any Subsidiary thereof or (ii) any conduct of business restrictions, including the imposition of any restriction, requirement or limitation on the operation of the business or portion of the business of Company, Purchaser or any Subsidiary thereof; provided, however, that notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its respective Affiliates shall be required to, and Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of Purchaser, become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order, whether of the type referred to in clause (i) or (ii) above or otherwise (A) if relating to Purchaser or any of its Subsidiaries or any of their respective assets or businesses, that would, individually or in the aggregate, have a material adverse effect on Purchaser and its Subsidiaries (without giving effect to the Transaction), taken as a whole, or (B) if relating to Company or any of its Subsidiaries or any of their respective assets or businesses, that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Company and its Subsidiaries, taken as a whole; provided, further, that, if requested by Purchaser, Company or its Subsidiaries will become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order; provided, further, that in no event will Purchaser, Company or any of their respective Subsidiaries be required to effect any such requirement, condition, limitation, understanding, agreement or order that is not conditioned upon the Closing occurring.

(e)          Anything to the contrary in this Agreement notwithstanding, Purchaser shall not, and shall cause its Subsidiaries not to, directly or indirectly (whether by merger, consolidation, takeover offer, scheme of arrangement or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction or Contract with (or agree to acquire, purchase, lease or license or otherwise enter into a transaction or Contract with) any other Person (i) that has one or more products, whether marketed or in development, that compete, or if commercialized would compete, with one or more Company Products or (ii) if doing so would reasonably be expected to (A) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying the conditions set forth in Section 8.1(c) (to the extent related to any Antitrust Law or Foreign Investment Law) or the conditions set forth in Section 8.1(d); (B) materially increase the risk of any Governmental Authority entering an Order prohibiting or enjoining the consummation of the Transaction; or (C) otherwise prevent or materially delay the consummation of the Transaction or the performance of Purchaser’s obligations under the CVR Agreement.

(f)          Anything to the contrary in this Agreement notwithstanding, Company shall not, and shall cause its Subsidiaries not to, directly or indirectly (whether by merger, consolidation, takeover offer, scheme of arrangement or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction or Contract with (or agree to acquire, purchase, lease or license or otherwise enter into a transaction or Contract with) any other Person (i) that has one or more products, whether marketed or in development, that compete, or if commercialized would compete, with one or more products of Purchaser or (ii) if doing so would reasonably be expected to (A) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying the conditions set forth in Section 8.1(c) (to the extent related to any Antitrust Law or Foreign Investment Law) or the conditions set forth in Section 8.1(d); (B) materially increase the risk of any Governmental Authority entering an Order prohibiting or enjoining the consummation of the Transaction; or (C) otherwise prevent or materially delay the consummation of the Transaction.

Section 7.2          Employee Matters.

(a)          From the Closing Date through the 12 month anniversary of the Closing Date (the “Benefits Continuation Period”), Purchaser shall provide, or shall cause a Purchaser Subsidiary or Company to provide, to each individual who is employed by Company and its Subsidiaries immediately prior to the Effective Time, while such individual continues to be employed by Company, Purchaser or any of Purchaser’s Subsidiaries (including Subsidiaries of Company) during the Benefits Continuation Period (collectively, the “Affected Employees”) (i) an annual base salary or wage rate that is not less than the annual base salary or wage rate provided to such Affected Employee immediately prior to the Effective Time, (ii) short-term and long-term incentive compensation opportunities (including the value of equity or equity-based incentives, which value may be provided in the form of non-equity based incentives, but excluding any change in control, retention, sale bonus or other special or non-recurring plans, programs and arrangements) and other employee benefits (excluding any equity or equity-based compensation, change in control, retention, sale bonus or any special or non-recurring plans, programs and arrangements and any retiree or post-termination health or welfare benefits or defined benefit pension benefits) that are, in each case, substantially comparable in the aggregate to such incentive compensation opportunities and such employee benefits that were provided to such Affected Employee immediately prior to the Effective Time, which obligation may be satisfied with respect to any particular compensation or benefit through the maintenance of the Company Employee Plan that provides such compensation or benefits (e.g., commission plans). During the Benefits Continuation Period, Purchaser shall, or shall cause its Subsidiaries or Company to, provide severance benefits to any Affected Employee that are no less favorable than the severance benefits provided to similarly-situated employees of Purchaser or its Subsidiaries.

(b)          Purchaser shall, or shall cause a Purchaser Subsidiary or Company to, pay, in accordance with the terms of any Company Employee Plan or the relevant contract of employment, to each Affected Employee who participates in an annual incentive plan or similar incentive plan in respect of fiscal year in which the Closing occurs a cash bonus in respect of such fiscal year based on actual performance, prorated based on the number of calendar days elapsed during such fiscal year through the Closing Date, payable at the time such bonus would otherwise have been paid (or, if earlier, upon such service provider’s termination from service).

(c)          With respect to any employee benefit plan in which any Affected Employee first becomes eligible to participate on or after the Effective Time (the “New Company Plans”), Purchaser shall provide, or shall cause a Purchaser Subsidiary or Company to use its commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Affected Employee under any New Company Plan that is a health or welfare plan in which such Affected Employee may be eligible to participate after the Effective Time to the extent satisfied or waived under a comparable Company Employee Plan, (ii) recognize service of Affected Employees (to the extent credited by Company or its Subsidiaries in any comparable Company Employee Plan) accrued prior to the Effective Time for all purposes under (but not for the purposes of benefit accrual under any defined benefit pension plan) any New Company Plan in which such Affected Employees may be eligible to participate after the Effective Time, provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service, and (iii) if applicable, cause to be credited, in any New Company Plan that is a health or welfare plan in which Affected Employees participate, any deductibles or out-of-pocket expenses incurred by such Affected Employee and such Affected Employee’s beneficiaries and dependents during the portion of the calendar year in which such Affected Employee first becomes eligible for the New Company Plan that occurs prior to such Affected Employee’s commencement of participation in such New Company Plan with the objective that there be no double counting during the first year of eligibility of such deductibles or out-of-pocket expenses. To the extent applicable, upon any transition to New Company Plans or any employee benefit plans of Purchaser or any of its Affiliates that provide for severance benefits that are based on service credit, Affected Employees shall be credited with service accrued prior to the Effective Time for all relevant purposes under such plan(s).

(d)          Nothing contained in this Section 7.2 or elsewhere in this Agreement, express or implied (i) shall cause either Purchaser or any of its Affiliates, or Company, to be obligated to continue to employ any Person, including any Affected Employees, for any period of time following the Effective Time, (ii) shall prevent Company, Purchaser or its Affiliates from revising, amending or terminating any Company Employee Plan, any employee benefit plan of Purchaser or any of its Affiliates or any other employee benefit plan, program or policy in effect from time to time, (iii) shall be construed as an amendment of any Company Employee Plan, any employee benefit plan of Purchaser or any of its Affiliates or any other employee benefit plan, program or policy in effect from time to time, (iv) shall create any third-party beneficiary rights in any director, officer, employee or individual Person, including any present or former employee, officer, director or individual independent contractor of Company or any of its Subsidiaries (including any beneficiary or dependent of such individual) or (v) shall prejudice or limit the operation of any Applicable Laws or contractual obligations in relation to the terms and conditions of employment of the Affected Employees.

Section 7.3          Public Announcements. The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release to be in the form agreed on by Company and Purchaser prior to the execution of this Agreement. Following such initial press release, Purchaser and Company shall consult with each other before issuing any additional press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference, conference call or meeting before such consultation (and, to the extent applicable, shall provide copies of any such press release, statement or agreement to the other Party and shall consider in good faith the comments of the other Party); provided, that the restrictions set forth in this Section 7.3 shall not apply to any release or public statement (a) in connection with an Acquisition Proposal or a Company Adverse Recommendation Change and matters related thereto, (b) in connection with any dispute between the Parties regarding this Agreement, the Transaction or the other transactions contemplated hereby or (c) to the extent the information contained therein substantially reiterates (or is consistent with) previous releases, public disclosures or public statements made by Company and/or Purchaser in compliance with this Section 7.3.

Section 7.4          Director and Officer Liability.

(a)          Purchaser agrees that, to the fullest extent permitted under Applicable Law, all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing as at the date of this Agreement in favor of the current or former directors and officers of Company or its Subsidiaries as provided in their respective articles of association or other organizational documents or in any agreement or deed of indemnity shall survive the Transaction and shall continue in full force and effect in accordance with their terms. For a period of six years from the Effective Time, to the fullest extent permitted under Applicable Law, Purchaser shall cause Company and its Subsidiaries to maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the articles of association or similar organizational documents of Company and its Subsidiaries in effect as at the date of this Agreement or in any indemnification agreements of Company or its Subsidiaries with any of their respective current or former directors or officers in effect as at the date of this Agreement, and to the fullest extent permitted under Applicable Law shall not permit Company or any of its Subsidiaries to amend, repeal or otherwise modify any such provisions or any such indemnification agreements or the exculpation, indemnification or advancement of expenses provisions of the organizational documents of Company or its Subsidiaries in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors or officers of Company or any of its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the disposition of such Proceeding or resolution of such claim. Following the Closing Purchaser shall cause Company to comply with the terms of this Section 7.4(a).

(b)          Purchaser shall indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current or former director or officer of Company or any of its Subsidiaries or each person who has served as a manager, director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case to the fullest extent permitted under Applicable Law against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with Applicable Law and the Company Organizational Documents, as applicable, to repay such amounts if it is ultimately determined by a court that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (including, in each case, any VAT, but only to the extent that such VAT is not recoverable) in connection with any actual or threatened Proceeding, arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred at or before the Effective Time (including acts or omissions in connection with (x) such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of Company or (y) any of the transactions contemplated by this Agreement).

(c)          Company shall, prior to the Effective Time, purchase a six-year prepaid “tail policy” providing insurance coverage, benefits and terms no less favorable to the Indemnified Parties than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time; provided that in no event shall the cost of such policy exceed 300% of the last annual premium paid by Company prior to the date hereof in respect of its directors and officers insurance policy (the “Maximum Amount”) (it being understood and agreed that Company shall, if the quoted premium for the “tail policy” exceeds the Maximum Amount, purchase as much coverage as reasonably practicable for the Maximum Amount).

(d)          In the event that after the Effective Time (i) Purchaser, Company or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Purchaser or any of their respective successors or assigns dissolves Company, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser or Company, as applicable, shall assume all of the obligations thereof set forth in this Section 7.4.

(e)          The obligations of Purchaser under this Section 7.4 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 7.4 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 7.4 applies shall be third-party beneficiaries of this Section 7.4, and (ii) this Section 7.4 shall survive consummation of the Transaction and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Purchaser and its successors and assigns.

Section 7.5          Notices of Certain Events. Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Company, (i) of any notice or other communication received by such Party from any Governmental Authority or from any other Person alleging that the consent of such Person is or may be required in connection with the Transaction, the Scheme of Arrangement or the other transactions contemplated by this Agreement, if the failure of such Party to obtain such consent would reasonably expected to be material to Company or Purchaser, (ii) of any legal Proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries in connection with the Transaction, the Scheme of Arrangement, the CVR Agreement or the other transactions contemplated by this Agreement or (iii) the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VIII not being able to be satisfied prior to the End Date; provided, however, that the delivery of any notice pursuant to this Section 7.5 shall not cure any breach of any representation or warranty requiring disclosure of such matter in the Company Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VIII or give rise to any right to terminate under Article IX.

Section 7.6          Stock Exchange Delisting. Each of Company and Purchaser agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to delist each Company ADS from the Nasdaq and terminate its registration under the 1934 Act; provided, that such delisting and termination shall not be effective until the Effective Time.

Section 7.7          Switching. Purchaser may not elect to implement the acquisition of the entire issued share capital of Company as contemplated by this Agreement by means of a takeover offer within the meaning of Section 974 of the Companies Act at any time without Company’s prior written consent.

Section 7.8          Tax Matters.

(a)          Company and Purchaser shall (and shall, in the case of Company, procure that each of its Subsidiaries and its and their Representatives shall and, in the case of Purchaser, procure that any other member of the Purchaser Group and its and their respective Representatives shall) provide such assistance and information as such other Party may reasonably request in connection with any matters relating to Tax in respect of the transactions contemplated by this Agreement, including in respect of any Tax rulings, clearances or consents that any such Party may consider necessary or desirable in connection with the transactions contemplated by this Agreement (including in connection with any UK stamp duty or stamp duty reserve tax). Unless otherwise agreed between the Parties, Purchaser shall, as soon as reasonably practicable after the date hereof and in any event prior to the Closing, obtain confirmation from His Majesty’s Revenue & Customs that the Court Order shall not be subject to United Kingdom stamp duty or stamp duty reserve tax on the basis that the Court Order will not be the principal instrument of transfer (and in connection therewith, will provide an undertaking to His Majesty’s Revenue & Customs that Purchaser will pay all applicable UK stamp duty on the relevant instrument of transfer).

(b)          Except to the extent any portion of the Per Share CVR Consideration is required to be treated as imputed interest pursuant to Applicable Law, the Parties intend, for U.S. federal and applicable state and local income tax purposes to treat (i) any payments made with respect to the CVRs issued in exchange for the Scheme Shares or the Company ADSs (as applicable) pursuant to this Agreement as additional consideration for such Scheme Shares or Company ADSs and (ii) each of Milestone 1 and Milestone 2 (each, as defined in the CVR Agreement) as covered by separate CVRs.  Company and Purchaser shall report imputed interest on the CVRs as required by Applicable Law. The Parties further agree, for U.S. federal and applicable state and local income tax purposes, and otherwise to the extent consistent with Applicable Law, to treat the payments with respect to the CVRs received with respect to the Company Share Options, the Company RSUs and Company PSUs as compensation payments (subject to withholding Taxes to the extent required by Applicable Law) in the year in which the payment is made (and not to treat the receipt of any such CVR as a payment itself).  None of the Parties will take any position contrary to this Section 7.8(b) on any Tax Return or for other Tax purposes except as required by Applicable Law.

(c)          Except to the extent otherwise specified, and in particular except in connection with the Termination Fee (in respect of which the provisions of Sections 9.3(e)-(f) shall apply exclusively in relation to all matters relevant to VAT, and this Section 7.8(c) shall not apply), all sums payable pursuant to this Agreement shall be exclusive of any VAT.

(d)          To the extent requested by Company prior to the Effective Time, Purchaser and Company shall engage in good faith discussions to mutually agree on amendments to the form of CVR Agreement in the manner provided in Section 7.8(d) of the Company Disclosure Schedule.

ARTICLE VIII

CONDITIONS TO THE TRANSACTION

Section 8.1          Conditions to the Obligations of Each Party. The obligations of Company and Purchaser to consummate the Transaction are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver) of the following conditions:

(a)          the Company Shareholder Approvals shall have been obtained;

(b)          the Scheme of Arrangement shall have been sanctioned by the Court;

(c)          (i) no Order shall have been issued by any court or other Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction and (ii) no Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that remains in effect and prohibits or makes illegal consummation of the Transaction; and

(d)          any applicable waiting period under the HSR Act shall have expired or been terminated and any applicable waiting period or other required Consent under the other Regulatory Laws of the jurisdictions set forth on Section 8.1(d) of the Company Disclosure Schedule relating to the Transaction shall have expired, been terminated or been obtained, as applicable.

Section 8.2          Conditions to the Obligations of Purchaser . The obligations of Purchaser to consummate the Transaction are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Purchaser) of the following further conditions:

(a)          Company shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing;

(b)          (i) the representations and warranties of Company contained in Section 4.1 (other than the last sentence thereof), Section 4.2, Section 4.5(c), Section 4.24, Section 4.25 and Section 4.26 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of Company contained in Section 4.5(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies measured relative to the total capitalization of Company; (iii) the representations and warranties of Company contained in Section 4.9(a)(ii) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iv) the other representations and warranties of Company contained in Article IV (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c)          no Material Adverse Effect shall have occurred since the date of this Agreement and be continuing; and

(d)          Purchaser shall have received a certificate from an executive officer of Company confirming the satisfaction of the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

Section 8.3          Conditions to the Obligations of Company. The obligation of Company to consummate the Transaction is subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Company) of the following further conditions:

(a)          Purchaser shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing;

(b)          the representations and warranties of Purchaser contained in Article V (disregarding all qualifications and exceptions contained therein relating to materiality or Purchaser Material Adverse Effect) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect;

(c)          Company shall have received a certificate from an executive officer of Purchaser confirming, on behalf of Purchaser, the satisfaction of the conditions set forth in Section 8.3(a) and Section 8.3(b); and

(d)          Purchaser and the Rights Agent shall have duly authorized, executed and delivered the CVR Agreement and delivered satisfactory evidence thereof to Company.

ARTICLE IX

TERMINATION

Section 9.1          Termination. This Agreement may be terminated and the Transaction and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time (notwithstanding receipt of the Company Shareholder Approvals):

(a)          by mutual written agreement of Company and Purchaser;

(b)          by either Company or Purchaser if:

(i)          the Transaction has not been consummated on or before 11:59 p.m. London time on July 31, 2023 (the “End Date”); provided, that if on such date any of the conditions set forth in Section 8.1(c) (if the Order or Applicable Law relates to Regulatory Laws) or Section 8.1(d) shall not have been satisfied, but all other conditions set forth in Article VIII have been satisfied or (to the extent permitted by Applicable Law) waived (other than (1) those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being able to be satisfied or having been waived and (2) the condition set forth in Section 8.1(b)), then the End Date shall be automatically extended to October 31, 2023; provided further, the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party whose breach of any provision of this Agreement has been a primary cause of, or resulted in, the failure of the Transaction to be consummated by the End Date;

(ii)          a court or other Governmental Authority of competent jurisdiction shall have issued an Order that permanently enjoins, prevents or prohibits the consummation of the Transaction and such Order shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any Party (A) whose breach of any provision of this Agreement has been a primary cause of, or resulted in, such Order or (B) that failed to comply, in any material respects, with its obligations under this Agreement to prevent the entry of or remove such Order;

(iii)          if the Scheme Meeting or the Company GM (including, in each case, any postponements or adjournments thereof) shall have been completed and any Company Shareholder Approval actually voted on at such meeting shall not have been obtained;

(iv)          if the Court declines or refuses to sanction the Scheme of Arrangement; provided that if an appeal has been submitted by Company in respect of any such decline or refusal, the right to terminate the Agreement pursuant to this Section 9.1(b)(iv) may not be exercised until such appeal has been denied in a final determination; or

(c)          by Purchaser:

(i)          if a Company Adverse Recommendation Change shall have occurred;

(ii)          if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Company within the earlier of (x) 30 days following written notice to Company from Purchaser of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 9.1(c)(ii) if Purchaser is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Purchaser would cause any condition set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied; or

(d)          by Company:

(i)          if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser set forth in this Agreement shall have occurred that would cause any condition set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Purchaser within the earlier of (x) 30 days following written notice to Purchaser from Company of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 9.1(d)(i) if Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Company would cause any condition set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied; or

(ii)          prior to the Company Approval Time, if (A) the Company Board (or any committee thereof) shall have authorized the termination of this Agreement in accordance in all material respects with the terms set forth in Section 6.2(d) in order to enter into a definitive agreement providing for a Superior Proposal and (B) substantially concurrently with such termination, Company enters into such definitive agreement; provided that, at or prior to, and as a condition to the effectiveness of, such termination, Company pays (or causes to be paid) Purchaser the Termination Fee pursuant to Section 9.3(a).

Section 9.2          Notice and Effect of Termination. The Party desiring to terminate this Agreement pursuant to Section 9.1 (other than pursuant to Section 9.1(a)) shall give written notice of such termination to the other Parties, which notice shall specify the relevant section and subsection of this Agreement pursuant to which such termination is made. If this Agreement is validly terminated pursuant to Section 9.1, this Agreement shall become void and of no effect without liability of any Party (or any of its Affiliates or its or their respective shareholders or Representatives) to the other Parties, except as provided in Section 9.3; provided, that, subject to Section 9.3(c), neither Purchaser nor Company shall be released from any liabilities or damages arising out of any Fraud by such Party or a Willful Breach of this Agreement by such Party. The provisions of Section 4.30, Section 5.10, Section 6.6(a), Section 6.7(b), Section 7.4, this Section 9.2, Section 9.3, Article X (other than Section 10.12, except to the extent that Section 10.12 relates to the specific performance of the provisions of this Agreement that survive termination) and Annex A (to the extent related to the foregoing) shall survive any termination of this Agreement pursuant to Section 9.1. In addition, the termination of this Agreement shall not affect the respective obligations of Company and Purchaser under the Confidentiality Agreement.

Section 9.3          Termination Payment; Expense Reimbursement.

(a)          (i)          If this Agreement is terminated pursuant to (A) Section 9.1(c)(i) (Company Adverse Recommendation Change) or (B) Section 9.1(d)(ii) (Superior Proposal), or

(ii)         if this Agreement is terminated by Purchaser or Company pursuant to Section 9.1(b)(iii) (No Company Shareholder Approval) or by Purchaser pursuant to Section 9.1(c)(ii) (Material Breach); provided, that in the case of this clause (ii), (A) a bona fide Acquisition Proposal from a Third Party shall have been publicly announced or made publicly known after the date of this Agreement and shall not have been publicly withdrawn without qualification at least five Business Days prior to the Company GM and the Scheme Meeting and (B) within 12 months of the date this Agreement is so terminated, (1) Company enters into a definitive agreement providing for an Acquisition Proposal with a Third Party (which transaction is ultimately consummated, regardless of whether such consummation is within such 12 month period), or (2) a transaction representing an Acquisition Proposal with a Third Party is consummated; provided, that for purposes of this Section 9.3(a)(ii), all references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”, then, in either the case of clause (i) or clause (ii) of this Section 9.3(a), Company shall pay, or cause to be paid, to Purchaser, in cash, a payment in an amount equal to $14,000,000 (the “Termination Fee”) (x) in the case of Section 9.3(a)(i), substantially concurrently with the termination of this Agreement in the case of a termination by Company or as promptly as practicable (and, in any event, within two Business Days following such termination) in the case of a termination by Purchaser and (y) in the case of Section 9.3(a)(ii), at or prior to the consummation of the transaction representing an Acquisition Proposal referred to therein.

(b)          Any payment of the Termination Fee shall be made by wire transfer of immediately available funds (in U.S. dollars) to an account designated in writing by Purchaser.

(c)          The parties agree and understand that in no event shall Company be required to pay the Termination Fee or the Company Expense Reimbursement on more than one occasion. The Parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated hereby, that, without these agreements, the Parties would not enter into this Agreement and that any amounts payable pursuant to this Section 9.3 do not constitute a penalty and that Company will not be entitled to argue that the Termination Fee is unenforceable or should be reduced in any manner. Accordingly, if Company fails to promptly pay any Termination Fee due pursuant to this Section 9.3, Company shall also pay any reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket legal fees and expenses) incurred by Purchaser in connection with a legal action to enforce this Agreement that results in a judgment for such amount against Company. Any Termination Fee not paid when due pursuant to this Section 9.3 shall bear interest from the date such amount is due until the date paid at an annual rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment. Other than in the case of Fraud, the amounts payable by Company pursuant to Section 9.3(a), together with any amounts payable pursuant to this Section 9.3(c), Section 9.3(e) or Section 9.3(g), shall constitute liquidated damages and shall be the sole and exclusive monetary remedy of Purchaser and its Affiliates and their respective Representatives, in the event of a termination of this Agreement in connection with which the Termination Fee or a Company Expense Reimbursement is payable by Company pursuant to Section 9.3(a) or Section 9.3(g), as applicable, and the Termination Fee or Company Expense Reimbursement, as applicable, and any such additional amounts payable pursuant to this Section 9.3(c) and Section 9.3(e) are actually paid to Purchaser, for any and all losses and damages suffered as a result of the failure of the transactions contemplated hereby to be consummated or for any breaches or failures to perform by Company of its covenants and agreements hereunder.

(d)          The Parties intend that any payment of any Termination Fee, being compensatory in nature, shall not be treated (in whole or in part) as consideration for a supply for the purposes of VAT and, accordingly, the Parties shall, and shall procure that the representative member of any VAT group of which it is a member shall, use reasonable best efforts to secure that the Termination Fee will not be subject to any VAT.

(e)          If a Taxing Authority (or, following an appeal to a court or tribunal, such court or tribunal) finally determines that any payment of the Termination Fee constitutes all or part of the consideration for a supply made for VAT purposes in respect of which either (A) Purchaser (or the representative member of the VAT group of which it is a member) is liable to account for VAT or (B) Company (or the representative member of the VAT group of which it is a member) is liable to account for VAT under the reverse charge mechanism, then:

(i)           in the case of Section 9.3(e)(A), to the extent that such VAT is recoverable by Company (or the representative member of the VAT group of which it is a member) by way of repayment or credit as input tax, the amount of the sum payable by Company pursuant to this Section 9.3 shall be increased to such amount so that the amount of the sum (including any amount in respect of VAT), less the amount of such repayment or credit in respect of input tax, equals the amount of the sum had no such VAT arisen; and

(ii)           in the case of Section 9.3(e)(B), to the extent that any VAT chargeable on the supply is not recoverable by Company (or the representative member of the VAT group of which it is a member) by way of repayment or credit as input tax, the amount of the sum payable by Company to Purchaser pursuant to this Section 9.3 shall be reduced to such amount so that the aggregate of the sum (as so reduced) and such irrecoverable reverse charge VAT equals the amount of the sum had no such irrecoverable reverse charge VAT arisen.

(f)          Any adjusting payment as may be required between the Parties to give effect to Section 9.3(e) shall be made fifteen Business Days after the date on which the determination by the Taxing Authority (or court or tribunal, following an appeal) has been communicated to the relevant Party (together with such other evidence as it is reasonable in the circumstances to provide and the provision of a valid VAT invoice where appropriate) or, if later, five Business Days (y) in the case of Section 9.3(e)(A) (where relevant VAT is recoverable by Company) after the date on which such VAT is so recovered or (z) in the case of Section 9.3(e)(B) before the date on which the irrecoverable VAT is required to be accounted for by Company. Company shall (or shall procure that the representative member of the VAT group of which it is a member shall) use its reasonable best efforts to obtain any available repayment or credit in respect of VAT (as referred to in this Section 9.3).

(g)          In the event that this Agreement is terminated by Purchaser pursuant to Section 9.1(c)(ii) (Material Breach), then Company shall pay (or cause to be paid) to Purchaser by wire transfer of immediately available funds (in U.S. dollars) to an account designated in writing by Purchaser an amount equal to all of the reasonable, documented, out-of-pocket expenses actually incurred by Purchaser in connection with this Agreement and the Transaction (including in each case any VAT on such expenses, but only to the extent such VAT is not recoverable) (such amount, the “Company Expense Reimbursement”) up to a maximum amount of $10,000,000. Purchaser shall send Company a written notice within two Business Days of such termination specifying the amount of the Company Expense Reimbursement calculated in accordance with the immediately preceding sentence, including reasonable supporting detail therefor.  Company shall pay or cause to be paid to Purchaser the Company Expense Reimbursement within two Business Days of Purchaser duly delivering such notice in accordance with the immediately preceding sentence. To the extent the Company Expense Reimbursement is paid by Company to Purchaser, such amount paid shall be deducted from the amount of any Termination Fee owed or payable.

(h)          In the event that this Agreement is terminated by Company pursuant to Section 9.1(d)(i) (Material Breach), then Purchaser shall pay (or cause to be paid) to Company by wire transfer of immediately available funds (in U.S. dollars) to an account designated in writing by Company an amount equal to all of the reasonable, documented, out-of-pocket expenses actually incurred by Company in connection with this Agreement and the Transaction (including in each case any VAT on such expenses, but only to the extent such VAT is not recoverable) (such amount, the “Purchaser Expense Reimbursement”) up to a maximum amount of $10,000,000 (it being understood that any amounts otherwise reimbursable by Purchaser pursuant to Section 6.7(b) shall not count towards such limitation). Company shall send Purchaser a written notice within two Business Days of such termination specifying the amount of the Purchaser Expense Reimbursement calculated in accordance with the immediately preceding sentence, including reasonable supporting detail therefor.  Purchaser shall pay or cause to be paid to Company the Purchaser Expense Reimbursement within two Business Days of Company duly delivering such notice in accordance with the immediately preceding sentence. To the extent the Purchaser Expense Reimbursement is paid by Purchaser to Company, such amount shall be deducted from the amount of any damages awarded to Company by any court of competent jurisdiction; provided, that the payment of the Purchaser Expense Reimbursement shall not limit Company’s ability to seek damages from Purchaser pursuant to the first sentence of Section 9.2.

ARTICLE X

MISCELLANEOUS

Section 10.1          Notices. All notices, requests and other communications to any Party hereunder shall be in writing sent via email or transmitted by national overnight courier, and shall be given,

If to Company, to:

Amryt Pharma plc
45 Mespil Road,
Dublin 4 Ireland
Attention:     Rory Nealon and John McEvoy
Email:             *************************
*************************

with a copy to (which shall not constitute notice):

Cooley LLP
55 Hudson Yards
New York, NY 10001 USA
Attention:     William Sorabella
Claire Keast-Butler
William Roegge
Email:             *************************
*************************
*************************

If to Purchaser or, following the Closing, Company, to:

Chiesi Farmaceutici S.p.A.
Via Palermo 26/A
Parma, 43122
Italy
Attention:     Marco Vecchia
Giacomo Chiesi
Email:            *************************
*************************

with a copy to (which shall not constitute notice):

Dechert LLP
Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036
Attention:      Alain Decombe
 David Rosenthal
 Michael Darby
Email:            *************************
 *************************
                       *************************

or to such other email address as such Party may hereafter specify for the purpose by like notice to the other Parties. All such notices, requests and other communications shall be deemed received (i) with respect to email, on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto from the required recipient thereof) and (ii) with respect to courier, upon receipt of proof of delivery, in each case to the required recipient as set forth above, if such dispatch is made by 5:00 p.m. London time on a Business Day or, if made after 5:00 p.m. London time on a Business Day, such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

Section 10.2          No Survival. The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for any covenant or agreement that by its terms is to be performed in whole or in part after the Effective Time.

Section 10.3          Amendments and Waivers.

(a)          Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that after the Company Shareholder Approvals have been obtained, there shall be no amendment or waiver that would require the further approval of the Company Shareholders under Applicable Law without such approval having first been obtained. Notwithstanding the foregoing, Section 6.6(a), Section 9.2, this Section 10.3(a) and Section 10.5 (and the related definitions in this Agreement used therein) shall not be amended or waived in any manner that adversely affects the rights of the holders of the convertible notes issued pursuant to the Indenture without the prior written consent of the required aggregate principal amount of such convertible notes required to make such amendment or waiver under the terms of the Indenture.

(b)          No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 10.4          Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, except that all United Kingdom stamp duty and stamp duty reserve tax that is payable in connection with the transfer of the Scheme Shares in connection with this Agreement (and any other similar or equivalent transfer taxes or duties payable in any other jurisdiction pursuant to the transactions contemplated by this Agreement), including, for the avoidance of doubt, in connection with the Court Order and any instrument of transfer executed in connection with or pursuant to the Court Order (“Transfer Taxes”) shall be borne by Purchaser, and Purchaser shall, at its own expense, pay such Transfer Taxes and file all necessary documentation with respect to all such Transfer Taxes as soon as reasonably practicable.

Section 10.5          Third-Party Beneficiaries; Benefit; Assignment.

(a)          Except as provided in this Section 10.5(a) or in Section 7.4 (and, following the Effective Time, the right of Company Shareholders and holders of Company Share Options, Company RSUs or Company PSUs to receive the applicable amounts payable to them under Article II, which such Persons shall be specifically permitted to enforce), nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder; provided that, the Parties acknowledge and agree that, following the termination of this Agreement, Company (and not any Company Shareholder) may seek damages on behalf of the Company Shareholders, which may include damages based on a decrease in share or Company ADS value or lost premium to the extent that recovery of damages is otherwise permitted by this Agreement. Notwithstanding the foregoing, holders of the convertible notes issued pursuant to the Indenture shall be express third-party beneficiaries of, and specifically permitted to enforce, the provisions of Section 6.6(a) (other than the second sentence thereof), Section 9.2 (solely to the extent related to Section 6.6(a)), this Section 10.5(a) and the last sentence of Section 10.3(a).

(b)          No Party may assign, delegate or otherwise directly or indirectly transfer any of its rights or obligations under this Agreement without the prior written consent of each of the other Parties.

Section 10.6          Governing Law. This Agreement, and all disputes, claims, actions, suits or proceedings based upon, arising out of or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state or jurisdiction; provided, that (a) the Scheme of Arrangement and (b) the interpretation of the duties of directors of Company shall in each case of the foregoing clauses (a)-(b) be governed by, and construed in accordance with, the laws of England and Wales.

Section 10.7          Jurisdiction/Venue. Each of the Parties irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder brought by the other Parties or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by Applicable Law, each of the Parties hereby consents to the service of process in accordance with Section 10.1 in any action relating to this Agreement or any of the transactions contemplated by this Agreement; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law. Without prejudice to any other permitted mode of service, each of the Parties irrevocably agrees that service of any claim form, notice or other document for the purpose of this Agreement shall be duly served upon it if delivered by hand or sent, postage pre-paid, by registered, certified or express mail or overnight courier service to (x) in the case of Company, Amryt Pharmaceuticals Inc., 160 Federal Street, 21st floor Boston, MA 02110, Attention: Christopher Liptrot and (y) in the case of Purchaser, Chiesi USA, Inc., 175 Regency Woods Pl, Suite 600, Cary, NC 27518, Attention: Legal Department. Notwithstanding the foregoing in this Section 10.7, the Scheme of Arrangement shall be subject to the jurisdiction of the Court and any appellate courts therefrom, and not that of the above named courts.

Section 10.8          WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8.

Section 10.9          Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Parties, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 10.10          Entire Agreement. This Agreement, the Support Agreements, the CVR Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter thereof and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter thereof (including, for the avoidance of doubt, the Exclusivity Agreement, which will terminate pursuant to its terms).

Section 10.11          Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.12          Specific Performance. The Parties’ rights in this Section 10.12 are an integral part of the transactions contemplated by this Agreement. The Parties acknowledge and agree that irreparable harm would occur and that the Parties would not have any adequate remedy at law (a) for any breach of any of the provisions of this Agreement or (b) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement (this being in addition to any other remedy to which they are entitled under this Agreement or under Applicable Law), without proof of actual damages, and each Party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. Nothing contained in this Section 10.12 shall require any Party to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 10.12 before exercising any termination right under Section 9.1 (or pursuing the Termination Fee or damages), nor shall the commencement of any Proceeding pursuant to this Section 10.12 or anything contained in this Section 10.12 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.1 or pursue any other remedies under this Agreement that may be available then or thereafter. In the event that, prior to the End Date, any Party brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.

Section 10.13          Interpretation.

(a)          The following rules of interpretation shall apply to this Agreement: (i) the words “hereof”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (iv) all Exhibits and schedules annexed to this Agreement or referred to in this Agreement, including the Company Disclosure Schedule and the Purchaser Disclosure Schedule, are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any capitalized term used in any Exhibit or schedules annexed to this Agreement, including the Company Disclosure Schedule or the Purchaser Disclosure Schedule, but not otherwise defined therein shall have the meaning set forth in this Agreement; (vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (vii) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (viii) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (ix) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder; (x) references to any Person include the successors and permitted assigns of that Person; (xi) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xii) references to “dollars” and “$” means U.S. dollars; (xiii) the term “made available” and words of similar import mean that the relevant documents, instruments or materials were (A) posted and made available to Purchaser on the applicable due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis) or provided via email or in person, in each case, prior to the execution and delivery of this Agreement (including materials provided to outside counsel); or (B) filed or furnished to the SEC prior to the date of this Agreement; (xiv) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”; (xv) the Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement, (xvi) references to Company Shareholders or other holders of Company Ordinary Shares shall be deemed to include holders of any Company ADS unless the context otherwise requires (it being understood, for the avoidance of doubt, that Company ADSs are not themselves being acquired under the Scheme of Arrangement and do not constitute Scheme Shares); and (xvii) the terms “or”, “any” and “either” are not exclusive.

(b)          The inclusion of any information in the Company Disclosure Schedule or Purchaser Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, that such information is required to be listed in the Company Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, that such items are material to Company and its Subsidiaries, taken as a whole, or Purchaser and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Material Adverse Effect or a Purchaser Material Adverse Effect. The headings, if any, of the individual sections of each of the Purchaser Disclosure Schedule and the Company Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Schedule and Purchaser Disclosure Schedule are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, as an exception to a particular representation or warranty, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Schedule or Purchaser Disclosure Schedule with respect to such other representations or warranties or an appropriate cross reference thereto.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Chiesi Farmaceutici S.p.A.

By:	/s/ Marco Vecchia
Name:	Marco Vecchia
Title:	Chief Executive Officer

[Signature Page to Transaction Agreement]

Amryt Pharma plc

By:	/s/ Rory P. Nealon
Name:	Rory P. Nealon
Title:	Chief Financial Officer

[Signature Page to Transaction Agreement]

Annex A

DEFINITIONS

As used in this Agreement, the following terms have the following meanings:

“1933 Act” means the U.S. Securities Act of 1933.

“1934 Act” means the U.S. Securities Exchange Act of 1934.

“Acquisition Proposal” means any indication of interest, proposal or offer from any Person (or Persons acting in concert) or Group, other than any member of the Purchaser Group, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Company or any of its Subsidiaries (including securities of Subsidiaries) equal to more than 20% of the consolidated assets of Company and its Subsidiaries, taken as a whole, or to which more than 20% of the revenues or earnings of Company and its Subsidiaries, taken as a whole, on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition (whether by issuance or transfer and whether in a single transaction or a series of related transactions) of more than 20% of the outstanding voting or equity securities of Company, including Company ADSs (whether by voting power or number of shares), (iii) takeover offer, tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning more than 20% of the outstanding voting or equity securities of Company, including Company ADSs (whether by voting power or number of shares), or (iv) merger, consolidation, share exchange, scheme of arrangement, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving Company or any of its Subsidiaries pursuant to which persons other than the shareholders of Company immediately preceding such transaction would hold more than 20% of the voting or equity securities in Company (including Company ADSs) or, as applicable, in such surviving, resulting or ultimate parent entity as a result of such transaction (in each case whether by voting power or number of shares).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Antitrust Laws” means the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or regulating foreign investment.

“Applicable Law” means, with respect to any Person, any federal, state, foreign national or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement.

“Balance Sheet Date” means September 30, 2022.

“Bribery Legislation” means all Applicable Laws relating to the prevention of bribery, corruption and money laundering, including the FCPA, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, the United Kingdom Bribery Act 2010 and the United Kingdom Proceeds of Crime Act 2002 and the Irish Criminal Justice (Corruption Offences) Act 2018.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, Dublin, Ireland or London, England are authorized or required by Applicable Law to close.

“Chiasma” means Chiasma, Inc., a Delaware corporation and wholly owned Subsidiary of Company.

“Code” means the U.S. Internal Revenue Code of 1986.

“Companies Act” means the United Kingdom Companies Act 2006 and any statutory instruments made under it, and every statutory modification or re-enactment thereof for the time being in force.

“Company ADS” means an American depositary share representing, as of the date hereof, a beneficial ownership interest in five (5) Company Ordinary Shares on deposit with the Depositary (or a Depositary Custodian under the Deposit Agreement), subject to the terms and conditions of the Deposit Agreement.

“Company Balance Sheet” means the unaudited condensed consolidated statement of financial position of Company and its Subsidiaries as of September 30, 2022, and the footnotes to such statement, in each case set forth in Company’s report for the fiscal quarter ended September 30, 2022 as filed with the SEC on Form 6-K on November 3, 2022.

“Company Credit Agreement” means the credit agreement, dated as of February 18, 2022, by and among Company, Amryt Pharmaceuticals, Inc., Amryt Pharma Holdings Limited, Ares Capital Corporation, ACF Finco I LP, and the lenders from time to time party thereto, as amended, amended and restated, supplemented or otherwise modified.

“Company Disclosure Schedule” means the Company Disclosure Schedule delivered to Purchaser on the date of this Agreement.

“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) Company Equity Plans, Non-U.S. Plans, compensation, bonus, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case, plan policy or arrangements whether or not written, whether funded or unfunded, whether or not sponsored or maintained in the United States (A) that is sponsored, maintained, administered, contributed to or entered into by, or that is required to be sponsored, maintained, administered, contributed to by Company or any of its Affiliates for the benefit of any Relevant Service Provider or any of their respective dependents or beneficiaries or (B) for which Company or any of its Subsidiaries has or could reasonably be expected to have any direct or indirect or contingent liability and, in each case, other than any arrangement sponsored or maintained by a Governmental Authority, to which contributions are required by Applicable Law.

“Company Equity Plans” means the Amryt Pharma plc Equity Incentive Plan including the Sub-Plans for US and Israeli Participants (adopted on September 23, 2019 and amended on May 18, 2020, August 3, 2021 and November 2, 2021), the Chiasma, Inc. 2015 Stock Option and Incentive Plan with Israeli Addendum (adopted by Chiasma, Inc. on June 30, 2015 and assumed by Company on August 3, 2021); the Chiasma, Inc. 2008 Stock Incentive Plan with Sub-Plan for Participants in Israel (adopted by Chiasma, Inc. and assumed by Company on August 3, 2021), each as amended and /or amended and restated from time to time; and the Chiasma, Inc. non-plan Inducement Non-Qualified Stock Option Agreement.

“Company GM” means the general meeting of the Company Shareholders (and any adjournment or postponement thereof) to be convened in connection with the Scheme of Arrangement in order to vote on the Company Shareholder Resolution, expected to be held as soon as the preceding Scheme Meeting shall have been concluded (it being understood that if the Scheme Meeting is adjourned or postponed, the Company GM shall be correspondingly adjourned or postponed).

“Company Intellectual Property” means the Intellectual Property Rights owned or purported to be owned by Company or its Subsidiaries.

“Company Ordinary Shares” means the ordinary shares in the capital of Company, each with a par value £0.06 per share (which, for the avoidance of doubt, shall include ordinary shares in the capital of Company held by the Depositary (or a Depositary Custodian) under the Deposit Agreement and underlying the Company ADSs).

“Company Product” means each product or product candidate that is being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of Company or any of its Subsidiaries.

“Company PSUs” means performance restricted stock units granted under any of the Company Equity Plans.

“Company RSUs” means restricted stock units granted under any of the Company Equity Plans.

“Company Share Option” means any option to acquire Company Ordinary Shares or Company ADSs outstanding under the Company Equity Plans, including, for the avoidance of doubt, market priced options.

“Company Shareholder” means a holder of Company Ordinary Shares from time to time (being, for the avoidance of doubt, a registered holder of Company Ordinary Shares as shown from time to time on Company’s register of members).

“Company Shareholder Approvals” means (i) the approval of the Scheme of Arrangement by a majority in number representing not less than three-fourths (75%) in value of the members or class of members (as the case may be) present and voting either in person or by proxy at the Scheme Meeting and (ii) the passing of the Company Shareholder Resolution by members representing not less than three-fourths (75%) of the total voting rights of eligible members present and voting either in person or by proxy at the Company GM.

“Company Shareholder Meetings” means the Scheme Meeting and the Company GM.

“Company Shareholder Resolution” means the special resolution to amend the Company Organizational Documents and approve such other matters as may be necessary to facilitate the implementation of the Transaction and/or the Scheme of Arrangement, substantially in the form set out in Annex C with or subject to any modification or addition which Purchaser and Company may mutually agree.

“Confidentiality Agreement” means the confidentiality letter agreement dated as of September 23, 2022 between Purchaser and Company.

“Consent” means any consent, approval, waiver, license, permit, variance, certificate, registration, exemption, franchise, clearance, authorization, acknowledgment, Order or other confirmation.

“Contract” means any contract, agreement, obligation, understanding or instrument, lease, license, concession, franchise, note, option, bond, mortgage, indenture, trust document, loan, insurance policy or other legally binding commitment or undertaking of any nature; provided, that “Contracts” shall not include any Company Employee Plan.

“Court” means the High Court of Justice of England and Wales.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof (including any subsequent waves or outbreaks thereof).

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, rules, regulations, directives, guidelines or recommendations promulgated by any Governmental Authority of competent jurisdiction, including the U.S. Centers for Disease Control and Prevention, the United Kingdom National Health Service and the World Health Organization in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act and the Families First Act.

“CVR” means the Milestone 1 CVR and Milestone 2 CVR, as applicable.

“Deposit Agreement” means the amended and restated deposit agreement, dated as of July 8, 2020 by and among Company, the Depositary and all holders and beneficial owners of the Company ADSs issued thereunder, as such agreement is amended, modified or supplemented from time to time.

“Depositary” means Citibank, N.A., or such other entity as may from time to time act as the “Depositary” (as such term is defined in the Deposit Agreement).

“Depositary Shares” means those Scheme Shares in respect of which the registered holder (as shown in the register of members of Company) is the Depositary or a Depositary Custodian holding those Scheme Shares for the Depositary in accordance with the Deposit Agreement.

“Environmental Law” means any Applicable Law (a) regulating or relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or the health of persons, including protection of the health and safety of employees (as such relates to exposure to hazardous or toxic substances, materials or wastes, pollutants or contaminants) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, packaging, production, Release or disposal of toxic or hazardous substances, materials or wastes, pollutants or contaminants or (b) imposing liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect.

“Environmental Permits” means all Company Permits required by Environmental Law of Company or any of its Subsidiaries for the operation of its respective businesses or the ownership, operation or lease of its real property, including the Real Properties.

“Equity Securities” means, with respect to any Person, (i) any shares in the share capital or other equity securities of, or other membership, partnership or other ownership interest in, such Person, including American Depositary Shares, (ii) any securities of such Person convertible into or exchangeable for shares in the share capital or other equity securities of, or other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any share capital or other equity securities of, or other membership, partnership or other ownership interests in, or securities convertible into or exchangeable for share capital or other equity securities of, or other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries, or (iv) any restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital or other equity securities of, other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Exclusivity Agreement” means the Exclusivity Agreement, dated as of December 24, 2022, by and between Company and Purchaser.

“FCPA” means the Foreign Corrupt Practices Act of 1977.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing, including as the case may be, for the avoidance of doubt, pre-notification to competition authorities.

“Financing Parties” means the entities that have committed or will commit to provide or otherwise enter into agreements in connection with the Debt Financing in connection with the consummation of the transactions contemplated hereby, and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Purchaser nor any Affiliate of Purchaser shall be a Financing Party.

“Foreign Investment Law” means any Applicable Laws, including any state, national or multi-jurisdictional laws, that are designed or intended to prohibit, restrict or regulate actions by Persons to acquire interests in or control over domestic equities, securities, entities, assets, land or interests to address national security or public order or similar policy goals.

“Fraud” means intentional common law fraud under the Laws of the State of Delaware with respect to the representations and warranties set forth in this Agreement.

“Governmental Authority” means any national, transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal.

“Group” means a “group” as defined in Section 13(d) of the 1934 Act.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified or that is otherwise regulated by any Governmental Authority with jurisdiction over the environment as hazardous, toxic, radioactive, dangerous, harmful or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law, including petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation, per- or polyfluoroalkyl substances or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” means, with respect to any Person, (a) all obligations for borrowed money, whether current, short-term or long-term and whether secured or unsecured; (b) all obligations evidenced by bonds, debentures, notes or similar instruments, including any lability in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock; (c) all indebtedness of others secured by any Lien on owned or acquired property, whether or not the indebtedness secured thereby has been assumed; (d) all finance and capital lease obligations and all synthetic lease obligations; (e) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments whether or not drawn; (f) all obligations under securitization transactions; (g) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business); (h) all obligations, contingent or otherwise, in respect of bankers’ acceptances, whether or not drawn; (i) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); and (j) guarantees in respect of Indebtedness described in clauses (a) through (n), including guarantees of another person’s Indebtedness or any obligation of another person which is secured by assets of Company or any of its Subsidiaries.

“Indenture” means the indenture, dated as of September 24, 2019, by and among Company, the guarantors party thereto and Glas Trust Company LLC, as trustee, relating to Company’s outstanding convertible senior notes due 2025, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Intellectual Property Rights” means any and all common law or statutory rights anywhere in the world arising under or associated with: (i) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions (“Patents”); (ii) trademarks, service marks, trade dress, trade names, logos, and other designations or indicia of origin (“Marks”); (iii) domain names and social media handles; (iv) copyrights and any other equivalent rights in works of authorship (whether or not registerable, including rights in software as a work of authorship) (“Copyrights”); (v) trade secrets and industrial secret rights in confidential or proprietary business or technical information, including know-how, formulations, formulae, technical, research, clinical and other data, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”); and (vi) other similar or equivalent intellectual property or proprietary rights anywhere in the world.

“Intervening Event” means any Effect that (a) is material to Company and its Subsidiaries (taken as a whole) that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement), (b) does not result from a breach of this Agreement by Company, (c) does not relate to clearance of the Transaction or the expiration or termination of any waiting period under the Antitrust Laws, (d) does not relate to changes in the Company ADS price, in and of itself, (e) does not relate to the fact that, in and of itself, Company exceeds any internal or published projections, estimates or expectations of Company’s revenue, earnings or other financial performance or results of operations for any period (provided, the underlying cause of clause (d) or (e) may constitute an Intervening Event to the extent not otherwise excluded by this definition), (f) does not relate to (1) the results of, or any data derived from, any pre-clinical or clinical testing being conducted by or on behalf of Company or any of its Subsidiaries or any of their respective collaboration partners or any announcement relating thereto, (2) any action or announcement by any Governmental Authority that relates to any of the assets or programs of Company or its Subsidiaries or (3) any other regulatory, preclinical, clinical or manufacturing events, occurrences, circumstances, changes, effects or developments relating to any Company Product and (g) does not relate to or involve any Acquisition Proposal or any inquiry or communications relating thereto.

“Irish Company PSUs” means Company PSUs which are held by holders subject to Taxes in the Republic of Ireland as determined by the Company.

“Irish Company RSUs” means Company RSUs which are held by holders subject to Taxes in the Republic of Ireland as determined by the Company.

“Irish Company Share Options” means Company Share Options with an exercise price (expressed on a per share or per Company ADS basis, as applicable) that is lower than the Per Share Cash Consideration or the Per ADS Cash Consideration, as applicable which are held by holders subject to Taxes in the Republic of Ireland as determined by the Company.

“knowledge” means (i) with respect to Company, the knowledge of those individuals set forth in Section 1.1(a) of the Company Disclosure Schedule and (ii) with respect to Purchaser, the knowledge of those individuals set forth in Section 1.1(a) of the Purchaser Disclosure Schedule, in each case, after reasonable inquiry to the direct report of such individual with primary responsibility for the relevant matter.

“Licensed Intellectual Property” means any and all Intellectual Property Rights owned by a Third Party and licensed (including sublicensed) or otherwise granted to Company of any of its Subsidiaries.

“Lien” means, with respect to any share, security, property or asset (as applicable), any mortgage, lien, pledge, charge, security interest, hypothecation, right of preemption, right of first refusal, contract for sale, easement, right of way, encroachment, occupancy right, community property interest or restriction of any nature or other encumbrance, whether voluntarily incurred or arising by operation of Applicable Law.

“Material Adverse Effect” means any event, change, effect, circumstance, fact, development or occurrence (each, an “Effect”) that has a material adverse effect on the business, operations or financial condition of Company and its Subsidiaries, taken as a whole; provided, that no Effect to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Material Adverse Effect or shall be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect: (i) any changes in economic conditions in the United States or any other country or jurisdiction(s) or other general business, financial or market conditions, (ii) any changes in conditions generally affecting the industry in which Company or any of its Subsidiaries operate, (iii) fluctuations in the value of any currency, (iv) regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets (including changes in interest or inflation rates), in each case in the United States or any other country or jurisdiction, (v) any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law of or by any Governmental Authority or any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations, (vi) any changes or prospective changes in IFRS (or authoritative interpretations thereof), (vii) geopolitical conditions, the outbreak or escalation of hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of the foregoing, (viii) any epidemic, pandemic (including COVID-19), any hurricane, earthquake, flood, calamity or other natural disasters, acts of God, any change resulting from weather conditions or any other force majeure event (or any worsening of any of the foregoing), (ix) any decline, in and of itself, in the market price or trading volume of the Company ADSs or any other outstanding security or debt obligation of Company (provided, that any Effects giving rise to or contributing to such decline that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (x) any failure, in and of itself, by Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that any Effects giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (xi) the execution and delivery of this Agreement, the public announcement (including any leaks or unintentional announcements) or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Transaction), the taking of any action (or omitting to take any action) required by this Agreement, or the identity of, or any facts or circumstances relating to, Purchaser or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Company or any of its Subsidiaries with Governmental Authorities, customers, suppliers, partners, distributors, payors, officers, employees or other material business relations (provided that this clause (xi) shall not apply with respect to the representations and warranties in Section 4.1, 4.3 and 4.4 or with respect to the condition to Closing contained in Section 8.2(b), to the extent it relates to such representations and warranties), (xii) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to this Agreement or the transactions contemplated hereby (including the Transaction), (xiii) the availability or cost of financing to Purchaser or any of its Subsidiaries or any breach by Purchaser of this Agreement or (xiv) with respect to any Company Product, in each case, to the extent not involving any wrongdoing by Company or its Subsidiaries (A) any rejection or refusal of, any request to refile or any delay in obtaining or making any regulatory application or filing or any adverse finding from a dispute resolution process with any Governmental Authority, (B) any pre-clinical or clinical studies, tests or results or announcements thereof, (C) any decision or action by any Governmental Authority (or other payor) with respect to pricing and/or reimbursement, (D) any delay, hold or termination of any clinical trial or any delay, hold or termination of any planned application for marketing approval or (E) other than with respect to Company Products that have received marketing approval, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse effects, adverse events or safety observations, but excluding in the case of this clause (xiv) side effects, adverse effects, adverse events or safety observations events that result in a broad based product recall of, or withdrawal from the market of, any Company Product, except that the matters referred to in clauses (i) through (viii) may be taken into account (to the extent not excluded by another clause of this definition) to the extent that the impact of any such Effect on Company and its Subsidiaries, taken as a whole, is materially and disproportionately adverse relative to the impact of such Effect on companies operating in the industry in which Company and its Subsidiaries operate, and then solely to the extent of such disproportionate impact.

“Milestone 1 CVR” means a contractual contingent value right representing the right to receive a contingent payment equal to $0.20 with respect to the achievement of Milestone 1 pursuant to and as defined in the CVR Agreement.

“Milestone 2 CVR” means a contractual contingent value right representing the right to receive a contingent payment equal to $0.30 with respect to the achievement of Milestone 2 pursuant to and as defined in the CVR Agreement.

“Orange Book” means the FDA’s Orange Book: Approved Drug Products with Therapeutic Equivalence Evaluations.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of Company’s and its Subsidiaries’ business.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means (i) any Liens for Taxes (A) not yet due and payable or (B) which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established to the extent required in accordance with IFRS, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising by operation of Applicable Law in the ordinary course of business for amounts not yet delinquent, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, in each case in the ordinary course of business, (iv) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not materially detract from the value or the use of the property subject thereto, (v) statutory landlords’ liens and liens granted to landlords under any lease, (vi) non-exclusive licenses granted under Intellectual Property Rights in the ordinary course of business, (vii) any purchase money security interests, equipment leases or similar financing arrangements, (viii) any Liens that do not secure a liquidated amount, have been incurred in the ordinary course of business and that would not individually or in the aggregate materially impact the business operations of the applicable Party, (ix) Liens that would be discharged or released at or prior to Closing or (x) any Liens which are disclosed on the Company Balance Sheet (in the case of Liens applicable to Company or any of its Subsidiaries) or the notes thereto or in Section 1.1(b) of the Company Disclosure Schedule.

“Person” means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality).

“Personal Data” means any and all information that can reasonably be used to identify an individual natural person or household, including information that identifies or could be used to identify, alone or in combination with other information, an individual natural person or an individual natural person’s device or browser, including name, physical address, telephone number, email address, financial account number, passwords or PINs, device identifier or unique identification number, government-issued identifier (including social security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations and marital or other status (to the extent any of these data elements can reasonably be associated with an individual natural person or household, or is linked to any such data element that can reasonably be associated with an individual natural person or household). Personal Data also includes any information defined as “personal data,” “personally identifiable information,” “personal information,” or “protected health information” under any Applicable Law, including any Privacy Legal Requirement or Privacy Commitment.

“Personal Data Breach” means any accidental or unlawful or unauthorized access to, acquisition of, disclosure, use, loss, denial or loss of use, alteration, destruction, compromise, or unauthorized processing of Personal Data, in the possession or control of the Company or any of its Subsidiaries, or any other act or omission that compromises the security, integrity, or confidentiality of Personal Data.

“Privacy Commitments” means (a) any contractual obligation to Third Parties with respect to Personal Data, (b) any legally binding commitment (including any legally binding privacy policy)  with respect to collection, processing, maintenance or transfer of Personal Data, and (c) rules of any applicable self-regulatory organizations in which the Company or any of its Subsidiaries is or has been a member or with which Company or any of its Subsidiaries represents that it will comply.

“Privacy Legal Requirement” means (a) all Applicable Laws that pertain to the security, privacy or the processing of Personal Data and data breach disclosure and notification, including, to the extent applicable, (i) HIPAA, (ii) the California Consumer Privacy Act, (iii) U.S. state data security laws and regulations such as the New York SHIELD Act, the Massachusetts Standards for the protection of personal information of residents of the Commonwealth, 201 CMR 17, all state data breach notification laws, and state biometric privacy laws, (iv) applicable requirements of comparable state and foreign Applicable Laws such as the EU Data Protection Directive 95/46/EC of 24 October 1995 (in respect of the period prior to 25 May 2018), the EU General Data Protection Regulation 2016/679/EU of April 27, 2016 and all corresponding member state legislation (in respect of the period on and from 25 May 2018), the EU ePrivacy Directive 2002/58/EC of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector as amended by Directive 2006/24/EC and Directive 2009/136/EC and the related implementing legislation of the EU Member States, (v) (in respect of the period on and from 25 May 2018) the United Kingdom’s Data Protection Act 2018 and (in respect of the period prior to 25 May 2018) the United Kingdom’s Data Protection Act 1998 and (vi) Section 5 of the Federal Trade Commission Act as it applies to the receipt, access, use, disclosure, and security of consumer Personal Data; (b) any applicable binding contracts, obligations, commitments or responsibilities to Third Parties related to privacy, data protection, process, transfer or security of Personal Data; and (c) all of Company’s and its Subsidiaries’ privacy policies, notices or other statements regarding Personal Data that are publicly posted or otherwise provided or made available to individuals whose Personal Data are processed.

“Proceeding” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings, in each case, by or before any Governmental Authority.

“Purchaser Disclosure Schedule” means the Purchaser Disclosure Schedule delivered to Company on the date of this Agreement.

“Purchaser Group” means Purchaser and other any direct or indirect Subsidiaries of Purchaser from time to time.

“Purchaser Material Adverse Effect” shall mean any Effect that would reasonably be expected to prevent, materially delay or materially impair the ability of Purchaser to perform its obligations under this Agreement or the CVR Agreement or consummate the Transaction or the other transactions contemplated hereby or by the CVR Agreement.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of September 24, 2019, by and among Company and the Shareholders (as defined therein).

“Release” means any spill, discharge, leaking, pouring, dumping or emptying, dumping, injection, deposit, disposal, dispersal, leaching or migration into or through the environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or any buildings, structures or equipment.

“Relevant Service Provider” means any current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries.

“Representatives” means, with respect to any Person, its officers, directors, employees, investment bankers, attorneys, accountants, auditors, consultants and other agents, advisors and representatives.

“Sanctioned Country” means any of the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea and Syria.

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions Laws, including the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including (i) any Person identified in any list of Sanctioned Persons maintained by (A) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security or the United States Department of State, (B) His Majesty’s Treasury of the United Kingdom, (C) any committee of the United Nations Security Council, or (D) the European Union, (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country and (iii) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii).

“Sanctions Laws” means all Applicable Laws concerning economic sanctions, including embargoes, export restrictions, import restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified Persons or countries or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Applicable Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Scheme Circular” means the circular to be issued by Company to the Company Shareholders setting out, amongst other things, the terms and conditions of the Transaction and containing the Scheme of Arrangement and the notice of the Scheme Meeting and the Company GM.

“Scheme Meeting” means such meeting(s) (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme of Arrangement.

“Scheme of Arrangement” means the proposed scheme of arrangement of Company under Part 26 of the Companies Act to effect the Transaction, substantially in the form set out in Annex B, with or subject to any modification, addition or condition which (a) Purchaser and Company mutually agree and which (if required) is approved by the Court or (b) is otherwise imposed by the Court and mutually acceptable to Purchaser and Company each acting reasonably and in good faith, in each case in accordance with the Companies Act and this Agreement.

“Scheme Shareholders” has the meaning given to it in the Scheme of Arrangement.

“Scheme Shares” has the meaning given to it in the Scheme of Arrangement.

“SEC” means the U.S. Securities and Exchange Commission.

“Specified Company Share Option” means those certain Company Share Options to acquire 5,148 Company ADSs at an exercise price per Company ADS of $14.68, granted on June 11, 2020 under the Company Equity Plans.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person. For purposes of this Agreement, a Subsidiary shall be considered a “wholly owned Subsidiary” of a Person as long as such Person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary.

“Superior Proposal” means any bona fide, written Acquisition Proposal made after the date of this Agreement by any Person (or Persons acting in concert) or Group (other than any member of the Purchaser Group) (with all references to “20%” in the definition of Acquisition Proposal being deemed to be references to “50%”) on terms that the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the Acquisition Proposal that the Company Board (or any committee thereof) considers to be appropriate (including the identity of the Person(s) making the Acquisition Proposal and the expected timing and likelihood of consummation, conditions to consummation and availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing)), is (A) more favorable from a financial point of view to Company Shareholders than the Transaction and (B) is reasonably capable of being completed on the terms proposed.

“Tax” means any and all U.S. federal, state, local, provincial and non-U.S. income, gross receipts, franchise, capital gains, sales, use, net worth, goods and services, ad valorem, property (real or personal), payroll, withholding, excise, transfer, social security, severance, employment, unemployment, disability, registration, estimated, alternative, add-on minimum, value added, stamp, occupation premium, capital stock, documentary, environmental, windfall or profits taxes, and any other taxes, assessments, levies, imposts, customs, duties or tariffs or other similar charges and fees in each case in the nature of a tax and imposed by any Taxing Authority, together with any interest and penalties, and additions to tax, in each case, imposed with respect thereto.

“Tax Return” means any report, return, document, form, application, certificate, election, statement, declaration or other information filed with or supplied to, or required to be filed with or supplied to, any Taxing Authority with respect to Taxes, including information returns, claims for refunds, and any documents with respect to or accompanying payments of estimated Taxes, and including any schedules or attachments thereto and any amendments thereof.

“Taxing Authority” means any Governmental Authority that has the power to impose, assess, determine, administer or collect any Taxes.

“Third Party” means any Person or Group, other than Company, Purchaser or any of their respective Subsidiaries or Representatives.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

“VAT” means (i) any value added tax imposed by the United Kingdom Value Added Tax Act 1994; and (ii) any other Tax of a similar nature, whether imposed pursuant to Council Directive 2006/112/EC in any member state of the European Union, or otherwise, or any similar or comparable Tax imposed elsewhere (including, for the avoidance of doubt, any sales, use, goods, services, turnover and consumption Taxes).

“Willful Breach” means a material breach of any covenant or agreement set forth in this Agreement that results from a deliberate act or failure to act by a Party that knows, or could reasonably be expected to have known, that the taking of such act or failure to act could result in a material breach of any such covenant or agreement.

Terms Defined Elsewhere. Each of the following terms is defined in the Section set forth opposite such term:

Defined Term	Paragraph
Acceptable Confidentiality Agreement	Section 6.2(b)
Affected Employees	Section 7.2(a)
Ancillary Scheme Documentation	Section 3.1(a)(i)
Bankruptcy and Equity Exceptions	Section 4.2(a)
Benefits Continuation Period	Section 4.2(a)
Capitalization Date	Section 4.5(a)
Closing	Section 1.2
Closing Date	Section 1.2
Company	Preamble
Company Adverse Recommendation Change	Section 6.2(a)
Company Approval Time	Section 6.2(b)
Company Board	Recitals
Company Board Recommendation	Section 4.2(b)
Company Expense Reimbursement	Section 9.3(g)
Company Material Contract	Section 4.15(a)
Company Organizational Documents	Section 4.1
Company Payment Fund	Section 2.1(b)
Company Permits	Section 4.12
Company Registered IP	Section 4.19(a)
Company Regulatory Agency	Section 4.14(a)
Company Regulatory Permits	Section 4.14(a)
Company SEC Documents	Section 4.7(a)
Counsel	Section 3.1(a)(vi)
Court Documentation	Section 3.1(a)(iv)
Court Order	Section 1.3
CVR Agreement	Recitals
Debt Financing	Section 6.7(a)
Depositary Custodian	Section 2.1(b)
Effective Time	Section 1.3
EMA	Section 4.14(d)
End Date	Section 9.1(b)(i)
FDA	Section 4.14(a)
FDCA	Section 4.14(a)

Defined Term	Paragraph
Forms of Proxy	Section 3.1(a)(i)
Indemnified Party	Section 7.4(b)
internal controls	Section 4.7(f)
Leases	Section 4.20
Maximum Amount	Section 7.4(c)
Moelis	Section 4.25
Nasdaq	Section 4.3
New Company Plans	Section 7.2(c)
Non-U.S. Plan	Section 4.17(i)
Option Exercise Documents	Section 2.3(b)
Parties	Preamble
Paying Agent	Section 2.1(b)
Per ADS Consideration	Recitals
Per ADS Consideration	Recitals
Per Share Cash Consideration	Recitals
Per Share Consideration	Recitals
Per Share CVR Consideration	Recitals
PHSA	Section 4.14(a)
Purchaser	Preamble
Purchaser Board	Recitals
Purchaser Expense Reimbursement	Section 9.3(h)
Real Properties	Section 4.20
Regulation S-K	Section 4.20
Regulatory Laws	Section 4.3
Rights Agent	Recitals
Second Request	Section 7.1(b)
Support Agreement	Recitals
Takeover Code	Recitals
Termination Fee	Section 9.3(a)(ii)
Transaction	Recitals
Transaction Documentation	Section 3.1(a)(ii)
Transaction Litigation	Section 6.3
Transfer Taxes	Section 10.4

Annex B

FORM OF SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE	CR - [2023] - [•][1][2]

BUSINESS AND PROPERTY COURTS

OF ENGLAND AND WALES

COMPANIES COURT (ChD)

IN THE MATTER OF AMRYT PHARMA PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

between

AMRYT PHARMA PLC

and

THE SCHEME SHAREHOLDERS

(as hereinafter defined)

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

“Acquisition” means the proposed acquisition by Purchaser of the entire issued and to be issued share capital of the Company;

“Applicable Law” means, with respect to any person, any federal, state, foreign, national or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such person, as the same may be amended from time to time;

“Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York, Dublin, Ireland or London, England are authorised or required by Applicable Law to close;

1 Note to draft: Settlement mechanics remain subject to review and revision including based on discussions with the Depositary and Paying Agent following signing of the Transaction Agreement.
2 Note to draft: Scheme to be updated to provide that where options are exercised after sanction by the Court but before the Scheme Record Time, the consideration may be paid through payroll and, if applicable, shall be subject to deduction of the exercise price, tax and any other required withholding in any jurisdiction, provided that the parties acknowledge and agree that, unless there is a change in Applicable Law after the date of the Transaction Agreement that requires such withholding, Applicable Law does not require that any employee employed under the laws of Ireland be subject to tax withholding with respect to their Company Share Options or that payments in respect of such Company Share Options be paid via payroll; accordingly, anything to the contrary in the Transaction Agreement, the CVR Agreement or this Scheme of Arrangement notwithstanding, any amounts payable to employees employed under the laws of Ireland in respect of Company Share Options in connection with the Transaction shall be paid through the Paying Agent and shall not be subject to Tax withholding unless there is a change in Applicable Law after the date of the Transaction Agreement that requires such withholding.

“Cash Consideration” has the meaning given to it in paragraph 2.1.1;

“certificated” or “in certificated form” means a share or security of the Company which is not in uncertificated form;

“Chiasma” means Chiasma, Inc., a Delaware corporation and wholly owned Subsidiary of the Company;

“Companies Act” means the Companies Act 2006;

“Company” means Amryt Pharma plc, a public limited company incorporated in England and Wales with registered number 12107859;

“Company ADSs” means American depositary shares, each of which represents, as at the date hereof, a beneficial ownership interest in five (5) Company Ordinary Shares on deposit with the Depositary (or its custodian or other nominee under the Deposit Agreement), subject to the terms and conditions of the Deposit Agreement, and “Company ADS” shall be construed accordingly;

“Company Equity Plans” means the Company Equity Incentive Plan including the Sub-Plan for US and Israeli Participants (adopted on September 23, 2019 and amended on May 18, 2020, August 3, 2021 and November 2, 2021), the Chiasma, Inc. 2015 Stock Option and Incentive Plan with Israeli Addendum (adopted by Chiasma, Inc. on June 30, 2015 and assumed by Company on August 3, 2021); the Chiasma, Inc. 2008 Stock Incentive Plan with Sub-Plan for Participants in Israel (adopted by Chiasma, Inc. and assumed by Company on August 3, 2021), each as amended and /or amended and restated from time to time; and the Chiasma, Inc. non-plan Inducement Non-Qualified Stock Option Agreement;

“Company Ordinary Shares” means the ordinary shares of nominal value £0.06 each in the capital of Company (which, for the avoidance of doubt, shall include the Depositary Shares);

“Company PSUs” means performance restricted stock units granted under any of the Company Equity Plans;

“Company RSUs” means restricted stock units granted under any of the Company Equity Plans;

“Company Share Option” means any option to acquire Company Ordinary Shares [or Company ADSs] outstanding under the Company Equity Plans including, for the avoidance of doubt, market priced options);

“Court” means the High Court of Justice of England and Wales;

“Court Order” means the order of the Court sanctioning this Scheme under section 899 of the Companies Act;

“CREST” means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the Relevant System of which Euroclear is the “Operator” (as such term is defined in the Regulations);

“CVR” means the Milestone 1 CVR and Milestone 2 CVR, as applicable;

“CVR Agreement” means the contingent value rights agreement dated [•] 2023 between Purchaser and the Rights Agent;

“CVR Consideration” has the meaning given to it in paragraph 2.1.2;

“CVR Register” means the register to be maintained by the Rights Agent pursuant to the terms of the CVR Agreement for the purpose of registering CVRs;

“Deposit Agreement” means the amended and restated deposit agreement, dated as of July 8, 2020 by and among Company, the Depositary and all holders and beneficial owners of the Company ADSs issued thereunder, as such agreement is amended, modified or supplemented from time to time;

“Depositary” means Citibank, N.A., or such other entity as may from time to time act as the “Depositary” (as such term is defined in the Deposit Agreement);

“Depositary Custodian” means to the extent that the Depositary is not itself the registered holder of the relevant Scheme Shares that are represented by the Company ADSs, whichever nominee, custodian or other entity is the Scheme Shareholder in respect of such Scheme Shares;

“Depositary Shareholder” has the meaning given to it in paragraph 6.1;

“Depositary Shares” means those Scheme Shares in respect of which the registered holder (as shown in the register of members of Company) is the Depositary or a Depositary Custodian holding those Scheme Shares for the Depositary in accordance with the Deposit Agreement;

“Effective Date” means the date on which this Scheme becomes effective in accordance with paragraph 10.1;

“Effective Time” means the time on the Effective Date at which this Scheme becomes effective in accordance with paragraph 10.1;

“Eligible Company ADS Holders” has the meaning given to it in paragraph 6.5;

“Euroclear” means Euroclear UK & International Limited, incorporated in England and Wales with registered number 02878738;

“Exchange Fund” has the meaning given to it in paragraph 5.3;

“Excluded Shares” means:

(i)	any Company Ordinary Shares which are registered in the name of or beneficially owned by Purchaser or by any member of the Purchaser Group or by any of their respective nominees; and

(ii)	any Company Ordinary Shares held in treasury;

“Governmental Authority” means any national, transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal;

“holder” means a registered holder and includes any person(s) entitled by transmission;

“Latest Practicable Date” means close of business on [•] 2023, being the latest practicable date prior to the date of this Scheme;

“Lien” means, with respect to any Scheme Share, any mortgage, lien, pledge, charge, security interest, hypothecation, right of pre-emption, right of first refusal, contract for sale or restriction of any nature or other encumbrance, whether voluntarily incurred or arising by operation of Applicable Law;

“Member” means a member of the Company on the register of members on any relevant date;

“Milestone 1 CVR” means a contractual contingent value right representing the right to receive a contingent payment with respect to the achievement of Milestone 1 pursuant to and as defined in the CVR Agreement.

“Milestone 2 CVR” means a contractual contingent value right representing the right to receive a contingent payment with respect to the achievement of Milestone 2 pursuant to and as defined in the CVR Agreement.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent);

“Paying Agent” means such entity as is appointed by Purchaser as paying agent prior to the Effective Date in accordance with the provisions of the Transaction Agreement;

“person” means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organisation, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality);

“Purchaser” means Chiesi Farmaceutici S.p.A.

“Purchaser Group” means Purchaser and any direct or indirect Subsidiary of Purchaser from time to time;

“Regulations” means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time;

“Relevant System” means any computer-based system, and procedures, which enable title to units of a share or security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters in accordance with the Regulations;

“Residual Shares” means the Scheme Shares excluding the Depositary Shares;

“Rights Agent” means [•];

“Scheme” means this scheme of arrangement in its present form or with or subject to any modification, addition or condition (i) as may be agreed between the Company and Purchaser and which (if required) is approved by the Court, or (ii) which is otherwise imposed by the Court and mutually acceptable to the Company and Purchaser, each acting reasonably and in good faith;

“Scheme Record Time” means 6.00 p.m. (London time) on the Business Day immediately prior to the Effective Date;

“Scheme Meeting” means such meeting(s) (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme of Arrangement;

“Scheme Shareholders” means the holders of Scheme Shares whose names appear in the register of Members of the Company at the Scheme Record Time;

“Scheme Shares” means the Company Ordinary Shares:

(i)          in issue at the date of this document;

(ii)	(if any) issued after the date of this document and prior to the Voting Record Time; and

(iii)
(if any) issued at or after the Voting Record Time and prior to the Scheme Record Time, either on terms that the original or any subsequent holders thereof shall be bound by this Scheme or in respect of which the holders thereof shall have agreed in writing to be bound by this Scheme;

in each case, remaining in issue at the Scheme Record Time but excluding any Excluded Shares;

“Subsidiary” means with respect to any person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such person (and a Subsidiary shall be considered a “wholly owned Subsidiary” of a person as long as such person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary), and “Subsidiaries” shall be construed accordingly;

“Transaction Agreement” means the transaction agreement by and between Purchaser and the Company dated as of 8 January 2023, agreeing to certain matters in connection with the Acquisition and the matters contemplated by this Scheme, as it may be amended from time to time;

“Transaction Deliverables” means the Cash Consideration and the CVR Consideration, as they may be adjusted in accordance with this Scheme;

“uncertificated” or “in uncertificated form” means any share or other security of the Company in respect of which title is evidenced and transferred by means of a Relevant System; and

“Voting Record Time” means 6.00 p.m. on the day which is two days before the date of the Scheme Meeting or, if the Scheme Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned meeting, in each case excluding any day that is not a business day.

(A)	“U.S. dollar” or “$” means the lawful currency of the United States of America.

(B)	“£” means the lawful currency of the United Kingdom.

(C)	References to paragraphs and sub-paragraphs are to paragraphs and sub-paragraphs of this Scheme.

(D)	As at the Latest Practicable Date, the issued share capital of the Company was [•] Company Ordinary Shares, all of which are credited as fully paid up and [none] [•] of which were held in treasury.

(E)
As at the Latest Practicable Date, there are outstanding and subsisting: (i) Company Share Options to acquire an aggregate of [•] Company ADSs and [•] Company Ordinary Shares; (ii) Company RSUs in respect of an aggregate of [•] Company ADSs and [•] Company Ordinary Shares; and (iii) Company PSUs in respect of, in the aggregate, up to [•] Company ADSs and up to [•] Company Ordinary Shares, in each case assuming maximum level performance achievement.

(F)	As at the date of this Scheme, no Company Ordinary Shares are registered in the name of or beneficially owned by Purchaser or any other member of the Purchaser Group.

(G)
Purchaser has agreed, subject to the terms of the Transaction Agreement, to appear by counsel at the hearing to sanction this Scheme and to be bound by, and to undertake to the Court to be bound by, the terms of this Scheme and to execute and do, or procure to be executed and done, all such documents, acts and things as may be necessary or desirable to be executed or done by them for the purposes of giving effect to this Scheme.

(H)	References to times are to the time in London (United Kingdom).

Scheme

1.	Transfer of the Scheme Shares
1.1          Upon and with effect from the Effective Time, Purchaser (or its nominee) shall, in accordance with paragraph 1.2, acquire all of the Scheme Shares fully paid, with full title guarantee, free from all Liens (other than transfer restrictions arising under applicable securities laws) and together with all rights at the Effective Time or thereafter attached or relating thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.

1.2          For the purposes of such acquisition:

1.2.1          the Scheme Shares shall be transferred to Purchaser (or its nominee) and such transfer shall be effected by means of a form of transfer or other instrument or instruction of transfer, including for the avoidance of doubt any stock transfer form or block transfer (or any number of the foregoing); and

1.2.2          to give effect to such transfer(s), any person may be appointed by Purchaser as attorney or agent and shall be authorised as such attorney or agent on behalf of each of the Scheme Shareholders concerned to execute and deliver as transferor such form(s) of transfer or other instrument(s) or instruction(s) of transfer of, or otherwise give any instruction(s) to transfer, the Scheme Shares and every form, instrument or instruction of transfer so executed or instruction so given shall be as effective as if it had been executed or given by the holder or holders of the Scheme Shares thereby transferred. Each such form of transfer or other instrument or instruction shall be deemed to be the principal instrument of transfer of the relevant Scheme Shares and the equitable or beneficial interest in the Scheme Shares shall only be transferred together with the legal interest in such Scheme Shares, pursuant to such form, instruction or instrument of transfer.

1.3          From the Effective Time and pending the transfer of the Scheme Shares pursuant to paragraphs 1.1 and 1.2, each Scheme Shareholder:

1.3.1          irrevocably appoints Purchaser (and/or each of its agents and directors) as its attorney and/or agent:

1.3.1.1          to exercise or direct the exercise of (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to the Scheme Shares and any or all other rights and privileges attaching to the Scheme Shares (including the right to requisition the convening of a general meeting of the Company or of any class of its shareholders); and

1.3.1.2          to sign on behalf of such Scheme Shareholder such documents, and to do such things, as may, in the opinion of Purchaser and/or each of its agents and directors (in each case acting reasonably), be necessary or desirable in connection with the exercise of any voting rights and any or all rights and privileges attaching to such Scheme Shares (including, without limitation, any consent to short notice of a general or separate class meeting or form of proxy or forms of proxy in respect of such Scheme Shares appointing any person nominated by Purchaser to attend general and separate class meetings of the Company);

1.3.2          authorises the Company and/or its agents to send to Purchaser any notice, circular, warrant or other document or communication which may be required to be sent to them as a Member (including any share certificate(s) or other document(s) of title issued as a result of any conversion of their Scheme Shares into certificated form); and

1.3.3          agrees not to exercise any votes or any other rights attaching to the relevant Scheme Shares without the consent of Purchaser, and irrevocably undertakes not to appoint a proxy or representative for or to attend any general meeting or separate class meeting of the Company.

1.4          The authorities granted by each Scheme Shareholder pursuant to paragraph 1.2 and paragraph 1.3 shall be treated for all purposes as having been granted by deed.

1.5          The Company shall, subject to the stamping of any relevant forms of transfer or instruments or instructions of transfer, including for the avoidance of doubt any stock transfer form or block transfer, register, or procure the registration of, any transfer(s) of shares effected in accordance with paragraphs 1.1 and 1.2.

2.	Transaction Deliverables for the Scheme Shares
2.1          Subject to and in exchange for the transfer of the Scheme Shares as provided in paragraphs 1.1 and 1.2, as soon as reasonably practicable following the Effective Time Purchaser shall, subject as hereinafter provided:

2.1.1          pay, or procure that there shall be paid, a cash amount to or for the account of each Scheme Shareholder of $2.90 (two dollars and ninety cents), without interest, for each Scheme Share held by that Scheme Shareholder (the “Cash Consideration”); and

2.1.2          enter into or procure the entry into by Purchaser of the CVR Agreement such that each Scheme Shareholder shall become entitled thereunder to one Milestone 1 CVR and one Milestone 2 CVR for each Scheme Share held by that Scheme Shareholder, in each case on and subject to the terms of the CVR Agreement (such CVRs, the “CVR Consideration”).

2.2          If, between the date of the Transaction Agreement and the Effective Time, the outstanding Company Ordinary Shares shall have been changed to, or exchanged for, a different number or class of shares or securities by reason of any share dividend, bonus issue, scrip dividend, subdivision, reorganisation, merger, consolidation, reclassification, redesignation, recapitalisation, share split, reverse share split, combination or exchange of shares, or a share or scrip dividend shall be declared with a record date within such period, or any similar event shall have occurred, then the amount of the Cash Consideration and/ or CVR Consideration shall be appropriately adjusted in accordance with the provisions of the Transaction Agreement to provide to Purchaser and the Scheme Shareholders the same economic effect as contemplated by the Transaction Agreement prior to such event.

2.3          The CVRs will constitute direct unsecured obligations of Purchaser and shall rank pari passu with one another and pari passu with all other unsecured obligations of Purchaser. The CVRs will not represent any equity or ownership interest in Purchaser.

2.4          The CVRs will not be represented by any certificate or other evidence of title.

3.	Share certificates
3.1          With effect from and as of the Effective Time, all certificates representing Scheme Shares in certificated form shall cease to have effect as documents of title to the Scheme Shares comprised therein and each Scheme Shareholder shall be bound, at the request of Purchaser, to deliver up the same to Purchaser or to any person appointed by Purchaser to receive the same or, as Purchaser may direct, to destroy the same.

3.2          With effect from and as of the Effective Time, the Company shall procure that Euroclear shall be instructed to cancel the entitlements of Scheme Shareholders to Scheme Shares in uncertificated form and, following such cancellation, the Company’s registrars shall be authorised to rematerialise entitlements to such Scheme Shares.

4.	Appointment of Paying Agent
Prior to the Effective Time, Purchaser shall appoint the Paying Agent to effect the technical implementation of the settlement of the Cash Consideration to (i) all Scheme Shareholders other than the Depositary Shareholder, and (ii) at Purchaser’s option, the Depositary Shareholder.

5.	Settlement of Transaction Deliverables in relation to Residual Shares

5.1          This paragraph 5 shall only apply in relation to the settlement of Transaction Deliverables in respect of Residual Shares to Scheme Shareholders other than the Depositary Shareholder.

5.2          At or as promptly as practicable following the Effective Time, Purchaser shall procure the deposit with the Paying Agent, for the benefit of the Scheme Shareholders (other than the Depositary Shareholder), of cash in an amount equal to the aggregate amount of Cash Consideration less the Cash Consideration due to the Depositary Shareholder.

5.3          All cash deposited with the Paying Agent pursuant to paragraph 5.2 for the benefit of Scheme Shareholders (other than the Depositary Shareholder) shall hereinafter be referred to as the “Exchange Fund”, provided that, to the extent that Purchaser elects to utilise the Paying Agent for the delivery and/or payment of the Transaction Deliverables (other than the CVR Consideration) to the Depositary Shareholder pursuant to paragraph 6.2, such Transaction Deliverables (other than the CVR Consideration) will also form part of the Exchange Fund.

5.4          In respect of the settlement of the Cash Consideration pursuant to this paragraph 5, Purchaser shall cause the Paying Agent to, as soon as practicable after the Effective Date, and in any event not later than 14 days after the Effective Date:

5.4.1          in the case of Residual Shares which at the Scheme Record Time are in certificated form either despatch or procure to be despatched to each person entitled thereto payment by way of cheque in accordance with the provisions of paragraph 5.8 for or, in the event such person entitled has provided electronic wiring instructions prior to the date of settlement of the Cash Consideration, facilitate  payment by bank transfer in accordance with the provisions of paragraph 5.8 of (i) the aggregate Cash Consideration payable to that person pursuant to paragraph 2.1.1 (rounded up or down to the nearest U.S. cent),; and

5.4.2          in the case of Residual Shares which at the Scheme Record Time are in uncertificated form, arrange for (or procure the arrangement of) the creation of an assured payment obligation in favour of the appropriate CREST account(s) of each person entitled thereto in accordance with the CREST assured payment arrangements in respect of  the aggregate Cash Consideration payable to that person pursuant to paragraph 2.1.1 (rounded up or down to the nearest U.S. cent), provided that Purchaser and the Paying Agent reserve the right to make payment (or procure the making of payment) of the said sums by bank transfer in accordance with paragraph 5.8 if reasonably necessary.

5.5          [In respect of the CVR Consideration, Purchaser shall issue or procure the issue of CVRs representing the aggregate CVR Consideration less the CVR Consideration due to the Depositary Shareholder to the Scheme Shareholders (other than the Depositary Shareholder) on the Effective Date, and shall procure that the Rights Agent shall update the CVR Register accordingly]3.

5.6          As from the Effective Time, each holding of Residual Shares credited to any stock account in CREST shall be disabled and all Residual Shares will be removed from CREST in due course.

5.7          Any physical deliveries by the Paying Agent, the Rights Agent or by any other person to the Scheme Shareholders (other than the Depositary Shareholder) pursuant to this Scheme (whether of cheques, notices, documents of title, certificates or otherwise) shall be effected by sending the same by post to the applicable Scheme Shareholders entitled thereto at their respective registered addresses as appearing in the register of Members of the Company at the Scheme Record Time or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time. None of the Company, Purchaser, any member of the Purchaser Group, the Paying Agent, the Rights Agent or any of their respective agents shall be responsible for any loss or delay in the transmission of any cheques or payments (including bank transfers), notices, documents of title, certificates or any other documents sent in accordance with this paragraph 5.7 (or, in the case of bank transfers, to the bank accounts referred to in paragraph 5.8 below) which shall be sent at the risk of the person or persons entitled thereto.

3 Note to draft: Settlement of the CVR Consideration to be confirmed.

5.8          All cheques delivered by the Paying Agent pursuant to this Scheme shall be in U.S. dollars and drawn on a United States of America clearing bank and shall be made payable to the person to whom, in accordance with the foregoing provisions of this paragraph 5, the cheque is sent (save that, in the case of joint holders, Purchaser and the Paying Agent reserve the right to make the cheque payable to the holder whose name stands first in the register of Members of the Company), and the encashment of any such cheque shall be a complete discharge of Purchaser’s obligations under this Scheme to pay (or procure the payment of) the monies represented thereby. In respect of any payments to Scheme Shareholders by bank transfer, Purchaser shall transfer, or procure the transfer of, the relevant sums in U.S. dollars to such bank account as may be (or have been) nominated by the relevant Scheme Shareholder, and such transfer shall be a complete discharge of Purchaser’s obligations under this Scheme to pay (or procure the payment of) such monies. The creation of an appropriate assured payment obligation as set out in paragraph 5.4.2 shall be a complete discharge of Purchaser’s obligations under this Scheme with reference to cash payments through CREST.

5.9          Any portion of the Exchange Fund which has not been transferred to the Scheme Shareholder to which it is due within twelve months of the Effective Date shall be delivered to Purchaser or its designee(s) promptly upon demand by Purchaser (it being understood that no such delivery shall affect any legal right that a Scheme Shareholder may have to receive the Transaction Deliverables), and thereafter such Scheme Shareholders shall be entitled to look only to Purchaser for, and Purchaser shall remain liable for, delivery of any outstanding Transaction Deliverables.

6.	Settlement of Transaction Deliverables in relation to Depositary Shares[4]
6.1          This paragraph 6 shall only apply in relation to the settlement of Transaction Deliverables in respect of Depositary Shares to the Scheme Shareholder which is the holder (as shown in the register of Members of the Company) of the Depositary Shares (the “Depositary Shareholder”).

6.2          At or as promptly as practicable following the Effective Time, Purchaser shall (or shall procure that the Paying Agent shall) pay to the Depositary Shareholder cash in an amount equal to the aggregate Cash Consideration payable to the Depositary Shareholder pursuant to paragraph 2.1.1 (rounded up or down to the nearest U.S. cent).

6.3          As from the Effective Time, each holding of Depositary Shares credited to the Depositary Shareholder’s stock account in CREST shall be disabled and all Depositary Shares will be removed from CREST in due course.

6.4          All cash payments to the Depositary Shareholder (or, if so nominated by the Depositary Shareholder at least five Business Days before the Effective Date, the Depositary) pursuant to this paragraph 6 shall be transferred by Purchaser (or, at Purchaser’s direction, by the Paying Agent or any nominee of Purchaser) in U.S. dollars to such bank account as the Depositary Shareholder shall inform Purchaser of in writing at least five Business Days prior to the Effective Date. Such transfer shall be a complete discharge of Purchaser’s obligations under this Scheme to pay (or procure the payment of) such monies. Neither Purchaser nor any member of Purchaser’s Group nor the Paying Agent nor the Company shall have any responsibility or liability under this Scheme for the onward distribution or transmission to the holders of Company ADSs, or to any other person, of the Transaction Deliverables due to the Depositary Shareholder (it being understood that this sentence does not affect the Company’s obligations under the Deposit Agreement).

6.5          [In respect of the CVR Consideration to be delivered to the Depositary Shareholder, Purchaser shall issue or procure the issue of such CVRs to the Depositary Shareholder on the Effective Date. In accordance with the Deposit Agreement and the terms of the CVR Agreement, the Depositary will distribute the CVRs pro rata to the holders of record of the Company ADSs as of the close of trading on the Business Day immediately prior to the Effective Date (the “Eligible Company ADS Holders”) as soon as reasonably practicable thereafter. Purchaser shall procure that the Rights Agent shall update the CVR Register to reflect the issue of the relevant CVRs to the Depositary and their distribution by the Depositary to the Eligible Company ADS Holders.5]

4 Note to draft: Payment mechanics to be discussed with the Depositary.

5 Note to draft: Mechanics for the issue/distribution of CVRs to ADS holders to be discussed with the Depositary and counsel.

7.	Withholding rights and overseas shareholders
7.1          The provisions of paragraphs [2, 3, 4, 5 and 6] shall be subject to any prohibition or condition imposed by Applicable Law.  Without prejudice to the generality of the foregoing:

7.1.1          the provisions of Section 2.4 of the Transaction Agreement (Withholding Rights) shall apply in respect of the payment of the Cash Consideration and the delivery of the CVR Consideration to Scheme Shareholders; and

7.1.2          if, in respect of any Scheme Shareholder with a registered address in a jurisdiction outside [the United Kingdom or the United States]6, Purchaser, any member of the Purchaser Group or the Paying Agent is advised that the delivery of the CVR Consideration pursuant to paragraph[s] [5 and 6] would or might infringe the laws of such jurisdiction or would require Purchaser, any member of the Purchaser Group, the Paying Agent or the Company to observe any governmental or other consent or any registration, filing or other formality with which Purchaser, any member of Purchaser Group, the Paying Agent or the Company (as the case may be) is unable to comply, or compliance with which by such person is regarded by such person or by Purchaser (in the case of Purchaser, acting reasonably) as unduly onerous:

7.1.2.1          such holders of Scheme Shares shall not have any entitlements to CVR Consideration under the Scheme; and

7.1.2.2          in lieu of the entitlement to CVR Consideration under the Scheme under paragraph 7.1.2.1, Purchaser will pay to such Scheme Shareholder an amount per Scheme Share that is equal to the amount per Scheme Share paid to Scheme Shareholders that hold CVR Consideration pursuant to the terms of the CVRs and on the same date as such payment is made to Scheme Shareholders that hold the CVR Consideration.

8.	Cessation of rights
With effect from and on the Effective Time, the Scheme Shareholders shall in accordance with this Scheme cease to have any rights with respect to the Scheme Shares, except the right to receive the Transaction Deliverables in exchange for the Scheme Shares as set out in paragraph 2.

9.	Mandates and dividends
All mandates relating to the payment of dividends on any Scheme Shares and other instructions (including communications preferences) given to the Company by Scheme Shareholders in force at the Scheme Record Time relating to Scheme Shares shall, as from the Effective Date, cease to be valid.

10.	Effective Time
10.1          This Scheme shall become effective as soon as a copy of the Court Order shall have been delivered to the Registrar of Companies in England and Wales for registration.

10.2          Unless this Scheme shall have become effective on or before the End Date (as defined in the Transaction Agreement) or such later date as the Company and Purchaser may agree and the Court may allow, this Scheme shall never become effective.

11.	Modification
The Company and Purchaser may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose. For the avoidance of doubt, no modification of the Scheme shall be made once the Scheme has taken effect.

12.	Governing law
This Scheme, and all rights and obligations arising out of or in connection with it, are governed by the laws of England and Wales and are subject to the exclusive jurisdiction of the English Courts.

6 Note: as a minimum we would expect the position to be clarified for Ireland and Portugal too ahead of sending the document out to shareholders.

Annex C

FORM OF COMPANY SHAREHOLDER RESOLUTION

SPECIAL RESOLUTION1

THAT, for the purpose of giving effect to the scheme of arrangement dated [•] 2023 between the Company and the holders of Scheme Shares (as defined in such scheme of arrangement), a print of which has been produced to this meeting and for the purposes of identification signed by the chairman of this meeting, in its original form or with or subject to any modification, addition, or condition as may be agreed from time to time (including, for the avoidance of doubt, after the date of this Resolution) between the Company and (the “Purchaser”) and which (if required) is approved by the High Court of Justice of England and Wales (the “Court”), or which is otherwise imposed by the Court and is mutually acceptable to the Company and the Purchaser each acting reasonably and in good faith (the “Scheme”):

(A)
the directors of the Company (or a duly authorised committee of the directors) be and are hereby authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and

(B)	with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article [180]:

“[180] Scheme of Arrangement

(i)          In this article, references to the “Scheme” are to the Scheme of Arrangement under Part 26 of the Act between the Company and the holders of Scheme Shares dated [●] 2023 in its original form or with or subject to any modification, addition or condition as may be agreed between the Company and [Purchaser] (the “Purchaser”) and which (if required) is approved by the Court, or which is otherwise imposed by the Court and is mutually acceptable to the Company and the Purchaser each acting reasonably and in good faith and, save as defined in this article, expressions defined in the Scheme shall have the same meanings in this article.2

(ii)          Notwithstanding any other provision of these articles or the terms of any resolution, whether ordinary or special, passed by the Company in general meeting, if the Company issues any shares (other than to any member of the Purchaser Group or a nominee of any such person (each such person, a “Purchaser Company”)) at or after the Voting Record Time but before the Scheme Record Time, including without limitation, any shares issued as a result of conversion of any convertible loan note instrument or indenture to which the Company is a party, such shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes of the Scheme) and the original or any subsequent holder or holders of such shares shall be bound by the Scheme accordingly.

(iii)          Subject to the Scheme becoming effective, and notwithstanding any other provision of these articles, if any shares in the Company are issued or transferred to any person other than a Purchaser Company (a “New Member”) after the Scheme Record Time including without limitation, any shares issued as a result of conversion of any convertible loan note instrument or indenture to which the Company is a party,  (such shares the “Post-Scheme Shares”), such New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) will be obliged, upon the Scheme becoming effective (or, if later, upon the issue or transfer of the Post-Scheme Shares to such New Member), to transfer immediately all of its Post-Scheme Shares free of all encumbrances to the Purchaser (or to such other person as may be nominated by the Purchaser) who shall be obliged to acquire (or procure the acquisition by such other person of) all of the Post-Scheme Shares. In exchange for the transfer of the Post-Scheme Shares, the Purchaser (or such other person as has been nominated by the Purchaser) shall pay or procure the payment to the New Member of the same Cash Consideration and deliver or procure the delivery to the New Member of the same CVRs that the New Member would have been entitled to receive pursuant to the Scheme had each Post-Scheme Share been a Scheme Share.

1 Note: subject to ongoing review.
2 Note: defined terms to be reviewed once Scheme is in agreed form.

(iv)          If, after the Effective Time, the Company Ordinary Shares shall have been changed to, or exchanged for, a different number or class of shares or securities by reason of any stock dividend, bonus issue, scrip dividend, subdivision, reorganization, merger, consolidation, reclassification, redesignation, recapitalization, share split, reverse share split, combination or exchange of shares, or a stock or scrip dividend shall be declared with a record date falling after the Effective Time, or any similar event shall have occurred, then the amount of any Cash Consideration and/ or CVR Consideration due to a New Member for each Post-Scheme Share pursuant to Article [180](iii) above shall be adjusted by the directors of the Company in such manner as the auditors of the Company may determine to be appropriate to provide the Purchaser and the New Members holding any Post-Scheme Share(s) with the same economic effect as contemplated by the Scheme prior to such event. References in this article to shares shall, following such adjustment, be construed accordingly.

(v)          To give effect to any transfer of Post-Scheme Shares required by this article, the Company may appoint any person as attorney and/ or agent (the “agent”) for the New Member to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of the Purchaser (or such other person as the Purchaser may nominate) and do all such other things and execute and deliver all such documents as may in the opinion of the agent be necessary or desirable to vest the Post-Scheme Shares in the Purchaser (or such other person as the Purchaser may nominate) and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as the Purchaser may direct. If an agent is so appointed, the New Member shall not thereafter be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed in writing by the Purchaser, and the Company may send to the agent any notice, circular, warrant or other document or communication which may otherwise be required to be sent to the New Member as a member of the Company.

(vi)          The Company may give good receipt for the Cash Consideration and CVR Consideration for the Post-Scheme Shares and may register the Purchaser (or such other person as the Purchaser may nominate) as holder of the Post-Scheme Shares and issue to it certificate(s) for the same. The agent shall be empowered to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder). The Company shall not be obliged to issue a certificate to the New Member for any Post-Scheme Shares.

(vii)          The Purchaser shall settle (or procure the settlement) of the Cash Consideration and CVR Consideration within 14 days of the transfer of the Post-Scheme Shares by the New Member to the Purchaser (or to such other person as the Purchaser may nominate).

(viii)          Notwithstanding any other provision of these articles, neither the Company nor its directors shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Time (other than to a Purchaser Company or a nominee of a Purchaser Company pursuant to the Scheme).

(ix)          If the Scheme shall not have become effective by the date referred to in paragraph [11.2] of the Scheme, this article shall be of no effect.”

Annex D

FORM OF CVR AGREEMENT

CONTINGENT VALUE RIGHTS AGREEMENT1

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [ ● ], 2023 (this “Agreement”), is entered into by and between Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Purchaser”), and [ ● ] (the “Rights Agent”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Transaction Agreement (as defined below).

RECITALS

WHEREAS, Purchaser and Amryt Pharma plc, a public limited company incorporated in England and Wales with registered number 12107859 (the “Company”), have entered into a Transaction Agreement, dated as of January 8, 2023 (as amended, amended and restated or otherwise modified from time to time, the “Transaction Agreement”), pursuant to which the entire issued share capital of the Company will be acquired by Purchaser by means of the Scheme of Arrangement on the terms and subject to the conditions set out in the Transaction Agreement and the Scheme of Arrangement (the “Transaction”);

WHEREAS, in connection with the Transaction and the Scheme of Arrangement, (i) at the Effective Time, the Scheme of Arrangement will become effective, pursuant to which Purchaser will acquire the Scheme Shares (including, for the avoidance of doubt, the Depositary Shares) from the Scheme Shareholders, and the Scheme Shareholders will cease to have any rights with respect to the Scheme Shares, except their rights to receive, in exchange for each Scheme Share: (x) $2.90 in cash, without interest and (y) one CVR (as defined below) for each Milestone (as defined below) and (ii) immediately following the Effective Time and as an indirect consequence of the Scheme of Arrangement, the holders of Company ADSs shall cease to have any rights with respect to the Company ADSs except for the right to receive the Per ADS Consideration, in each case subject to the terms and conditions set forth in the Transaction Agreement, the Scheme of Arrangement and the Deposit Agreement;

WHEREAS, pursuant to the terms of the Transaction Agreement, at the Effective Time, certain holders of Company Share Options and the holders of Company RSUs and Company PSUs, in each case outstanding as of immediately prior to the Effective Time (such Company Share Options, Company RSUs and Company PSUs, collectively, “Covered Equity Awards”), will become entitled to receive CVRs;

WHEREAS, pursuant to the Indenture and the articles of association of the Company, as amended by the Company Shareholder Resolution, upon any conversion of the 5.00% convertible senior notes due 2025 issued pursuant to the Indenture (the “Company Convertible Notes”) from and after the Effective Time, the holder of such Company Convertible Notes shall be entitled to receive the applicable Per Share Consideration, including CVRs;

WHEREAS, pursuant to the Deposit Agreement, the Depositary shall distribute the applicable Per ADS Consideration, including the CVRs received in respect of the Depositary Shares pro rata to the Eligible Company ADS Holders (as defined below) as soon as practicable after the Effective Time in accordance with the Deposit Agreement, the Scheme of Arrangement and the Transaction Agreement.

[1]	NTD: Subject to review by Rights Agent and Depositary.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Purchaser and the Rights Agent agree, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

1.	DEFINITIONS

1.1          Definitions.  As used in this Agreement, the following terms shall have the following meanings:

          “Acting Holders” means, at the time of determination, Holders of at least a majority of the outstanding CVRs as set forth on the CVR Register (it being understood that to the extent such Holders are nominees, they may be directed by the beneficial owners of such CVRs).

          “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

          “Assignee” has the meaning set forth in Section 7.3.

          “Change of Control” means (i) a sale or other disposition of more than 50% of the assets of either Purchaser or the Company on a consolidated basis (other than to any direct or indirect wholly owned Subsidiary of Purchaser), (ii) a merger or consolidation involving either Purchaser or the Company in which Purchaser or the Company, respectively, is not the surviving entity (other than in the case that the surviving entity is a direct or indirect wholly owned Subsidiary of Purchaser), and (iii) any other transaction involving either Purchaser or the Company in which Purchaser or the Company, respectively, is the surviving entity but in which the shareholders of Purchaser or the Company, respectively, immediately prior to such transaction own less than 50% of the surviving entity’s voting power immediately after the transaction.

          “Covered Equity Awards” has the meaning set forth in the Recitals.

          “Covered Milestone Payments” means the applicable Milestone Payments that become payable in respect of any CVR that was issued in respect of a Covered Equity Award pursuant to the Transaction Agreement; provided, that, anything to the contrary in this Agreement notwithstanding, the “Covered Milestone Payments” for any Out-of-Money CVR shall equal (A) if Milestone 1 is achieved, an amount equal to Milestone 1 Payment less the Option Deficit Amount, and (B) if Milestone 2 is achieved, the full amount of Milestone 2 Payment.

          “CVR” means the Milestone 1 CVR and Milestone 2 CVR, as applicable.

          [“CVR Beneficial Owners” has the meaning set forth in Section 2.3(b).]

          “CVR Register” has the meaning set forth in Section 2.3(b).

          “Diligent Efforts” means, with respect to a task or action related to Filsuvez, the efforts required to carry out such task or action in a diligent and sustained manner without undue interruption, pause or delay, which level is at least commensurate with the level of efforts that Purchaser and its controlled Affiliates would devote to its own products of similar potential (including commercial potential, but excluding the obligation to pay the Milestone Payments under this Agreement).  In furtherance and not in limitation of the foregoing, “Diligent Efforts” will include (a) with respect to Milestone 1, the obligation to pursue FDA approval that would result in the achievement of Milestone 1, including by reasonably promptly appealing (within the applicable timeframe permitted by the FDA) any failure of FDA to grant such approval and reasonably promptly pursuing additional pre-clinical studies in support thereof (provided that in no event will Purchaser or its controlled Affiliates be required under this Agreement to (i) pursue more than two (2) additional pre-clinical studies or incur obligations or liabilities in excess of $2,000,000 in the aggregate with respect to such studies or (ii) conduct an additional pre-approval clinical study in Filsuvez and (b) with respect to Milestone 2, to apply for a Priority Review Voucher by no later than ten (10) Business Days after Milestone 1 is achieved, if applicable.  For the avoidance of doubt, a failure to achieve a Milestone in and of itself may be consistent with Diligent Efforts, and Purchaser’s obligation to exercise Diligent Efforts hereunder does not mean that Purchaser guarantees any Milestone will be achieved or will be achieved by a specific date.

          “DTC” means The Depository Trust Company or any successor entity thereto.

          [“Eligible Company ADS Holders” means the holders of record of Company ADSs as of the close of business on the Business Day immediately prior to the Effective Date (as defined in the Scheme of Arrangement), which shall include Cede &.  Co. in respect of all Company ADSs held through DTC as of such time.]

          “Event of Default” has the meaning set forth in Section 6.1.

          “FDA” means the United States Food and Drug Administration or any successor agency thereto.

          “Filsuvez” means Filsuvez® (previously AP101/Oleogel-S10).

          “Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

          “ICC” has the meaning set forth in Section 7.6.

          “Milestone” means any of Milestone 1 or Milestone 2.

          “Milestone 1” means an approval issued by the FDA for Filsuvez, with any such approval to include a labelled indication related to wound healing in patients with recessive dystrophic epidermolysis bullosa (or a broader indication) at any time on or after the date of the Transaction Agreement or prior to the relevant Milestone Deadline Date; provided that such approval is not granted by the FDA under 21 C.F.R. §§ 314.510 of FDA’s regulations (i.e., accelerated approval).

          “Milestone 1 CVR” means a contractual contingent value right representing the right to receive the Milestone 1 Payment pursuant to this Agreement.

          “Milestone 1 Payment” means a contingent payment equal to $0.20.

          “Milestone 2” means the issuance by the FDA to the Company of a Priority Review Voucher (as defined in Section 529(a)(2) of the United States Federal Food, Drug and Cosmetic Act (21 U.S.C. 360ff(a)(2))) at any time on or after the date of the Transaction Agreement and on or prior to the relevant Milestone Deadline Date.

          “Milestone 2 CVR” means a contractual contingent value right representing the right to receive the Milestone 2 Payment pursuant to this Agreement.

          “Milestone 2 Payment” means a contingent payment equal to $0.30.

          “Milestone Deadline Date” means:

          (a) with respect to Milestone 1, December 31, 2024; and

          (b) with respect to Milestone 2, December 31, 2024 unless Milestone 1 is achieved during December, 2024, in which case the Milestone Deadline Date for Milestone 2 shall be January 31, 2025.

“Milestone Non-Achievement Notice” has the meaning set forth in Section 2.4(e).

“Milestone Notice” has the meaning set forth in Section 2.4(a).

          “Milestone Payment” means the Milestone 1 Payment or Milestone 2 Payment.

          “Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, controller or secretary in each case of Purchaser, in his or her capacity as such an officer, and delivered to the Rights Agent.

          “Out-of-Money CVR” means any CVR that was issued in respect of a Specified Company Share Option.

          “Option Deficit Amount” means $0.036.

          “Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy or by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (b) pursuant to a court order, (c) by operation of law (including by consolidation, scheme of arrangement or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, [(d) in the case of CVRs held through a nominee (including CVRs held through DTC on behalf of CVR Beneficial Owners), from a nominee to a beneficial owner (and, if applicable, through an intermediary so long as such transfer ends with such beneficial owner), to the extent allowable by DTC, as applicable,] (e) if Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable or (f) as provided in Section 2.7.  [For the avoidance of doubt, the distribution of CVRs by the Depositary to the Eligible Company ADS Holders as contemplated by this Agreement, the Scheme of Arrangement, the Deposit Agreement and the Transaction Agreement shall be a “Permitted Transfer” for all purposes hereunder.]

          “Person” means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality).

          “Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

          “Rules” has the meaning set forth in Section 7.6.

          “Specified Company Share Option” means those certain Company Share Options to acquire 5,148 Company ADSs at an exercise price per Company ADS of $14.68, granted on June 11, 2020 under the Company Equity Plans.

1.2          Rules of Construction.  For purposes of this Agreement, the parties hereto agree that:  (a) whenever the context requires, the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders; (c) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (d) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;” (e) the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders; (f) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires; (g) a reference to any specific Applicable Law or to any provision of any Applicable Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto; (h) references to any agreement or contract are to that agreement or contract as amended, modified or supplemented; (i) they have been represented by legal counsel during the negotiation and execution and delivery of this Agreement and therefore waive the application of any Applicable Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document; and (j) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”) unless the subjects of the conjunction are mutually exclusive.  The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.  All references to “Dollars” or “$” are to United States Dollars, unless expressly stated otherwise.  For the avoidance of doubt, the Milestone Payments contemplated by this Agreement have been calculated on a per Scheme Share basis and not on a Company ADS basis.

2.	CONTINGENT VALUE RIGHTS

2.1          CVRs.  The CVRs represent the rights of Holders to receive contingent cash payments pursuant to this Agreement.  The Milestone 1 CVR represents the contingent rights of Holders to receive the Milestone 1 Payment, and the Milestone 2 CVR represents the contingent rights of Holders to receive the Milestone 2 Payment.  The initial Holders shall be determined pursuant to the terms of the Transaction Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Purchaser in accordance with Section 4.1 hereof and supplemented by Purchaser by written notice to the Rights Agent from time to time after the date hereof, including upon the issuance of additional CVRs following any conversion of the Company Convertible Notes.

2.2          Non-transferable.  The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.  Any such sale, assignment, transfer, pledge, encumbrance or disposal that is not a Permitted Transfer shall be null and void ab initio and of no effect.

2.3          No Certificate; Registration; Registration of Transfer; Change of Address.

(a)          The CVRs shall not be evidenced by a certificate or other instrument.

(b)          The Rights Agent shall keep a register (the “CVR Register”) for the purpose of registering CVRs (including issuances of CVRs after the date hereof) and transfers of CVRs as herein provided.  [In the case of CVRs to be received by the holders of Covered Equity Awards pursuant to the Transaction Agreement or CVRs to be received by registered holders of Scheme Shares (other than the Depositary Shares), such CVRs shall initially be registered in the name and address of the holder of such Covered Equity Awards or Scheme Shares, as applicable, as set forth in the records of the Company at the Effective Time.]  [In the case of CVRs to be received by the Depositary Custodian in respect of the Depositary Shares, (i) the CVR Register shall be updated to reflect the distribution of such CVRs to the Eligible Company ADS Holders and such CVRs shall initially be registered in the name and address of such Eligible Company ADS Holders as set forth in the records of the Depositary and (ii) the CVR Register will initially show one position for Cede & Co. representing all of the CVRs that are distributed in respect of Company ADSs held through DTC on behalf of the Beneficial Owners (as defined in the Deposit Agreement) of such Company ADSs (“CVR Beneficial Owners”).  The Rights Agent will have no responsibility whatsoever directly to the CVR Beneficial Owners or DTC participants with respect to transfers of CVRs.  The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such CVR Beneficial Owners.]

(c)          Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer.  Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, notify Purchaser that it has received such written notice. Upon receipt of such notice from the Rights Agent, Purchaser shall in good faith reasonably determine whether the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), and if the Purchaser so reasonably determines that it does so comply, Purchaser shall reply to the Rights Agent in writing with instructions to register the transfer of such CVR in the CVR Register and notify Purchaser of the same. Upon receiving such written reply from Purchaser, the Rights Agent shall register the transfer of the CVRs in the CVR Register and notify the Purchaser of the same.  No service charge shall be made for any registration of transfer of a CVR, but Purchaser and the Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or charge that is imposed in connection with any such registration of transfer.  The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid.  All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Purchaser and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor.  No transfer of a CVR shall be valid unless and until registered in the CVR Register.

(d)          A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register.  The written request must be duly executed by the Holder.  Upon receipt of such written request, the Rights Agent is hereby authorized to, and shall promptly, record the change of address in the CVR Register.

2.4          Payment Procedures.

(a)          Subject to the remainder of this Section 2.4(a), if any Milestone is achieved prior to the relevant Milestone Deadline Date, Purchaser shall, within thirty (30) Business Days of the achievement of such Milestone, deliver to the Rights Agent a notice (a “Milestone Notice”) indicating the achievement of such Milestone and that the Holders are entitled to receive the applicable Milestone Payment.

(b)          The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of funds from Purchaser as required pursuant to Section 4.2, (i) send each Holder at its registered address (or, in the case of Cede & Co., pursuant to the applicable procedures of DTC) a copy of such Milestone Notice and (ii) pay, subject to receipt of cash from Purchaser in accordance with Section 4.2 and any letter of instruction reasonably required by the Rights Agent, the Milestone Payment (excluding certain Covered Milestone Payments to be paid via payroll systems as contemplated by the next sentence) to each of the Holders (x) by check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. New York City time on the date of the Milestone Notice, (y) with respect to any such Holder that is due an amount in excess of $5,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Milestone Notice, by wire transfer of immediately available funds to the account specified on such instructions or (z) with respect to Cede & Co., by wire transfer of immediately available funds pursuant to the applicable procedures of DTC.  To the extent Purchaser or any of its Subsidiaries is required under applicable law to deduct or withhold Taxes from any Covered Milestone Payment, Purchaser shall or shall cause one of its Subsidiaries as an agent on its behalf to (A) promptly following the achievement of the applicable Milestone, notify the Rights Agent in writing of the Covered Milestone Payments it intends to satisfy in this manner and (B) prior to or substantially concurrently with the payment of the Milestone Payments by the Rights Agent under this Section 2.4(b), pay, through its applicable payroll system, the applicable Covered Milestone Payments.

(c)          If any funds delivered to the Rights Agent for payment to Holders as Milestone Payments remain undistributed to the Holders on the date that is one year after the date of the applicable Milestone Notice, Purchaser shall be entitled to require the Rights Agent to deliver to Purchaser or its designee any funds which had been made available to the Rights Agent in connection with such Milestone Payment and not disbursed to the Holders (including, all interest and other income received by the Rights Agent in respect of all funds made available to it), and, thereafter, such Holders shall be entitled to look to Purchaser (subject to abandoned property, escheat and other similar Applicable Laws) only as general creditors thereof with respect to the Milestone Payments that may be payable.

(d)          Neither Purchaser, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any Milestone Payments delivered to a public official pursuant to any abandoned property, escheat or other similar Applicable Laws.  Any amounts remaining unclaimed by such Holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Laws, the property of Purchaser or its designee, free and clear of all claims or interest of any Person previously entitled thereto.  In addition to and not in limitation of any other indemnity obligation herein, Purchaser agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Purchaser.

(e)          If a Milestone is not achieved prior to the relevant Milestone Deadline Date, Purchaser shall, within thirty (30) Business Days of the relevant Milestone Deadline Date, deliver to the Rights Agent a notice (a “Milestone Non-Achievement Notice”) indicating that such Milestone has not been achieved.  The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt, deliver a copy of such Milestone Non-Achievement Notice to the Holders.  The Rights Agent will deliver to Purchaser a certificate certifying the date of delivery of such Milestone Non-Achievement Notice to the Holders.  If the Rights Agent does not receive from the Acting Holders a written objection to a Milestone Non-Achievement Notice within thirty (30) Business Days after the date of delivery of such Milestone Non-Achievement Notice by the Rights Agent to the Holders, the Holders will be deemed to have accepted such Milestone Non-Achievement Notice, and neither Purchaser nor its Controlled Affiliates will have any further obligation hereunder with respect to such Milestone Payment or otherwise with respect to such Milestone; provided that the foregoing shall not limit any remedies available to the Holders under this Agreement with respect to any breach by Purchaser arising prior to the time such Milestone Non-Achievement Notice is deemed to be accepted pursuant to this sentence.

2.5          U.S. Treatment. Except to the extent any portion of any Milestone Payment is required to be treated as imputed interest pursuant to Applicable Law, the parties hereto intend, for U.S. federal and applicable state and local income Tax purposes, to treat (i) Milestone Payments with respect to the CVRs received with respect to the Scheme Shares and Company ADSs, as applicable, pursuant to the Transaction Agreement and this Agreement as additional consideration paid at the Effective Time for the Scheme Shares and Company ADSs pursuant to the Transaction Agreement, (ii) each of Milestone 1 and Milestone 2 as covered by separate CVRs (the Milestone 1 CVRs and Milestone 2 CVRs, respectively) and (iii) Covered Milestone Payments, and not the receipt of any such CVR, for all U.S. federal and applicable state and local income Tax purposes, as compensation (subject to withholding Taxes to the extent required by Applicable Law) in the year in which the Covered Milestone Payment is made (provided that, for the avoidance of doubt, treatment in any jurisdiction outside of the United States will be determined by Purchaser in its good faith discretion following consultation with a reputable international tax accounting firm).

2.6          No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a)          The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b)          The CVRs shall not represent any equity or ownership interest in Purchaser or in any constituent company to the Transaction or any of their respective Affiliates.

2.7          Ability to Abandon CVR.  A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Purchaser or any of its Affiliates without consideration therefor.  Nothing in this Agreement shall prohibit Purchaser or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion.  Any CVRs acquired by Purchaser or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article 5 and Article 6.

2.8          Withholding.  Purchaser, its Affiliates, and the Company (as applicable) shall be entitled to deduct and withhold from the Milestone Payments or Covered Milestone Payments (as applicable), such amounts, if any, of Tax as it is required to deduct and withhold with respect to the making of such payment or delivery under Applicable Law. Purchaser will cooperate in good faith with the Holders to implement payment arrangements in respect of the settlement of the Milestone Payments and the Covered Milestone Payments (including through the use of appropriate agents that will, to the extent legally permissible, minimize both the amount of, and the administrative burdens associated with, such deduction or withholding). To the extent that amounts of Tax are so deducted and withheld, such deducted and withheld amounts (a) shall be remitted to the applicable Taxing Authority within the time limits imposed by Applicable Law and (b) shall be treated for all purposes of this Agreement and the Scheme of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made.

3.	THE RIGHTS AGENT

3.1          Certain Duties and Responsibilities.  Purchaser hereby appoints the Rights Agent to act as rights agent for Purchaser in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment.  Prior to the occurrence of an Event of Default, and after the curing or waiving of all such Events of Default which may have occurred, the Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its gross negligence, bad faith or willful or intentional misconduct.  If an Event of Default has occurred (which has not been cured or waived), the Rights Agent shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in their exercise, as a reasonably prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

3.2          Certain Rights of the Rights Agent.  The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent.  In addition:

(a)          the Rights Agent may rely and shall be protected and held harmless by Purchaser in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b)          whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith or willful or intentional misconduct on its part, incur no liability and be held harmless by Purchaser for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c)          the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection and shall be held harmless by Purchaser in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d)          in the event of arbitration, the Rights Agent may engage and consult with regulatory experts, drug development experts and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

(e)          the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(f)          the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(g)          the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Purchaser with respect to any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Purchaser only;

(h)          the Rights Agent shall have no liability and shall be held harmless by Purchaser in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Purchaser), nor shall it be responsible for any breach by Purchaser of any covenant or condition contained in this Agreement, except for any such breach resulting from the Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

(i)          Purchaser agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable out-of-pocket costs and expenses of defending Rights Agent against any claim, charge, demand, suit or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

(j)          The Rights Agent shall not be liable for consequential damages under any provision of this Agreement or for any consequential damages arising out of any act or failure to act hereunder in the absence of gross negligence, bad faith or willful or intentional misconduct on its part;

(k)          Purchaser agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Purchaser on or prior to the date hereof (which shall not exceed $20,000 per year), and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)).  The Rights Agent shall also be entitled to reimbursement from Purchaser for all reasonable, necessary and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder (other than in connection with any proceeding initiated by the Rights Agent on behalf of itself or the Holders); and

(l)          No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

3.3          Resignation and Removal; Appointment of Successor.

(a)          The Rights Agent may resign at any time by giving written notice thereof to Purchaser specifying a date when such resignation shall take effect, which notice shall be sent at least sixty (60) days prior to the date so specified but in no event shall such resignation become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4.  Purchaser has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect but no such removal shall become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4.  Notice of such removal shall be given by Purchaser to the Rights Agent, which notice shall be sent at least sixty (60) days prior to the date so specified.

(b)          If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Purchaser shall, as soon as is reasonably practicable, appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank.  Notwithstanding the foregoing, if Purchaser shall fail to make such appointment within a period of sixty (60) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c)          Purchaser shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent [through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only)] or by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register.  Each notice shall include the name and address of the successor Rights Agent.  If Purchaser fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be transmitted at the expense of Purchaser.  Failure to give any notice provided for in this Section 3.3, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(d)          Notwithstanding anything else in this Section 3.3, unless consented to in writing by the Acting Holders, Purchaser shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of an international commercial bank.

(e)          The Rights Agent will cooperate with Purchaser and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

3.4          Acceptance of Appointment by Successor.  Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Purchaser and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent.  On request of Purchaser or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts and duties of the retiring Rights Agent.

4.	COVENANTS

4.1          List of Holders.  Promptly following the Effective Time (including from time to time following the issuance of additional CVRs), Purchaser shall furnish or cause to be furnished to the Rights Agent, in a form reasonably satisfactory to the Rights Agent and received from the Paying Agent (and, in the case of the Holders who held Covered Equity Awards, received from the Company), the names and addresses of the Holders (including the Eligible Company ADS Holders).

4.2          Payment of Milestone Payments.  If a Milestone has been achieved in accordance with this Agreement, Purchaser shall, promptly (but in any event no later than ten (10) Business Days) following the delivery of a Milestone Notice, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the applicable Milestone Payment to all Holders (other than holders entitled to certain Covered Milestone Payments as set forth in Section 2.4).

4.3          Books and Records.  Purchaser shall, and shall cause its Subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder.

4.4          Further Assurances.  Purchaser agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

4.5          Annual Statements. Within 60 days of the end of each of Purchaser’s fiscal years ending after the date hereof and prior to the expiration of the latest Milestone Deadline Date, Purchaser shall provide the Rights Agent with a written statement setting forth in reasonable detail the status of each Milestone, including reasonable detail regarding the efforts Purchaser is undertaking and has over the past year undertaken to achieve the Milestones. Promptly after the Rights Agent’s receipt of such statement, it shall cause such statement to be delivered to the Holders.

4.6          Diligent Efforts.  Commencing upon the Closing Date and continuing until the earlier of (x) with respect to a given Milestone, the relevant Milestone Deadline Date and (y) the achievement of all Milestones, Purchaser shall, and shall cause its controlled Aﬃliates to, use Diligent Eﬀorts to achieve the Milestones.  Without limiting the foregoing, neither Purchaser nor any of its controlled Affiliates shall act in bad faith for the purpose of avoiding achievement of the Milestones or the payment of any Milestone Payment.  Notwithstanding the foregoing, neither Purchaser nor any of its controlled Affiliates shall be required to (i) develop Filsuvez in any indication other than for the treatment of recessive dystrophic epidermolysis bullosa or (ii) develop (or further develop) Filsuvez in any country other than the United States.

5.	AMENDMENTS

5.1          Amendments without Consent of Holders.

(a)          Without the consent of any Holders or the Rights Agent, Purchaser at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i)            to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(ii)          to add to the covenants of Purchaser such further covenants, restrictions, conditions or provisions as Purchaser shall consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii)          to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein or in the Transaction Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv)          as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws;

(v)           to evidence the assignment of this Agreement by Purchaser as provided in Section 7.3; or

(vi)          any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(b)          Without the consent of any Holders, Purchaser and the Rights Agent, at any time and from time to time, may enter into one or more amendments thereto to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 7.4 or to transfer CVRs to Purchaser pursuant to Section 2.7.

(c)          Promptly after the execution by Purchaser and/or the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Purchaser shall transmit or cause the Rights Agent to transmit a notice thereof [through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only)] or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.2          Amendments with Consent of Holders.

(a)          Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of any Holder or the Rights Agent), with the consent of the Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register, whether evidenced in writing or taken at a meeting of the Holders, Purchaser and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b)          Promptly after the execution by Purchaser and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Purchaser shall transmit (or cause the Rights Agent to transmit) a notice thereof [through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only)] or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.3          Execution of Amendments.  Prior to executing any amendment permitted by this Section 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Purchaser stating that the execution of such amendment is authorized or permitted by this Agreement.  The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, powers, trusts or duties under this Agreement or otherwise.

5.4          Effect of Amendments.  Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

6.	REMEDIES OF THE HOLDERS

6.1          Event of Default.  “Event of Default” with respect to the CVRs, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Applicable Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority):

(a)          default in the payment by Purchaser pursuant to the terms of this Agreement of all or any part of the Milestone Payment after a period of ten (10) Business Days after the Milestone Payment shall become due and payable; or

(b)          material default in the performance, or breach in any material respect, of any covenant or warranty of Purchaser hereunder (other than a default in whose performance or whose breach is elsewhere in this Section 6.1 specifically dealt with), and continuance of such default or breach for a period of ninety (90) days after a written notice specifying such default or breach and requiring it to be remedied is given, which written notice states that it is a “Notice of Default” hereunder and is sent by registered or certified mail to Purchaser by the Rights Agent or to Purchaser and the Rights Agent by the Acting Holders.

If an Event of Default described above occurs and is continuing (and has not been cured or waived), then, and in each and every such case, (i) the Rights Agent by notice in writing to Purchaser or (ii) the Rights Agent upon the written request of the Acting Holders by notice in writing to Purchaser (and to the Rights Agent if given by the Acting Holders), shall commence an arbitration proceeding to protect the rights of the Holders, including to obtain payment for any amounts then due and payable.

The foregoing provisions of this Section 6.1, however, are subject to the condition that if, at any time after the Rights Agent shall have commenced such arbitration proceeding, and before any award shall have been obtained, Purchaser shall pay or shall deposit with the Rights Agent a sum sufficient to pay all amounts which shall have become due and such amount as shall be sufficient to cover reasonable compensation to the Rights Agent, its agents, attorneys and counsel, and all Events of Default under this Agreement shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Acting Holders, by written notice to Purchaser and to the Rights Agent, may waive all defaults that are the subject of such arbitration proceeding, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default.

6.2          Arbitration Proceedings for Enforcement.  If an Event of Default has occurred, has not been waived and is continuing, the Rights Agent may in its discretion proceed to protect and enforce the rights vested in it by this Agreement by commencing arbitration proceedings pursuant to Section 7.6.

6.3          Limitations on Suits by Holders.  Subject to the last sentence of this Section 6.3, no Holder of any CVR shall have any right under this Agreement to commence arbitration proceedings under or with respect to this Agreement, or for the appointment of a Rights Agent, receiver, liquidator, custodian or other similar official, for any other remedy hereunder, unless (i) such Holder previously shall have given to the Rights Agent written notice of default, (ii) the Acting Holders shall have made written request upon the Rights Agent to commence such arbitration proceeding in its own name as Rights Agent hereunder and shall have offered to the Rights Agent such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and (iii) the Rights Agent for fifteen (15) days after its receipt of such notice, request and offer of indemnity shall have failed to commence any such arbitration proceeding and no direction inconsistent with such written request shall have been given to the Rights Agent pursuant to Section 6.4; provided that in the event of an insolvency, bankruptcy or similar proceeding of Purchaser or any of its controlled Affiliates, individual Holders shall be entitled to assert claims in such proceeding and take related actions in pursuit of such claims with respect to any payment that may be claimed by or on behalf of Purchaser or by any creditor of Purchaser.  Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of the amounts that a Milestone Notice indicates are payable in respect of such CVR on or after the applicable due date, or to commence arbitration proceedings for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder.

6.4          Control by Acting Holders.  Subject to the last sentence of this Section 6.4, the Acting Holders shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Rights Agent, or exercising any power conferred on the Rights Agent by this Agreement, provided that such direction shall not be otherwise than in accordance with Applicable Law and the provisions of this Agreement; provided, further that (subject to the provisions of Section 3.1) the Rights Agent shall have the right to decline to follow any such direction if the Rights Agent, being advised by external counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Rights Agent (acting in good faith through its board of directors, the executive committee, or a committee of directors of the Rights Agent) shall determine that the action or proceedings so directed would involve the Rights Agent in personal liability or if the Rights Agent in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders not joining in the giving of said direction.  Nothing in this Agreement shall impair the right of the Rights Agent in its discretion to take any action deemed proper by the Rights Agent and which is not inconsistent with such direction or directions by the Acting Holders.

7.	OTHER PROVISIONS OF GENERAL APPLICATION

7.1          Notices to the Rights Agent and Purchaser.  Any notice or other communication required or permitted to be delivered to Purchaser or the Rights Agent under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide or international overnight courier service, (c) immediately upon delivery by hand, or (d) on the date of receipt, if delivered by email (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto from the primary recipient thereof); provided that in each case the notice or other communication is sent to the physical address or email address, as applicable, set forth beneath the name of such party below (or to such other physical address or email address as such party shall have specified in a written notice given to the other party):

If to the Rights Agent, to it at:

[ ● ]

With a copy to:

[ ● ]

If to Purchaser, to it at:

Chiesi Farmaceutici S.p.A.
Via Palermo 26/A
Parma, 43122
Italy
Attention:             Marco Vecchia and Giacomo Chiesi
Email:                  *************************
                                             *************************

With a copy to:

Dechert LLP
Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036
Attention:            Alain Decombe
David Rosenthal
Michael Darby
Email:                      *************************
*************************
*************************

The Rights Agent or Purchaser may specify a different address or email address by giving notice in accordance with this Section 7.1.

7.2          Notice to Holders.  Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice.

7.3          Purchaser Successors and Assigns.  Purchaser may not directly or indirectly assign any or all of its rights, interests or obligations hereunder to any person or entity without the prior written consent of the Acting Holders; provided, that Purchaser may assign, any or all of its rights, interests and obligations hereunder (a) in its sole discretion and without the consent of any other Person, to one or more direct or indirect wholly-owned Subsidiaries of Purchaser (but only so long as they remain wholly-owned Subsidiaries of Purchaser) (provided that such assignment would not be adverse to the Holders) and (b) to any other person or entity with the prior written consent of the Acting Holders (each permitted assignee under clause (a) or (b) and any subsequent assignee under the next sentence, an “Assignee”); provided that the Assignee agrees in writing to assume and be bound by all of the terms and conditions of this Agreement.  Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees which agree to assume and be bound by all of the terms and conditions of this Agreement; provided, however, that in connection with any assignment to an Assignee, Purchaser (or the other assignor) shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all covenants, agreements and obligations of Purchaser hereunder, with such Assignee substituted for Purchaser under this Agreement.  This Agreement will be binding upon, inure to the benefit of and be enforceable by Purchaser’s successors and each Assignee.  Subject to compliance with the requirements set forth in this Section 7.3 relating to assignments, this Agreement shall not restrict Purchaser’s, any Assignee’s or any of their respective successors’ ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off.  Each of Purchaser’s successors (including following a Change of Control) and each Assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly assume payment of amounts on all of the CVRs and the performance of every obligation, agreement and covenant of this Agreement on the part of Purchaser to be performed or observed.  The Rights Agent may not assign this Agreement without Purchaser’s written consent.  Any attempted assignment of this Agreement or any rights, interests or obligations in violation of this Section 7.3 shall be void and of no effect.

7.4          No Third Party Beneficiaries.  Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent, Purchaser, Purchaser’s successors and Assignees, each of whom is intended to be, and is, a third party beneficiary hereunder; provided that the Holders shall be considered third party beneficiaries solely to the extent set forth in Sections 2.8 and 6) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Purchaser, Purchaser’s successors and Assignees, and the Holders (solely to the extent set forth in Sections 2.8 and 6).  The Holders of CVRs shall have no rights except the contractual rights as are expressly set forth in this Agreement.  Notwithstanding anything to the contrary contained herein, any Holder may at any time agree to renounce, in whole or in part, whether or not for consideration, such Holder’s rights under this Agreement by written notice to the Rights Agent and Purchaser, which notice, if given, shall be irrevocable, and Purchaser may, in its sole discretion, at any time offer consideration to Holders in exchange for their agreement to irrevocably renounce their rights, in whole or in part, hereunder.

7.5          Governing Law.  This Agreement, the CVRs and all actions arising under or in connection herewith and therewith (whether sounding in contract, tort or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

7.6          Arbitration.  Any dispute, controversy or claim (including any claim for breach hereof) based upon, relating to or arising out of this Agreement or any transaction contemplated hereby (other than a dispute, controversy or claim asserted against or by the Rights Agent to the extent pertaining to the Rights Agent’s rights, immunities, liabilities, duties, responsibilities or obligations hereunder) shall be resolved by binding arbitration conducted in accordance with the Rules of Arbitration (“Rules”) of the International Chamber of Commerce (the “ICC”).  The arbitration shall be conducted by a panel of three arbitrators, each of whom shall be independent and a lawyer or retired judge with at least fifteen years’ experience in the pharmaceutical industry and with mergers and acquisitions.  No later than fifteen days after an arbitration proceeding is commenced under this Section 7.6, Purchaser shall nominate one arbitrator and the Holder (or, if more than one Holder is a party to the arbitration proceeding, all such Holders collectively) shall nominate one arbitrator, and the two so nominated arbitrators shall select the third arbitrator.  If the two arbitrators cannot or fail to agree upon the third arbitrator within fifteen days of their confirmation by the ICC, the third arbitrator shall be appointed by the ICC in accordance with the Rules.  The arbitration shall be administered by the ICC acting through its International Court of Arbitration.  The arbitration shall be conducted in the English language and the seat, or place, of the arbitration shall be the city of New York, New York.  Hearings shall be conducted in New York, New York, or at such other location as mutually agreed by Purchaser and the Holder or Holders that are party to the arbitration proceeding.  The arbitration award shall be final, conclusive, binding and non-appealable and shall not be subject to further review by any court.  The arbitrator shall have no power to amend or supplement the terms of this Agreement or the Transaction Agreement or act ex aequo et bono.  Judgment upon the award may be entered in any court having jurisdiction thereof.  Each party shall bear his, her or its own costs of any such arbitration or investigation in respect of any dispute.  Any award payable in favor of the Holders or the Rights Agent as a result of arbitration shall be distributed to the Holders on a pro rata basis, based on the number of CVRs held by each Holder.

7.7          Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

7.8          Termination.  This Agreement shall be terminated and of no force or effect, the parties hereto shall have no liability hereunder (other than with respect to monies due and owing by Purchaser to Rights Agent), and no payments shall be required to be made, upon the earliest to occur of (a) the payment of the full amount of the potential Milestone Payments required to be paid under the terms of this Agreement pursuant to Section 2.4, (b) the termination of the Transaction Agreement in accordance with its terms prior to the occurrence of the Effective Time and (c) 90 days following the latest Milestone Deadline Date.  Notwithstanding the foregoing, no such termination shall affect any rights or obligations accrued prior to the effective date of such termination (including in respect of breaches of this Agreement by Purchaser prior to such termination) or this Section 7, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.

7.9          Entire Agreement; Counterparts.  This Agreement, the Support Agreements and the Transaction Agreement constitute the entire agreement and supersede all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof.  If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Transaction Agreement, this Agreement shall govern and be controlling.  This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.  The exchange of a fully executed Agreement (in counterparts or otherwise) by .PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

CHIESI FARMACEUTICI S.P.A.

By:
Name:
Title:
[RIGHTS AGENT]

By:
Name:
Title: